

07047499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Summit Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Western Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Paladin Resources Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

David Berrie
Executive Director - Corporate
Summit Resources Limited
15 Rheola Street, West Perth WA 6005, Australia
+61 8 9322 9100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Bidder's Statement, with attachments

Item 2. **Informational Legends**

See cover page of the Bidder's Statement

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paladin Resources Ltd concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2007

PALADIN RESOURCES LTD

Name: Mr John Borshoff
Title: Managing Director

PALADIN RESOURCES LTD
OFFER TO PURCHASE ALL OUTSTANDING ORDINARY SHARES OF SUMMIT RESOURCES LIMITED

INFORMATION FOR U.S. SHAREHOLDERS OF SUMMIT RESOURCES LIMITED

MARCH 15, 2007

Your address shown in the register of members of Summit is in the United States. Paladin intends to rely on Rule 802 of the Securities Act of 1933 (US) to permit it to issue Paladin Shares in exchange for Summit Shares under its Offer to Summit shareholders with registered addresses in the United States. Accordingly, if you accept Paladin's Offer, you will not be treated as a Foreign Shareholder (as that term is defined in the Bidder's Statement) and Your Summit Shares will not be sold under the nominee process described in section 13.7 of the Bidder's Statement. You will receive Paladin Shares as consideration for Your Summit Shares.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.


PALADIN

Bidder's Statement
containing an Offer by

PALADIN RESOURCES LTD

ABN 47 061 681 098

to purchase all of your ordinary shares in

SUMMIT RESOURCES LTD

ABN 86 009 474 775

You will receive one Paladin Share for every 2.04 of Your Summit Shares

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with this document, you should contact your broker, financial adviser or legal adviser immediately.



Advisors to Paladin


Azure Capital


Freehills

total pages: 104

Important information

This Bidder's Statement is issued by Paladin Resources Ltd ABN 47 061 681 098 (Paladin) under Part 6.5 of the Corporations Act.

A copy of this Bidder's Statement was lodged with ASIC on 27 February 2007. Neither ASIC nor its officers takes any responsibility for the content of this Bidder's Statement.

Investment advice

In preparing this Bidder's Statement, Paladin has not taken into account the individual objectives, financial situation or needs of individual Summit shareholders. Accordingly, before making a decision whether or not to accept the Offer, you may wish to consult with your financial or other professional adviser.

Disclaimer as to forward looking statements

Some of the statements appearing in this Bidder's Statement may be in the nature of forward looking statements. You should be aware that such statements are only predictions and are subject to inherent risks and uncertainties. Those risks and uncertainties include factors and risks specific to the industry in which Summit and Paladin and the members of the Paladin Group operate as well as general economic conditions, prevailing exchange rates and interest rates and conditions in the financial markets. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement. None of Paladin, the officers of Paladin, any persons named in this Bidder's Statement with their consent or any person involved in the preparation of this Bidder's Statement, makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement. The forward looking statements in this Bidder's Statement reflect views held only as at the date of this Bidder's Statement.

Disclaimer as to Summit and Merged Entity information

The information on Summit, Summit's securities and Summit Group contained in this Bidder's Statement has been prepared by Paladin using publicly available information.

The information in this Bidder's Statement concerning Summit and the assets and liabilities, financial position and performance, profits and losses and prospects of the Summit Group, has not been independently verified by Paladin. Accordingly Paladin does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on the Merged Entity contained in this Bidder's Statement, to the extent that it incorporates or reflects information on Summit and Summit Group, has also been prepared using publicly available information. Accordingly, information in relation to the Merged Entity is subject to the foregoing disclaimer to that extent.

Further information relating to Summit's business may be included in Summit's target's statement which Summit must provide to its shareholders in response to this Bidder's Statement.

Foreign jurisdictions

The distribution of this Bidder's Statement in jurisdictions outside Australia and New Zealand may be restricted by law, and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Bidder's Statement does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify Paladin or to otherwise permit a public offering of Paladin Shares outside Australia. Paladin Shares have not been, and will not be, registered under the United States Securities Act of 1933 (Securities Act) and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the Securities Act), except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws.



Privacy

Paladin has collected your information from the Summit register of shareholders for the purpose of making this Offer and, if accepted, administering your holding of Summit Shares. The Corporations Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Paladin's related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. The registered address of Paladin is Grand Central, 1st Floor, 26 Railway Road, Subiaco, Western Australia 6008.

Defined terms

A number of defined terms are used in this Bidder's Statement. Unless the contrary intention appears, the context requires otherwise or words are defined in section 14 of this Bidder's Statement, words and phrases in this Bidder's Statement have the same meaning and interpretation as in the Corporations Act.

Contents


PALADIN


PRODUCT DRUM NO.

Key dates

Date of this Bidder's Statement	Tuesday 27th February 2007
Date of Offer	Thursday 15th March 2007
Offer closes (unless extended or withdrawn)	5.00pm (Perth, Western Australia time) on Monday 16th April 2007

Key Contacts

Share registrar for the Offer

Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: (+61 8) 9323 2000
Facsimile: (+618) 9323 2033

Paladin Offer Information Line*

1800 651 091

* For legal reasons, calls to these numbers will be recorded.

Chairman's Letter

27 February 2007

Dear Summit Shareholder

The board of Paladin Resources Ltd (Paladin) is delighted to provide you with the opportunity to participate in the merger of Summit's assets with Paladin's own strong portfolio, and to welcome you as shareholders in our organisation.





Directors (left to right) Mr Sean Llewelyn, Mr George Pirie, Ms Gillian Swaby (Company Secretary), Mr John Borshoff, Mr Ian Noble, Mr Rick Crabb.

The proposed offer by Paladin, for all the shares in Summit, is very attractive both in terms of the premium offered and the opportunities available to the combined group within the global uranium market. Based on the 5 day volume weighted average price (**VWAP**) for Paladin Shares and the 10 day VWAP for Summit Shares on the ASX prior to announcement, the offer provides you with a 34% premium to the value of Your Summit Shares. Moreover, you may elect to retain your Paladin Shares or sell them into a highly liquid trading market.

Should you choose to retain your Paladin Shares, you will participate in the operation of the first modern, large scale uranium mine in a decade, at Langer Heinrich in Namibia, which produced Paladin's first yellowcake in December 2006. Given that Paladin enjoys excellent exposure to current strong uranium pricing (and has no legacy pre-2006 sales contracts), you will benefit from ongoing participation in the global uranium market, which is expected to be highly attractive for suppliers in the foreseeable future due to the imbalance between supply and demand.

Upon accepting this offer, you will have the opportunity to participate both through increases in the value of your in-the-ground assets as well as through annual earnings growth. With the recently committed Kayelekera project and plans to expand Langer Heinrich by late 2008 or early 2009, Paladin is targeting production of 7Mlbs U_3O_8 per annum in the near term.

As a Paladin shareholder, you will have reduced your exposure to State Government uranium mining policy, while retaining material upside if/when that policy shifts. Paladin, a pure uranium play, has interests in a significant portfolio of quality Australian uranium exploration assets including in Queensland, Western Australia and the Northern Territory. Paladin compliments these with ownership of two key assets in Southern Africa, Langer Heinrich and Kayelekera, one of which is in production and the second of which is within just two years of production following the Paladin board's recent approval to commence development.

You will benefit from a proven board and management team with the appropriate mix of uranium specific skills and experience – from geology, processing, construction and marketing through to project finance. Given the lack of activity in uranium mining and processing over the last thirty years, a team with the depth and breadth of uranium-specific experience such as that compiled by Paladin is very hard to replicate, particularly within single project companies.

If Paladin is successful in gaining control of Summit, it intends to make the most of Summit's uranium assets, the larger of which it already owns 50% through its participation in the Isa Uranium Joint Venture (Mt Isa JV). Paladin's view is that a production target in or after 2012 is a realistic expectation for the Mt Isa JV. This view is based on Paladin's development experience and understanding of the likely development process in Queensland, should uranium mining be allowed.

Paladin's broad growth strategy is focussed on acquiring additional development opportunities beyond 2009 and establishing a uranium marketing subsidiary. The Paladin board has a clear vision to see Paladin become a major world supplier of uranium, as an international multi-mine producer and marketer that, amongst other things, will establish its own uranium inventory to afford the Paladin Group flexibility and stability of ongoing supply, in a dynamic uranium market.

We consider that Australia has an important role to play in world uranium supply and as such we are prepared to take a patient yet committed approach in progressing Summit's uranium assets.

On behalf of the Paladin board, I encourage you to carefully read the details of our offer and I look forward to shortly welcoming you as a shareholder of Paladin.

Yours sincerely

Mr Rick Crabb
Chairman

The Offer presents a significant premium to Summit's recent trading value

Summit shareholders are offered a significant premium to recent trading levels, as well as the opportunity to become a shareholder of Paladin, a highly regarded and well positioned resources group in the ASX S&P 100 Index.

The consideration comprises 1 Paladin Share for every 2.04 Summit Shares. Based on the 5 day volume weighted average price (**VWAP**) of Paladin Shares on the ASX prior to the announcement of the Offer on 27 February 2007, the value of the scrip consideration under the Offer (**Implied Offer Price**) is $5.12 per Summit Share.

Figures 1 and 2 below illustrate the attractive premiums the Implied Offer Price represents to recent trading prices of Summit Shares.



Why you should accept the Offer



The opportunity to become a shareholder of Paladin, a highly regarded and well positioned resources group in the ASX S&P 100 Index.





In December 2006 Paladin announced the conclusion of construction and staged commissioning of the Langer Heinrich mine in Namibia, the first complete new conventional uranium mining operation to come into production in a decade.

Figure 1
Offer Premiums to Summit Shareholders





Notes:

1. VWAP means the volume weighted average price for the stated number of trading days prior to announcement of the Offer on 27 February 2007 (**Announcement Date**).
2. The Implied Offer Price is based on Paladin's Offer of 1 Paladin Share for every 2.04 Summit Shares and the Paladin 5 day VWAP.
3. Summit shareholders who accept the Offer will receive Paladin Shares in accordance with the terms of the Offer and the reference to the Implied Offer Price should not be taken as suggesting that Summit shareholders that accept the Offer will receive cash. The Implied Offer Price is not fixed. As you are being offered Paladin Shares as consideration for Your Summit Shares, the Implied Offer Price will vary with the market price of Paladin Shares.



Figure 2
Implied Offer Price Compared with Summit Share Price


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Share Price ($)
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06
Feb-07
Summit
Implied Offer Price

Notes:

1. The Implied Offer Price is based on Paladin's Offer of 1 Paladin Share for every 2.04 Summit Shares and the Paladin 5 day VWAP.
2. Summit shareholders who accept the Offer will receive Paladin Shares in accordance with the terms of the Offer and the reference to the Implied Offer Price should not be taken as suggesting that Summit shareholders that accept the Offer will receive cash. The Implied Offer Price is not fixed. As you are being offered Paladin Shares as consideration for Your Summit Shares, the Implied Offer Price will vary with the market price of Paladin Shares.

Paladin is also well down the path towards development of its second asset – Kayelekera in Malawi, Southern Africa.



The Offer gives you the opportunity to become a shareholder in Paladin, a uranium producer with exploration and development upside

By accepting the Offer, you will become a shareholder in a uranium producing company which enjoys excellent exposure to current strong uranium pricing and has no legacy pre-2006 sales contracts.

You will also retain significant exploration upside, retain exposure to a uranium focused company and inherit a management team and board with the requisite skills and demonstrated ability to bring a uranium mine into production.

In December 2006 Paladin announced the conclusion of construction and staged commissioning of the Langer Heinrich mine in Namibia, the first complete new conventional uranium mining operation to come into production in a decade. The circuit is currently in ramp up phase and has produced Paladin's first uranium oxide concentrate – commonly known as "yellowcake". A number of commissioning problems have surfaced which are considered normal at this stage of production ramp-up. The first commercial shipment of uranium is scheduled for March 2007.

Langer Heinrich is expected to produce 2.6 Mlbs per annum of U_3O_8 which it will sell into a prudent balance of spot market and long term contracts with large nuclear power utilities. The operation has a current planned life of 17 years. Paladin has announced an intention to expand production to 3.7 Mlbs per annum relatively soon after commissioning the current facility, subject to the expansion meeting required economic objectives.

Paladin is also well down the path towards development of its second asset – the Kayelekera Project in Malawi, Southern Africa. A Development Agreement has been entered into with the Republic of Malawi, which will provide a 10-year fiscal and operational stability period for



the Kayelekera project. The Bankable Feasibility Study by GRD Minproc (Pty) Ltd of South Africa has been completed and shows that the Kaylekera project is financially and technically viable, with an 11 year project life. The Paladin board has approved project development and preliminary works have already commenced, which will keep the project on schedule for the proposed start-up in September 2008. Kayelekera is expected to produce 3.3 Mlbs per annum of U_3O_8 for the first 7 years and 1.17 Mlbs per annum of U_3O_8 for the last 4 years. Mining licence approvals are expected toward the end of March 2007.

On 30 November 2006 Paladin issued US$250 million convertible bonds due in 2011. The bonds are unsubordinated, unsecured obligations and carry a coupon rate of 4.50% per annum, payable semi-annually, and are convertible into Paladin Shares at US$7.685 per share (representing a conversion premium of approximately 38% above the price of Paladin Shares at the time of pricing (A$7.090 on 30 November 2006, or US$5.569 based on then-current exchange rates)). The net proceeds of the bonds will be used to advance further the development of the Kayelekera Project, establish a uranium marketing subsidiary, fund opportunities as they arise to support acquisitions and corporate growth and for general corporate purposes. Paladin's uranium marketing subsidiary will, amongst other things, establish its own uranium inventory to afford the Paladin Group flexibility and stability of ongoing supply, in a dynamic uranium market.



Summit's recent trading value presents a valuation per pound of U_3O_8 at a premium to Paladin's

Although Paladin began production at the Langer Heinrich Uranium Project in December 2006, and has scheduled start-up at the Kayelekera Project in September 2008, it was trading at a marginally lower value per JORC / NI 43-101 pound of resource than Summit at the date of this Bidder's Statement. This is also despite the fact that Summit has a greater exposure to the downside of State Government policy risk. This suggests Summit is already fully valued relative to Paladin. Paladin is offering a further premium to this valuation.

Figure 3 below shows a comparison of Summit's valuation for JORC / NI 43-101 resource pounds of U_3O_8 relative to Paladin's based on the closing price on ASX on 26 February 2007 and the Implied Offer Price.



Figure 3
Comparative Ratios of Enterprise Value to JORC/NI 43-101 Resource Pounds of U_3O_8

	Paladin	Summit
Shares Outstanding	501.0m	197.4m
Closing Share Price (26/02/07)	$10.30	$4.00
Market Capitalisation	$5,160.1m	$789.8m
Plus: Interest Bearing Liabilities	$319.7m	$0.0m
Less: Cash	$341.4m	$13.6m
Enterprise Value (A$)	$5,138.4m	$776.2m
Enterprise Value (US$)	4,066.5m	$614.3m
***JORC / NI 43-101* Resources**	196.2 Mlbs	28.5 Mlbs
EV/lb (US$)	$20.7	$21.6

Notes:

1. Each company's ratio of enterprise value to JORC/NI 43-101 pounds of U_3O_8 has been determined on the basis of its closing share price in Australian dollars plus interest bearing liabilities net of cash in Australian dollars as at the last reported date prior to 26 February 2007.
2. Summit shareholders should exercise caution when considering Figure 3. Factors affecting each company may impact to differing extents on the enterprise value upon which the chart is based. The ratio of enterprise value to JORC/NI 43-101 pounds of U_3O_8 is only one of a number of potential bases for comparing the two companies.
3. No allowance has been made for reported historical resources (ie JORC/NI-43 101 non-compliant resources) or other assets to which value may be ascribed in each company's share price. In particular, Summit has only published a JORC-compliant resource statement in respect of the Valhalla deposit. Summit is presently completing work on the compilation of a JORC-compliant resource estimate for the remaining 7 of its uranium deposits.

Summit's expected production date for the Mount Isa Project is overly optimistic

Paladin understands that Summit anticipates production from the Mount Isa Project in 2010*.

In Paladin's view, this is overly optimistic. Paladin's view is that a production target in or after 2012 is a more realistic expectation. This view is based on Paladin's development experience and understanding of the likely development process in Queensland, should uranium mining be allowed in that State.

Bringing the project to production will involve a number of risky and complex matters, such as completing resource definition to reserve levels of confidence, solving significant metallurgical challenges on U_3O_8 recovery to develop an optimal process design, developing economic mine plans, obtaining all necessary government approvals, including by preparing an Environmental Impact Assessment statement, providing for stakeholder consultation and dealing with community and social issues, raising sufficient equity and/or debt finance for construction and working capital, securing necessary offtake agreements with nuclear utilities to support the chosen financing package, constructing the facilities and obtaining the necessary workforce.

* Source: page 41 of the Gold & Minerals Gazette, December 2006/January 2007 (Paladin will provide a copy of this article free of charge, on request by Summit shareholders); Presentation to the 37th Minesite Mining Forum 12 December 2006 (available on Summit's website, www.summitresources.com.au).



The Offer allows you to maintain your exposure to any potential change in State Government uranium mining policy while providing an opportunity for diversification of risk

As a Paladin shareholder you will retain upside exposure to any positive changes in State Government policy towards mining of uranium.

However, in contrast to Summit, which only has assets in Queensland, Paladin has an extensive portfolio of quality assets in Southern Africa, Queensland, Western Australia and the Northern Territory. By accepting Paladin's Offer and receiving Paladin Shares you will become a shareholder in a company with a more geographically diversified asset base. This will reduce the impact on your investment should State Government policy trend against uranium mining.

Further information on the current status of State Government uranium mining policy is set out in section 12.2.

Paladin has an extensive portfolio of quality assets in Southern Africa, Queensland, Western Australia and the Northern Territory.







Paladin's strong balance sheet and upcoming operating cash flow will be available to support the development of Summit's uranium assets.

Summit shareholders will benefit from Paladin's financial strength and management expertise

Paladin is a well respected, S&P/ASX 100 Australian-based resource group with a strong growth focus in uranium resource development. On 1 June 2006, Paladin was also added to the Morgan Stanley Capital International Inc (MSCI) World Capital Index Series for Australia Energy Industry Group sector.

In addition to its ASX listing, Paladin is listed on the TSX under the symbol "PDN" with subsidiary listings on the Munich Stock Exchange, Berlin-Bremen Stock Exchange, Stuttgart Stock Exchange and Frankfurt Stock Exchange under the symbol "PUR". The company is also quoted by Pink Sheets LLC for US over-the-counter securities market trading under the symbol "PALAF".

Paladin has a management team with a solid track record and proven experience in the uranium industry. This team includes specialists in geology, mining, processing, marketing, project development, financing and corporate governance. The management team has demonstrated their ability, via Langer Heinrich, to identify, explore, construct and commission a world class uranium mine. The Paladin management team's expertise will increase the likelihood of bringing Summit's tenements into production and therefore the value of Summit's assets.

Paladin's strong balance sheet and upcoming operating cash flow will be available to support the development of Summit's uranium assets. Paladin can more readily secure sufficient funding to ensure continued exploration of Summit's tenements and to eventually unlock the upside potential at the Valhalla/Skal, Andersons and other Mount Isa deposits. Significant capital investment will be required for these projects and the full potential of Summit's assets will only be realised if these funds are available.

In addition, there may (depending on the level of acceptances of the Offer) be minor synergies associated with combining Summit's operations with those of Paladin's, including cost savings achievable through the consolidation of corporate costs, as well as the elimination of administration costs of the Mt Isa Joint Venture.

Increased marketability of Paladin Shares

If you accept the Offer, you will benefit from a substantial increase in the marketability of your Paladin Shares, compared with Your Summit Shares. As shown below the average daily trading value of Paladin Shares on both the ASX and TSX since August 2006 has significantly outweighed the trading value of Summit Shares. As a holder of Paladin Shares you will be able to liquidate your holding more rapidly than if you held Summit Shares with the same value.

Figure 4
Comparison of Average Daily Trading Values of Paladin and Summit


$17.7
$1.7



Paladin is offering accelerated payment

Paladin is offering to issue the Paladin Shares due to you for Your Summit Shares generally on or before 7 days after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within 7 days after this Offer becomes unconditional.

This is a substantial acceleration of the periods for payment of consideration required under the Corporations Act.



You should consult your broker or financial adviser to ascertain the impact of the risks outlined below on the value of Your Summit Shares.

What happens if you do not accept?

If you choose not to accept the Offer, there are certain risks of which you should be aware:

- There is the chance that State Government uranium mining policy will not be changed to allow the unlocking of Summit's deposits in the near future. Significant amounts of cash will be required to maintain and grow Summit's assets over this non-producing period leaving Summit in the position of having to source these funds by one means or another.
- If the Offer ends, Summit Shares may revert towards pre-bid price levels in the absence of another bidder making an offer. The emergence of another bidder may be unlikely, particularly if Paladin acquires sufficient Summit Shares to prevent another bidder from proceeding to compulsory acquisition or achieving effective control.
- Even if Summit remains listed on ASX and NZX, depending on the level of acceptances of the Offer, the liquidity of Summit Shares may be substantially reduced, making it harder for you to dispose of Your Summit Shares in the future.

You should consult your broker or financial adviser to ascertain the impact of the risks outlined above on the value of Your Summit Shares.

1 Summary of the Offer – Your questions answered

		Further information
What is Paladin offering to buy?	Paladin is offering to buy all Summit's Shares, including Summit Shares that are issued during the Offer Period, on the exercise of Options on the terms set out in this Bidder's Statement. You may only accept this Offer in respect of all of Your Summit Shares.	Section 13.1
What will I receive if I accept the Offer?	If you accept the Offer, subject to the satisfaction of the conditions to the Offer, for every 2.04 of Your Summit Shares, you will receive one Paladin Share. If you accept the Offer and you are a Foreign Shareholder (ie you are resident outside Australia or New Zealand), you will not be entitled to receive Paladin Shares as consideration for Summit Shares held by you pursuant to the Offer. If you are a Foreign Shareholder, the Paladin Shares which would otherwise have been issued to you will instead be issued to a nominee approved by ASIC, who will sell these Paladin Shares and remit the net proceeds of the sale of these Paladin Shares to you.	Section 13.1 Section 13.7
Are there any conditions to the Offer?	The Offer is subject to the following conditions (in addition to the statutory condition relating to the quotation of Paladin Shares described in section 13.11): • TSX consenting to quotation of Paladin Shares on that exchange; • Paladin's lenders' consent; and • the absence of 'prescribed occurrences'.	Section 13.8
When will I be issued with the Paladin Shares?	Paladin is offering to issue the Paladin Shares to you on an accelerated basis. Generally, Paladin will issue the Paladin Shares to you under the Offer on or before 7 days after this Offer is accepted or 7 days after all of the conditions have been freed or fulfilled (whichever is the later).	Section 13.6
Do I have to pay brokerage or stamp Duty?	You will not pay brokerage or stamp duty if you accept the Offer. Any such costs will be borne by Paladin.	Section 13.15
Are there broker handling fees?	If the Offer becomes or is declared unconditional, Paladin will pay a commission to brokers of 0.5% of the value of Summit Shares held by retail shareholders who accept the Offer. This amount is paid by Paladin to brokers only and no part of the fee can be passed on or paid to Summit shareholders. The payment is not deducted from consideration due to you under the Offer.	Section 12.8
When does the Offer close?	The Offer closes at 5.00pm (Perth, Western Australia time) on 16 April 2007, unless it is extended under the Corporations Act.	Section 13.2
Are there any risks in accepting the Offer?	Yes, although you are already exposed to several of these risks, to varying degrees, as a result of holding Summit Shares. There are also risks if you do not accept the Offer.	Section 9
How will the Offer affect the Supreme Court Action?	If Paladin acquires 100% of Summit it proposes to withdraw from the Supreme Court Action. Its intentions if it does not acquire 100% are as set out in section 7.4(c).	Sections 7.4(c) and 12.3
What will happen to Pacific Mines?	If you accept the Offer and Paladin becomes the registered holder of Your Summit Shares before the record date (if any) for entitlement to participate in the distribution of Pacific Mines shares pursuant to Summit's proposed demerger of Pacific Mines, then Paladin will be entitled to receive any distribution of Pacific Mines shares in respect of Your Summit Shares.	Sections 7.3(b) and 12.9

		Further information
	If you accept the Offer but the record date for Summit's proposed demerger of Pacific Mines occurs before Paladin becomes the registered holder of Your Summit Shares, you will still be entitled to receive any distribution of Pacific Mines shares in respect of Your Summit Shares and the number of Paladin Shares issued to you will not be decreased. If Paladin acquires control of Summit before Pacific Mines is demerged, its intentions in relation to Pacific Mines are as set out in section 7.3(b).	
What are the tax implications if I accept the Offer	If you accept the Offer and the Offer becomes unconditional, you will dispose of Your Summit Shares and this may have tax consequences. However, the tax implications of accepting the Offer will vary according to your circumstances and you should seek your own professional advice.	Sections 10 and 11
How do I accept the Offer?	**You may only accept the Offer for all Your Summit Shares** **Issuer sponsored shareholders** If Your Summit Shares are held on Summit's issuer sponsored subregister (such holdings will be evidenced by an 'I' appearing next to your holder number on the enclosed Acceptance Form), to accept this Offer, you must complete and sign the Acceptance Form enclosed with this Bidder's Statement and return it to the address indicated on the form before the Offer closes. **CHESS sponsored shareholders** If Your Summit Shares are in a CHESS Holding (such holdings will be evidenced by an 'X' appearing next to your holder number on the enclosed Acceptance Form), you may accept the Offer by either: • completing and signing the Acceptance Form enclosed with this booklet and returning it to the address indicated on the form; or • calling your broker and instructing your broker to accept the Offer on your behalf, before the Offer closes. **Participants** If you are a Participant, acceptance of this Offer must be initiated in accordance with Rule 14.14 of the ASTC Settlement Rules before the Offer closes.	Section 13.3
Where do I go for further information?	For queries on how to accept the Offer or in relation to your Summit shareholding, see the enclosed Acceptance Form or call Computershare Investor Services Pty Limited on (+61 8) 9323 2000. For all other queries in relation to the Offer, please contact the Paladin Offer Information Line on 1800 651 091. Please note that in order to comply with legal requirements, any calls to the above numbers will be recorded. Inquiries in relation to the Offer will not be received on any other telephone numbers of Paladin or its advisers.	
Important notice	The information in this section is a summary only of Paladin's Offer and is qualified by the detailed information set out elsewhere in this Bidder's Statement. You should read the entire Bidder's Statement and the target's statement that Summit will shortly be sending to you, before deciding whether to accept the Offer.	

2 Information on Paladin and Paladin Group

2.1 Overview of Paladin

The bidder under the Offer is Paladin.

Paladin operates in the resource industry with a principal business of evaluation and development of uranium projects in Africa and Australia.

2.2 Directors of Paladin

Brief profiles of the directors of Paladin as at the date of this Bidder's Statement are as follows:

(a) **Mr Rick Wayne Crabb (Non-Executive Chairman) Age 49** B. Juris (Hons), LLB, MBA

Mr Crabb graduated from the University of Western Australia and has practiced as a solicitor from 1980 to 2004 specialising in mining, corporate and commercial law. He has advised on all legal aspects including financing, marketing, government agreements and construction contracts for many resource development projects in Australia, Asia and Africa. Mr Crabb now focuses on his public company directorships and investments. He has been involved as a director and strategic shareholder in a number of successful public companies. He is presently also a director of Ashburton Minerals Ltd (since 1999), Golden Rim Resources Ltd (since 2001), Otto Energy Ltd (since 2004), Port Bouvard Ltd (since 1996), Royal Resources Limited (since 2004) and Thundelarra Exploration Ltd (since 2003).

Mr Crabb was appointed a director on 8 February 1994 and Chairman on 27 March 2003.

(b) **Mr John Borshoff (Managing Director) Age 61** B.Sc., F.AusIMM, FAICD

Mr Borshoff is a geologist who has been involved in the Australian and African exploration and mining industry for 34 years. Mr Borshoff worked for International Nickel and Canadian Superior Mining before joining a German mining group, Uranerz from 1976 to 1991. He became Chief Geologist/Exploration Manager during the period 1981-1986 and served as its chief executive from 1987 to mid 1991 when the German parent of Uranerz made the decision to close its Australian operations. The primary focus of the Uranerz Group was the search and development of uranium with the company operating extensively throughout Australia, North America and Africa.

Mr Borshoff founded Paladin Resources Ltd and was appointed a director on 24 September 1993. He has extensive knowledge of the uranium industry and experience in company management, strategic planning and administration.

(c) **Mr Sean Reveille Llewelyn (Non-Executive Director) Age 58** LL.B

Mr Llewelyn first qualified as a solicitor in Australia and subsequently England. His life work however has been in finance and merchant banking having worked for more than 20 years in this capacity in Australia, the UK, the USA and South Africa. His considerable experience has been on derivatives, structured finance and early stage investment relating to the metal markets. He has been involved with the uranium industry for over 12 years and has a comprehensive understanding of its structure and dynamics.

Mr Llewelyn was involved as a key player in the formation of a joint venture company between Anglo Gold and First Rand International to assume marketing responsibility for uranium on behalf of Nuclear Fuels Corporation of South Africa (Nufcor).

Mr Llewelyn was appointed to the Paladin board on 12 April 2005.

(d) **Mr George Edward Pirie (Non-Executive Director) Age 53** B.Com (Hons)

Mr Pirie has 24 years experience in the mining business. In 1980 he was with Pamour Porcupine Mines, a division of Noranda and then joined Dome Mines Limited in 1985, holding various positions until April 1999 when he was promoted to Chief Financial Officer for Placer Dome North America, where he was responsible for re-establishing both Placer Dome U.S. and Placer Dome Canada. In January 2000, he joined Placer Dome Canada as Chief Financial Officer and was appointed Acting President and Chief Executive Officer of Placer Dome Canada in October 2001.

He was responsible for the formation of the Porcupine Joint Venture in July of 2002 and was promoted to Executive Vice President of Placer Dome Inc. and President and Chief Executive Officer of Placer Dome Canada in December 2002. Mr Pirie resigned his position with Placer Dome effective 31 December 2004.

Mr Pirie currently serves on several boards including: Ontario Mining Association, Mining Association of Canada, Canadian Mineral Industry Education Foundation, Mirarco Mining Innovation, Co-Chair of the Mining Cluster Initiative for the Ministry of Northern Development & Mines, and effective 4 July 2005 appointed President and Chief Executive Officer of Breakwater Resources Inc.

Mr Pirie was appointed to the Paladin board on 1 June 2005.

(e) **Mr Ian Urquhart Noble (Non-Executive Director) Age 66** BSc (Metallurgy), ARCST, FAusIMM

Mr Noble has more than 40 years experience covering the mining, chemical and nuclear industries with a strong emphasis in the mining and mineral processing fields. He is an internationally recognised consultant, specialising in hydrometallurgy and comminution, and has been involved in many of the major mining developments within Australia and overseas. He has held senior management positions with both Wright Engineers Australia Ltd and Fluor Australia and took a lead role in the design of Australia's two major uranium processing plants.

Mr Noble's initial involvement with uranium was with Wright Engineers Pty Limited on the Rabbit Lake project in Canada. In Australia, in 1976, he was Lead Engineer on the Ranger Uranium Feasibility Study, followed by a three year involvement in the design & construction phase, initially as Process Engineering Manager, and then a period as Project Engineer for the hydrometallurgical plant, and finally a year on site as Pre-Commissioning and Commissioning Manager. He was subsequently Lead Process Engineer for the design of the then Western Mining Corporation's Olympic Dam Project.

Mr Noble was appointed to the Paladin board on 29 June 2005.

2.3 Senior management of Paladin

(a) Company Secretary

(1) **Ms Gillian Swaby (Company Secretary)** B.Bus, FCIS, FAICD

Ms Gillian Swaby has been involved in financial and corporate administration for listed companies, as both director and company secretary covering a broad range of industry sectors, for over 25 years. Ms Swaby has extensive experience in the area of secretarial practice, management accounting and corporate and financial management and sits on a number of advisory committees.

Ms Swaby is past Chair of the Western Australian Council of Chartered Secretaries of Australia, a former director on their National Board and lecturer for the Financial Services Institute of Australasia. Ms Swaby is the principal of a corporate consulting company and was a member of the Paladin board for a period of 9 years.

(b) Engineering, construction and operations

(1) Mr Wyatt Buck (General Manager – Langer Heinrich) BE, P Eng

Mr Wyatt Buck qualified as a Mechanical Engineer from the University of Saskatchewan in 1981. After 10 years of engineering work, largely in the mining sector, Mr Buck spent 15 years with Cameco Corporation, a Canadian uranium production company, eventually holding the position of General Manager of the McArthur River Mine and the Key Lake Mill. This facility is the highest producing uranium operation in the world. Previous to this, Mr Buck acquired operational experience at Cameco's Key Lake and Rabbit Lake uranium mining operations, holding a variety of key positions. These included Mill Manager, Maintenance Superintendent, Purchasing/Transportation Manager and positions within the Engineering and Projects sections, involving participation in the McArthur River and Cigar Lake feasibility studies.

(2) Mr Jim Morgan (General Manager – Construction) B.TEC elec

Mr Morgan has more than 25 years international experience gained in the project management, mining, engineering and construction fields. He is an internationally experienced consultant, specialising in the design, application and construction of large grinding and milling equipment and their associated drive systems. He has held senior engineering and project management positions for Svedala and Newcrest Australia and was involved in developing a number of the world's largest milling circuits such as the Cadia and the Olympic Dam projects. Mr Morgan was trained as a professional technology officer with the London metropolitan police force and holds qualifications in electrical engineering.

(3) Mr David Marsh (General Manager – New Business Development) BSc (Hons)

Mr David Marsh completed a Bachelor of Science (Engineering) degree at Leeds University in the UK qualifying with Honours as a Processing Engineer in 1980. He has over 25 years international experience in the mining and metallurgical sector covering the full spectrum of project evaluation, development and operations. He has held senior technical and management positions in South Africa with GRD Minproc and Fluor Corporation, taking leading roles in the design, development and engineering of a large variety of projects located in Africa. During his time with Minproc, he was the Study Manager for the Langer Heinrich Bankable Feasibility Study. His most recent position prior to joining Paladin was Manager: Metallurgy and Process Development for Barrick Gold Corporation.

(c) Marketing and sales

(1) Mr Dustin Garrow (Executive General Manager – Marketing) BA, MBA

Mr Dustin Garrow has more than 25 years experience in the nuclear fuel industry, primarily in marketing and sales of natural uranium concentrates (U_3O_8) and conversion services.

He has held a number of senior management/marketing positions with uranium production companies, including Rocky Mountain Energy (the natural resource subsidiary of Union Pacific Corporation), Everest Minerals, Energy Fuels Nuclear, and World Wide Minerals Ltd., as well as being the Vice-President, Marketing & Sales for ConverDyn, the sole provider of natural uranium conversion services in the United States.

He holds a B.A. in Economics from the University of California, Los Angeles and completed coursework for an MBA (management) from San Francisco State University.

(2) **Mr James Eggins (General Manager – Sales & Uranium Product Management)** BA, LLB (Hons)

Mr James Eggins has been involved in marketing and sales administration in the uranium business for 25 years. Mr Eggins began his career with Queensland Mines Limited which operated the Nabarlek uranium project in the Northern Territory. Mr Eggins subsequently worked on the Kintyre Project with CRA Limited before joining WMC Limited in 1989 where he spent fifteen years in various marketing and commercial roles with the Olympic Dam business unit. Mr Eggins is a director of the Uranium Information Centre (now part of the Australian Uranium Association Limited) and has served on various committees of the World Nuclear Association.

(d) Finance and corporate

(1) **Mr Ron Chamberlain (Chief Financial Officer)** CA

Mr Ron Chamberlain is a chartered accountant and has wide experience in the mineral resource industry gained in a range of senior roles over a 15 year period. Prior to accepting the position of Chief Financial Officer with Paladin he was employed by Iluka Resources Limited for 6 years, fulfilling the roles of Group Financial Controller, Manager-Treasury and Risk, and most recently the US based position as Vice President of Finance-US Operations.

(2) **Mr Brendan O'Hara (General Manager – Special Projects)** BJuris (Hons), LLB, SF Fin

Mr Brendan O'Hara graduated with Bachelors of Laws and Jurisprudence (Honours) from the University of Western Australia in 1988, before joining a national Australian law firm, specialising in mergers and acquisitions, fundraising, securities industry law and corporate regulation. He then spent 13 years with the Australian Stock Exchange in various roles including WA State Executive Director and acting National Manager, Companies.

He is a Senior Fellow and regional councillor of the Financial Services Institute of Australasia and a director of Good Samaritans Industries.

(e) Geology

(1) **Mr Ed Becker (Chief Geologist)**

Dip. Geo. (Cologne), AusIMM

Mr Ed Becker is a geologist with 25 years experience in uranium, base and precious metal exploration and development. As Chief Geologist he is responsible for exploration within Australia and overseas, encompassing management of all the company's project activities. Mr Becker has been with Paladin since its inception. Previously he worked as Senior Geologist with Uranerz, an international German mining house, involved in uranium exploration and project evaluation throughout Australia and participation in that company's worldwide copper-gold-platinum-uranium research studies, a large part of which now form an integral component of Paladin's technical database.

(2) **Mr David Princep (Principal Geologist)** B.Sc and MAusIMM

Mr David Princep graduated with a degree in Geology from the University of Liverpool in the UK in 1976 and has had extensive experience in the mineral resource industry including analytical laboratory work. In 2003 he joined Hellman and Schofield, a mineral resource specialist group, as a consulting geologist specialising in resource estimation and assessment, grade control practices and project data management.

2.4 History, structure and ownership of Paladin Group

(a) History

Paladin was incorporated on 24 September 1993 in Western Australia.

Paladin is listed on several exchanges around the world, with its primary listing on the ASX. *Paladin* has additional listings on the TSX, and on the Munich, Berlin, Stuttgart and Frankfurt Stock Exchanges in Europe.

(b) Ownership

Given its multiple listings, Paladin has a geographically diverse shareholder base. To the best of its knowledge, Paladin is not directly or indirectly controlled by another corporation or any person or foreign government, and there are no arrangements which may, at a subsequent date, result in a change in control of Paladin.

(c) Structure

The corporate structure of Paladin and the companies it controls is as follows:


Paladin Resources Limited ABN 47 061 681 098
Valhalla Uranium Ltd ACN 116 370 720
Eden Creek Pty Ltd ACN 008 958 610
Paladin Finance Pty Ltd ACN 117 234 278
Kayelekera Jersey Holdings Limited Company Register 93674
Paladin Energy Minerals NL ACN 073 700 939
Mt Isa Uranium Pty Ltd ACN 064 536 483
Northern Territory Uranium Pty Ltd ACN 009 245 345
Langer Heinrich Mauritius Holdings Limited Company Register 55934 C1/GBL
Paladin (Africa) Ltd Company Register 5664
Langer Heinrich Uranium (Pty) Ltd Company Register 73/01172
Tarquin Investments (Pty) Ltd Company Register 2005/0126

All entities are wholly owned

2.5 Principal activities of Paladin and Paladin Group

(a) Langer Heinrich Uranium Project

The Langer Heinrich Uranium Project in Namibia is located in the Namib Naukluft Desert, 280 kilometres west of the capital, Windhoek and 90 kilometres east of the major seaport of Walvis Bay.

Paladin purchased the Langer Heinrich Project in August 2002 from the previous owner, Aztec Resources Ltd (formerly Acclaim Uranium NL (Acclaim)). The project is now owned 100% by Paladin through its wholly owned Namibian subsidiary, Langer Heinrich Uranium (Pty) Ltd. The property is comprised of one mining licence, ML140, covering 44 square kilometres. Paladin has also recently been granted an exploration licence, EPL 3500, situated immediately west of ML140, which protects the interpreted western extension of the Langer Heinrich Uranium Deposit and offers excellent potential to expand the resource base of Langer Heinrich even further.

The Langer Heinrich uranium deposit was discovered in 1973 by Gencor Limited (Gencor), a major South African mining house. Gencor explored the project extensively from 1973 to 1983. Their work included some 27,000 metres of drilling, excavation of 32 exploratory shafts, trial open pit mining and intensive metallurgical test work. Low uranium prices prevented development of the project however, and the property was acquired by Acclaim in 1998. Acclaim undertook further exploration and completed a pre-feasibility study in 1999. Acclaim sold the project in 2002 when it was acquired by Paladin.

Langer Heinrich is a calcrete type uranium deposit associated with valley-fill sediments occurring within an extensive Tertiary palaeodrainage system. The uranium mineralisation takes the form of carnotite which is a secondary oxidized mineral containing both uranium and vanadium. The deposit occurs over a 15-kilometre length of the palaeochannel with seven higher grade pods named as Details 1 to 7.

In July 2005 the Ministry of Mines and Energy in Namibia granted a mining licence to Langer Heinrich Uranium (Pty) Ltd for a 25-year term to July 2030. Exploration Prospecting Licence 3500 was granted in October 2006, protecting the interpreted western extension of the Langer Heinrich Uranium Deposit.

In 2006 Paladin completed a drilling program of 6,355m of RC drilling from 231 holes (confined to Details 3, 4, 5 and 6 targeting the mineralised palaeochannel extending east from the Detail 1 orebody). Mineral resource specialists Hellman and Schofield (H&S) have completed a revised mineral resource estimate for these Details. Updated results for the Langer Heinrich Deposit are reported below using a 250ppm U_3O_8 cut-off. Paladin released a NI 43-101 resource report for the Langer Heinrich Deposit on 12 January 2007. This report is available from Paladin's website at www.paladinresources.com.au.

Langer Heinrich Uranium Project (Details 1 to 7) Mineral Resource - JORC (2004) and NI 43-101 compliant

At 250ppm Cut-off

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Million lbs U_3O_8
Measured Resources	22.7	0.06	14,634	32.26
Indicated Resources	14.5	0.06	7,936	17.49
Total	**37.2**	**0.06**	**22,570**	**49.75**
Inferred Resources	**43.4**	**0.06**	**25,360**	**55.91**

Compared to the previous Mineral Resources announced in 2005 (also reported at a 250ppm cut-off) the above resource estimates represents a 9% increase in contained U_3O_8, comprising of a 12% increase in the Measured and Indicated Resources and a 6% increase in the Inferred Resources.

A Bankable Feasibility Study (BFS) of the Langer Heinrich Project was completed in April 2005 which confirmed that Langer Heinrich could be developed as a profitable uranium mining operation.

Based on the Measured and Indicated Resources at the time, the BFS determined a scheduled mine life of 11 years and a process plant life of 15 years. Based on mill throughput design, the BFS demonstrates that 1,180tpa of U_3O_8 could be produced for the first 11 years at a head feed grade of 0.0875% U_3O_8 and 401tpa U_3O_8 over the last 4 years, using accumulated low grade stockpiles grading 0.032% U_3O_8. Increases in the uranium price subsequent to the completion of the BFS allowed for the estimation of a new reserve at a price of $30/lb, which extended the planned mine life to its current 17 years.

Project construction at Langer Heinrich commenced in September 2005 and construction and staged commissioning was successfully completed in December 2006. The mining operation is well advanced, supplying ore to the crusher. The crushing, scrubbing, attritioning, leaching/heating, CCD's and tails discharge slurry circuit are currently in ramp up phase to full production, providing pregnant liquors to the uranium oxide extraction circuit. This circuit consisting of ion exchange, precipitation, elution and product preparation is fully functional and has produced Paladin's first uranium oxide concentrate. GRD Minproc, the Project Manager, has demobilized the primary construction work force and transferred the project to Paladin's operational staff. A select team of 50 construction people remain on site to complete priority construction rectification work which will enable the plant to meet full design production.

The operational team, under the leadership of Wyatt Buck (ex Cameco), is fully recruited and trained (114 in total with only 4 non-Namibians). The team worked with GRD Minproc throughout the commissioning stage and a smooth transition of the project to Paladin's operational staff was achieved.

The mining operation is designed to produce 2.6 Mlbs per annum of U_3O_8 from 1.5Mt per annum of calcrete associated ores by ore beneficiation, alkaline leaching (heating to 750C), counter-current decantation, ion exchange, precipitation and calcining. A proposed stage 2 expansion in late 2008 is designed to increase capacity to 3.7 Mlbs U_3O_8 per annum, targeted for completion in late 2008/early 2009.

As Paladin announced in December 2006, the plant circuits have not yet been optimised and a number of commissioning problems have surfaced which are considered normal at this stage of production ramp-up. The most significant of these problems include intermittent jamming of the apron feeder, underperformance to design parameters of the attritioning circuit and minor leakage of leach tank seals. Current work is under way to rectify these issues. The processing circuits including leach, CCD and precipitation to packaging are operating and performing well, with only minor modifications required to address them.

Paladin's operations team, assisted by GRD Minproc, is methodically mitigating the range of handover list items. Paladin is confident it will achieve design production rate of 2.6 Mlbs U_3O_8 by the end of the ramp up period in June 2007.

Paladin has been successful in securing sales contracts which account for 7.7 million pounds of Langer Heinrich uranium production over the period 2007 to 2012. Pricing in all three contracts is market-related at time of delivery and is subject to escalating floor and ceiling components.

(b) Kayelekera Project

The Kayelekera Uranium Project is located in northern Malawi in Southern Africa, 650 kilometres north of the country's capital city, Lilongwe and 53 kilometres by road west of the provincial town of Karonga. The Kayelekera orebody is covered by an Exclusive Prospecting Licence of 157 square kilometres with its term expiring in July 2007. The Company expects to apply for a Mining Licence in the first quarter of 2007.

Paladin acquired an interest in Kayelekera in 1998 through a joint venture with an unlisted Australian company, Balmain Resources Pty Ltd which then held exploration rights over the project area. Paladin has since acquired 100% equity in the project which is held through its wholly owned Malawian subsidiary, Paladin (Africa) Limited.

Following completion of a resource drilling program in 2005 mineral resource specialists Hellman and Schofield Pty Ltd completed the following new resource estimates:

Kayelekera project mineral resources - JORC (2004) and NI 43-101 compliant

At 300ppm U_3O_8 Cut-off

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Million lbs U_3O_8
Measured Resources	2.20	0.12	2,731	6.02
Indicated Resources	13.11	0.08	10,884	23.99
Total	**15.31**	**0.09**	**13,615**	**30.01**
Inferred Resources	**3.40**	**0.06**	**2,040**	**4.50**

At 600ppm U_3O_8 Cut-off

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Million lbs U_3O_8
Measured Resources	1.58	0.16	2,459	5.42
Indicated Resources	6.98	0.12	8,235	18.15
Total	**8.56**	**0.12**	**10,694**	**23.57**
Inferred Resources	**1.19**	**0.09**	**1,107**	**2.45**

The Central Electricity Generating Board of Great Britain (CEGB) discovered the high grade Kayelekera sandstone uranium deposit in the early 1980's and worked on the project over an 8-year period, culminating in a full feasibility study in 1991 assessing the viability of a conventional open pit mining operation. This study indicated that the project was uneconomic using the mining model adopted and the low uranium prices prevailing at that time. The project was abandoned in 1992.

Since Paladin's entry into the Kayelekera Project in 1998 there has been more than a sixfold increase in the price of uranium. This, coupled with the availability of more advanced processes for uranium recovery and improvements in investment policies and infrastructure within Malawi, has greatly enhanced the potential viability of the project.

The BFS by GRD Minproc (Pty) Ltd of South Africa, has been completed and shows that the Kayelekera project is financially and technically viable, with an 11 year project life. The Paladin Board has approved project development and preliminary works have already commenced, which will keep the project on schedule for the proposed start-up in September 2008. The Board has approved capital costs of up to US$185M. Kayelekera will comprise an open pit mine with conventional acid leach process and is expected to produce 3.3 Mlbs per annum of U_3O_8 for the first 7 years and 1.17 Mlbs per annum of U_3O_8 for the last 4 years.

The finalised BFS results utilising the Measured and Indicated Resources above and run on a uranium price of US$30/lbs U_3O_8 for pit optimisation determined the following Reserves:

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Million lbs U_3O_8
Proven Reserves	1.78	0.14	2,544	5.60
Probable Reserves	8.68	0.10	8,834	19.48
Total	**10.46**	**0.11**	**11,377**	**25.08**

All documentation for the Kayelekera Mining License Application, including the BFS, Environmental Assessment Study and Management Plan, has been prepared and will be presented to the Ministry of Mines and Energy in Malawi for review and approval. The mining licence application has been made for the maximum of 25 years. Initial responses have been favourable and approvals to allow the Project to proceed to development and mining are expected toward the end of March 2007.

A Development Agreement has been entered into with the government of The Republic of Malawi, which will provide a 10-year fiscal and operational stability period for the Kayelekera project. The material terms of the fiscal regime detailed in the Development Agreement are as follows:

- 15% carried equity in the project company to the Republic of Malawi (in return for the next two items below);
- Corporate tax rate reduced from 30% to an effective 27.5%;
- The 10% resource rent tax in Malawi reduced to zero;
- Reduced royalty rate from 5% to 1.5% (years 1 – 3) and to 3% (years 3 plus);
- No 17.5% VAT or import duty during the stability period;
- Immediate 100% capital write off for tax purposes;
- Paladin to provide social infrastructure in the Kayelekera region, including modern primary and secondary schools and health facilities for the local population most probably funded in the third year of the project life;
- Thin capitalisation (debt:equity) ratio of 80:20 for the project; and
- Stability period of 10 years from commencement of production in which there will be no increases to tax/ royalty regime and a commitment to provide the benefit of any tax/royalty decrease during the period.

Paladin (Africa) Limited has also recently been granted three exclusive prospecting licences in Malawi covering an aggregate 1,139 square kilometres. Two of these are contiguous with the Kayelekera Exclusive Prospecting Licence while the third lies along the western shore of Lake Malawi. All three cover areas of Karroo Sandstone which hosts the Kayelekera orebody and the three areas are considered prospective for Kayelekera type uranium deposits. Airborne radiometric and geochemical anomalies were identified during previous work in the 1980's. Paladin has not yet commenced work on these properties.

(c) Valhalla/Skal Uranium Project (50%)

On 10 July 2006, Paladin announced a takeover bid for all of the shares in Valhalla Uranium Limited (Valhalla) in consideration for 1 share of Paladin for each 3.16 Valhalla shares. The takeover closed on 15 September 2006 and Paladin compulsorily acquired the remaining shares on 27 October 2006.

The assets owned by Valhalla included a 50% interest in the Valhalla/Skal Uranium Deposits located in northwest Queensland. The Valhalla and Skal uranium deposits are within the Mt Isa JV area where Summit is manager and holds a 50% interest. Paladin's wholly owned subsidiary, Mt Isa, is a 50% contributing participant to the Mt Isa JV.

Summit Resources (Aust) has commenced the Supreme Court Action against Mt Isa in relation to the Mt Isa JV, details of which are set out in sections 7.4(c) and 12.3.

The Valhalla Uranium Deposit is located 40km northwest of Mount Isa city on EPM9221. In the September quarter a revised and independently validated JORC compliant resource estimate was reported for the Valhalla uranium deposit as follows and as previously announced.

Valhalla deposit mineral resources - JORC (2004) and NI 43-101 compliant

At 0.023% U_3O_8 cut off

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Paladin share
Indicated Resources	21.3	0.08	16,900t or 37.4Mlb	50%
Inferred Resources	12	0.075	9,000t or 19.6Mlb	50%

The modelled resource at Valhalla remains open to the north and south along strike, and down plunge. In the September 2006 quarter near surface metallurgical diamond drilling and resource drilling targeted at extending the resource along strike and down plunge commenced. Core and metallurgical samples have been dispatched to laboratories in Perth and Sydney.

The Skal Uranium Deposit is located 32km north of Mount Isa on EPM14048. Historic resources as previously announced at Skal are reported as follows:

Skal deposit – historic resource

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Paladin share
Historic Resources*	4.2 (approx)	0.10% to 0.13%	5,000t or 11Mlb	50%

* *Information in relation to the historic resources has been provided as it is believed to be material information of interest to potential investors.*

Two mineralised shoots have now been defined at Skal. The uranium mineralisation in both the northern and southern shoots at Skal is yet to be closed off by drilling either along strike or at depth. Sufficient holes have now been drilled into the southern shoot and JORC compliant resource estimates are currently being modelled and calculated with estimates expected to be finalised in early 2007. The historic resource for the Skal Deposit does not conform to either Canadian National Instrument 43-101 or JORC (2004) requirements for reporting purposes and, as such, Paladin is not treating these historic resource estimates as current reserves or resources. These estimates should not be relied upon until they have been verified by further due diligence and by a "Qualified Person" for the purposes of NI 43-101 and a "Competent Person" for purposes of JORC (2004).

(d) Bigrlyi Joint Venture Project (41.7%) – Northern Territory, Australia

The Valhalla assets also included a 41.7% interest in the Bigrlyi Uranium Deposit in the Northern Territory.

The Bigrlyi Project comprises 10 granted exploration retention licences located approximately 350km northwest of Alice Springs. The project is a joint venture with Energy Metals Ltd (53.3% and project manager) and Southern Cross Exploration (5%). The ground was subject to significant exploration activity in the period 1974 to 1982.

New JORC (2004) and NI 43-101 compliant resource estimates were completed by Hellman & Schofield in July 2006 and December 2006, respectively, and are available from Paladin's website. Estimates of uranium and vanadium mineralisation were generated for 5 deposits – anomalies 2, 3, 4, 7 and 15 – and each deposit comprised of between 2 and 5 separate mineralised zones. Results are summarised below at a cut-off of 0.10%.

Bigrlyi deposit mineral resources - JORC (2004) and NI 43-101 compliant

At 0.1% U_3O_8 cut off grade

	Mt	% U_3O_8	%V_2O_5	Kt U_3O_8	Mlb U_3O_8	KtV_2O_5
Indicated Resources	1.05	0.23	0.22	2.45	5.40	2.31
Inferred Resources	0.78	0.17	0.22	1.34	2.95	1.68

Initial results from the 30 holes drilled during the current drilling campaign have returned encouraging results (announced by Energy Metals Limited on the ASX 24 November 2006). 13 holes returned intersections greater than 0.16% eU_3O_8 and include intercepts of 2.45m @ 1.01% eU_3O_8 from a depth of 157.7m in Anomaly 4. This drilling is focussing on extending the resources status both along strike and down plunge of the known deposits.

(e) Manyingee Project

The Manyingee Uranium Project is located in the north west of Western Australia, 1,100 kilometres north of Perth, the state capital and 85 kilometres inland from the coastal township of Onslow. The property is comprised of three mining leases covering 13 square kilometres.

Paladin purchased the Manyingee Project in 1998 from Afmeco Mining and Exploration Pty Ltd (AFMEX) (92.34%), a subsidiary company of Cogema of France and Urangesellschaft Australia Pty Ltd (7.66%). Paladin's 100% interest in Manyingee is held through its wholly owned subsidiary, Paladin Energy Minerals NL.

Total Mining Australia Pty Ltd (which was subsequently acquired by AFMEX) discovered uranium mineralisation at Manyingee in 1973 during regional exploration. Between 1973 and 1984, 400 holes were drilled and this established the extent and continuity of sedimentary uranium mineralisation in permeable sandstone in palaeochannels. Field trials by AFMEX demonstrated that the Manyingee uranium deposit is amenable to extraction by in-situ leaching (ISL).

The Manyingee Project contains JORC (1999) Code compliant resources as follows:

At 300ppm U_3O_8 Cut-off

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Million lbs U_3O_8
Indicated Resources	7.9	0.10	8,080	17.81
Inferred Resources	4.2	0.07	2,810	6.19

The Manyingee project is currently mothballed due to the negative uranium policies of the State Government and field work has been deferred while priority is given to the Southern African development projects at Langer Heinrich and Kayelekera.

(f) Oobagooma Project

The Oobagooma Project is located in the West Kimberley Region of Western Australia, 1,900 kilometres north-north-east of Perth, the state capital, and 75 kilometres north east of Derby on freehold land owned by the Commonwealth Government and used by the military for training purposes. The area is covered by two applications for exploration licences covering 392 square kilometres. Consent of the Commonwealth Government and the Department of Defence will be required before mining tenements can be granted by the State.

Paladin acquired a call option in 1998 in relation to the purchase of the Oobagooma Project and, in turn, granted a put option to the original holder of the project. Both options are subject to the exploration licences being granted by the State.

The Oobagooma project area was explored by AFMEX from 1983 to 1986 during which time extensive zones of uranium mineralisation were discovered.

Using geostatistical methods AFMEX calculated a historical estimate of uranium mineralisation at Oobagooma. This work was done before the JORC Code had been formulated and was thus not carried out in accordance with the Code. The AFMEX estimate is follows:

At 350ppm U_3O_8 Cut-off

	Mt	Grade % U_3O_8	Tonnes U_3O_8	Million lbs U_3O_8
Historic Resources*	8.3	0.12	9,950	21.94

* *Information in relation to the historic resources has been provided as it is believed to be material information of interest to potential investors*

The main exploration effort, once the tenements have been granted, will be to confirm continuity of the uranium mineralisation by infill drilling concentrating on mineralised redox fronts as re-interpreted and allow JORC compliant resource estimates to be made. The style of mineralisation is believed to be amenable to recovery of uranium in a future ISL mining operation. The historic resource for the Oobagooma Deposit does not conform to either Canadian National Instrument 43-101 or JORC (2004) requirements for reporting purposes and, as such, Paladin is not treating these historic resource estimates as current reserves or resources. These estimates should not be relied upon until they have been verified by further due diligence and by a "Qualified Person" for the purposes of NI 43-101 and a "Competent Person" for purposes of JORC (2004).

(g) Quasar Uranium Joint Venture

The Joint Venture with Quasar Resources Pty Ltd covers two exploration licences in the northern Frome Basin in South Australia. The two licences cover 1,051 square kilometres. Paladin holds a 15% free carried interest in Exploration Licence 3001 and a 20% free carried interest in Exploration Licence 3078. Quasar is a wholly owned subsidiary of Heathgate Resources Pty Ltd, operator of the Beverley ISL uranium mine which is situated immediately south of the Joint Venture tenements. Quasar is operator and manager of the Joint Venture. Heathgate Resources is an Australian affiliate of General Atomics of the USA.

The exploration licences are considered prospective for palaeochannel uranium mineralisation and Quasar has conducted a number of exploration campaigns on the ground. To date no measurable resources have been identified.

(h) Uranium Database

Paladin owns a unique uranium database, compiled over 30 years of investigations by the international uranium mining house Uranerzbergbau in Germany. The database incorporates all aspects of the uranium mining and exploration industry and includes detailed exploration data for Africa and Australia. It can be used to quickly research uranium prospects, deposits and mineralisation on a country by country basis. Paladin continues to evaluate opportunities for acquiring additional uranium projects from this database.

(i) Deep Yellow Ltd

In late 2004 and mid 2005 Paladin sold three non-core Australian uranium projects to Deep Yellow Ltd (Deep Yellow) – an Australian company listed on the ASX. As a result of these sales Paladin held 22,500,000 fully paid shares in Deep Yellow, 25,000,000 $0.01 options expiring on 31 December 2007 and 12,500,000 $0.085 options expiring on 31 July 2008. Paladin has subsequently increased its holding in Deep Yellow to 11% of the issued capital, being 96,126,163 ordinary fully paid shares acquired through the exercise of options, direct acquisitions and by participating in various rights issues. Paladin has retained the 12,500,000 $0.085 options. Paladin is also entitled to a 2% gross royalty on production from the Napperby and North East Arunta projects in the Northern Territory.

Deep Yellow Ltd is a dedicated uranium exploration company with exploration holdings in Australia and Namibia. Deep Yellow announced the acquisition of Superior Uranium Pty Ltd, which owns exploration permits in northwest and north Queensland. In addition, Deep Yellow recently announced an agreement with Toro Energy Ltd, whereby Deep Yellow would dispose of the Napperby Project to Toro Energy.

2.6 Financial information on the Paladin Group

(a) Basis of presentation of historical financial information

The historical financial information below relates to Paladin on a stand-alone basis and accordingly does not reflect any impact of the Offer. It is a summary only and the full financial accounts for Paladin for the financial periods described below, which include the notes to the accounts, can be found in Paladin's quarterly and annual reports for those specific periods.

In order to more appropriately reflect the financial performance and position of the group, Paladin has changed the presentation currency for the 31 December 2006 Second Quarter and Half Year Report into United States dollars. It is intended to maintain this currency presentation in the future. Paladin's previous quarterly and annual reports had a presentation currency of Australian dollars.

(b) Historical financial information of the Paladin Group

(1) Balance Sheets

The summarised historical balance sheets of the Paladin Group set out below have been extracted from the unaudited 31 December 2006 Second Quarter and Half Year Report.

The information set out below should be read in conjunction with the notes accompanying this report (copies of which are available from Paladin's website).

Paladin Group Summarised Consolidated Balance Sheets

	As at 31 December 2006 (unaudited) US$'000	As at 30 June 2006 (audited) US$'000
Current Assets		
Cash and cash equivalents	270,167	43,644
Trade and other receivables	5,193	2,698
Inventories	94	-
Total Current Assets	275,454	46,342
Non Current Assets		
Other financial assets	33,665	5,624
Property Plant and Equipment	119,041	58,730
Capitalised exploration and evaluation expenditure	157,952	6,345
Total Non Current Assets	310,658	70,699
Total Assets	586,112	117,041
Current Liabilities		
Trade and other payables	17,046	8,085
Unearned revenue	191	177
Provisions	412	239
Total Current Liabilities	17,649	8,501
Non current liabilities		
Trade and other payables	26	30
Unearned revenue	676	715
Interest bearing loans and borrowings	252,985	14,116
Provisions	3,061	2,617
Deferred tax liability	19,255	-
Total Non Current Liabilities	276,003	17,478
Total Liabilities	293,652	25,979
Net Assets	292,460	91,062
Equity		
Contributed equity	276,253	112,327
Reserves	52,225	5,108
Accumulated losses	(36,018)	(26,373)
Total Equity	292,460	91,062

(2) Income Statements

The summarised historical income statement of the Paladin Group shown below has been extracted from the 31 December 2006 Second Quarter and Half Year Report.

The information set out below should be read in conjunction with the notes accompanying this report (copies of which are available from Paladin's website).

Paladin Group Summarised Consolidated Income Statements

	Half Year Ended 31 December 2006 (unaudited)
	US$'000
REVENUE	**1,435**
Other income	-
Share based payments expense	(2,570)
Finance costs	(825)
Exploration and evaluation expenditure	(3,436)
Foreign exchange loss	(369)
Depreciation and amortisation	(168)
Employee benefits expense	(657)
Operating lease expense	(62)
Other expenses	(2,227)
(LOSS)/PROFIT BEFORE INCOME TAX	(8,879)
Income tax benefit/(expense)	98
(LOSS)/PROFIT ATTRIBUTABLE TO MEMBERS OF PALADIN RESOURCES LTD	(8,781)
	US cents
(Loss)/Profit per share attributable to ordinary equity holders – basic and diluted	(2.00)

(c) Management commentary on historical results

Paladin's current activities are primarily focused on development of its various global uranium projects and the Income Statements and Balance Sheets above reflect this. The accumulated loss figure of US$36.0 million as at 31 December 2006 predominantly reflects historical exploration and evaluation expenditure and corporate costs. Paladin's policy is to expense exploration and evaluation expenditure as incurred until such time as a decision to proceed to development has been made, at which time costs are then capitalised as an asset.

The increase in cash from 30 June 2006 is attributable to completion of a US$250m issue of convertible bonds on 15 December 2006. Other financial assets are higher at 31 December 2006 relating to both a higher share price and additional share holdings in Deep Yellow. The increase in property, plant and equipment from June 2006 was driven predominantly by construction activities at the Langer Heinrich Uranium Project in Namibia. Exploration and evaluation expenditure assets are higher at 31 December 2006 to US$158 million mainly as a result of the allocation of the consideration for the Valhalla acquisition.

The increase in trade and other payables from June 2006 is primarily attributable to completion of construction and commissioning activities at the Langer Heinrich Uranium Project with transition to operations. Interest bearing loans and borrowings are higher at 31 December 2006 as a result of the issue of convertible bonds and additional debt drawings under the Langer Heinrich project finance facility. A deferred tax liability is recognised at 31 December 2006 relating to both the equity component of the convertible bonds and the increase in value of Deep Yellow investments.

(d) Forecast financial information

Given the current status of Paladin's operations, lack of production history at Langer Heinrich and volatility in U_3O_8 prices, Paladin believes that it does not have a reasonable basis for the preparation and presentation of forecast financial information in this Bidder's Statement.

2.7 Publicly available information about Paladin and documents lodged with ASIC

Paladin is a listed disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. Specifically, as a listed company, Paladin is subject to the Listing Rules which require continuous disclosure of any information Paladin has concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

ASX maintains files containing publicly disclosed information about all listed companies. Paladin's file is available for inspection at ASX during normal business hours.

In addition, Paladin is also required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Paladin may be obtained from, or inspected at, an ASIC office.

On request to Paladin and free of charge, Summit shareholders may obtain a copy of:

- the annual financial report of Paladin for the year ended 30 June 2006 (being the annual financial report most recently lodged with ASIC before lodgement of this Bidder's Statement with ASIC);
- any half-year financial report lodged with ASIC by Paladin after the lodgement of the annual financial report referred to above and before lodgement of this Bidder's Statement;
- any continuous disclosure notice given to ASX by Paladin since the lodgement with ASIC of the 2006 annual report for Paladin referred to above and before lodgement of this Bidder's Statement with ASIC.

A list of announcements made by Paladin to ASX since 1 July 2006 is contained in Attachment A.

A substantial amount of information about Paladin is available in electronic form from: www.paladinresources.com.au.

2.8 Announcement by Paladin in relation to the Offer

On 27 February 2007, Paladin made a public announcement to ASX in relation to the Offer. A copy of that announcement is contained in Attachment B of this Bidder's Statement.

3 Information on Paladin's securities

3.1 Paladin issued securities

As at the date of this Bidder's Statement, Paladin's issued securities consisted of:

- 500,979,969 Paladin Shares;
- 19,578,670 options to subscribe for Paladin Shares; and
- US$250 million in convertible bonds due 2011.

3.2 Recent trading of Paladin Shares on ASX

The closing price of Paladin Shares on ASX over the 12 months prior to the Announcement Date is shown below.

Paladin Daily Closing Share Price (ASX)


$10.00
$2.00
Share Price ($)
Aug-06
Feb-07

3.3 Rights and liabilities attaching to Paladin Shares

(a) Introduction

The rights and liabilities attaching to the Paladin Shares which will be issued as the consideration under the Offer are set out in Paladin's constitution and in the Corporations Act.

The main rights and liabilities attaching to the Paladin Shares are summarised below.

(b) Meetings of shareholders and voting rights

Each Paladin shareholder is entitled to receive notice of, attend and vote at general meetings of Paladin and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution of Paladin or the Corporations Act.

At a general meeting, every person present who is a Paladin shareholder or a proxy, attorney or representative of a Paladin shareholder has one vote on a show of hands and one vote on a poll for each fully paid share held (with adjusted voting rights for partly paid shares). Voting at any general meeting of Paladin shareholders is by a show of hands unless a poll is demanded by at least 5 Paladin shareholders entitled to vote on the resolution, Paladin shareholders holding not less than 5% of the total voting rights of all shareholders having the right to vote on the resolution, or the chairman.

(c) Dividends

The directors of Paladin may from time to time determine to distribute the profits of Paladin by way of dividend to Paladin shareholders entitled to the dividend. Each Paladin Share has the same dividend rights, subject to any special rights, arrangements or restrictions attached to the shares.

(d) Winding up

Subject to any special resolution or special rights attaching to any Paladin Shares or class of shares, Paladin shareholders will be entitled on a winding up to a share in any surplus assets of Paladin in proportion to the shares held by them.

(e) Transfer of shares

Paladin shareholders may transfer their Paladin Shares by a written transfer in the usual form or by a proper transfer effected in accordance with the ASTC Settlement Rules and ASX requirements. All transfers must comply with Paladin's constitution, the Listing Rules, the ASTC Settlement Rules and the Corporations Act. The directors may refuse to register a transfer of shares in circumstances permitted by the Listing Rules or the ASTC Settlement Rules. The directors must refuse to register a transfer of shares where required to do so by the Listing Rules or the ASTC Settlement Rules.

Paladin Shares are also traded on the TSX and may be transferred in accordance with the practices and procedures applicable to that exchange.

(f) Alteration of capital

The procedures set out in sections 246B to 246E of the Corporations Act must be followed for any variation of rights attached to Paladin Shares. Under that section, with the consent in writing of the holders of at least three quarters of the issued shares in the particular class, or the sanction of a special resolution passed at a meeting of the holders of shares in that class, the rights attached to a class of shares may be varied or cancelled. In either case, the holders of not less than ten per cent of the votes in the class of shares whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to set aside such variation or cancellation.

(g) Proportional takeovers

The constitution of Paladin requires shareholder approval where a proportional off-market takeover offer is made in respect of Paladin Shares. If such a takeover offer is made, the directors of Paladin must ensure that a resolution of shareholders to approve the takeover bid is voted on.

Each Paladin shareholder (other than the offeror or a persons associated with the offeror) who, as at the end of the day on which the first offer is made under the bid, held Paladin Shares has one vote for each Paladin Share held. The vote is decided on a simple majority.

If the resolution is not passed, transfers which would have resulted from the acceptance of an offer will not be registered and the offer will be taken to have been withdrawn.

(h) Amendment

The constitution of Paladin may be amended only by a special resolution passed by at least three quarters of the votes cast by Paladin shareholders entitled to vote on the resolution. At least 28 days written notice specifying the intention to propose the resolution must be given.

3.4 Paladin option plans

(a) Current share option plan

On 21 November 2006, Paladin shareholders approved an 'Executive Share Option Plan'. Under this plan up to 5% of the issued capital of Paladin can be on offer at any one time to eligible executives of Paladin, as determined by the Paladin board. The maximum term of the options is 5 years, with the exercise price of the options being not less than the market value of a Paladin Share on the date of the grant. The options are convertible into fully paid ordinary shares of Paladin on a one for one basis and vest 3 years after their grant (or on such other date as determined by the board), except in the case of a takeover or change of control involving more than 50% of Paladin's issued shares. The percentage of granted options which vest will be determined based on Paladin's performance in terms of Paladin's total shareholder return compared with the other resource companies in the S&P/ASX 200 Index over the 3 years after the options are granted. Unvested options lapse on termination of employment or as determined by the Paladin board. Vested options lapse various periods after termination of employment, depending on the relevant circumstances. Options are granted at no cost under the plan and carry no dividend or voting rights. The terms of the plan may be amended with the approval of Paladin's shareholders. Further details of the plan are set out in Paladin's notice of AGM dated 17 October 2006, which is available from ASX's or Paladin's website.

Details of the options issued under the current share option plan are set out in section 3.5(a).

(b) Previous share option plan

Prior to the approval of the current share option plan described in section 3.4(a), Paladin issued a number of options to its directors, employees and consultants pursuant to a previous share option plan. The maximum term of the options issued under this plan is 5 years, with the vesting requirements and exercise price of the options having been determined by the directors of Paladin at the time of grant. The options are convertible into fully paid ordinary shares of Paladin on a one for one basis and may not be exercised within 12 months of their date of grant, except in the case of a takeover bid or a scheme of arrangement or if otherwise approved by Paladin shareholders. Options were granted at no cost under the plan and carry no dividend or voting rights.

Details of the options issued under the previous share option plan are set out in section 3.5(b).

3.5 Options

(a) Options issued under the current share option plan

The exercise prices and expiry dates for the Paladin options on issue under the current share option plan described in section 3.4(a) as at the date of this Bidder's Statement are as follows:

Exercise price	Expiry date	Number issued	Vesting
$8.77	1 February 2012	2,733,670	1 February 2010

(b) Options issued under the previous share option plan

The exercise prices and expiry dates for the Paladin options on issue under the previous share option plan described in section 3.4(b) as at the date of this Bidder's Statement are as follows:

Exercise price	Expiry date	Number issued	Vesting
$1.00	30 November 2007	3,870,000	Vested
$1.00	20 December 2007	7,000,000	Vested
$1.50	15 July 2008	190,000	Vested
$2.80	13 January 2009	900,000	13 January 2007
$2.80	13 January 2009	1,920,000	13 January 2008
$5.50	28 April 2009	782,500	31 October 2007
$5.50	28 April 2009	782,500	31 October 2008
$5.50	3 July 2009	700,000	5 January 2008
$5.50	3 July 2009	700,000	5 January 2009

3.6 Convertible bonds

On 30 November 2006, Paladin issued US$250 million of convertible bonds due 2011. The convertible bonds are unsubordinated, unsecured obligations of Paladin, carry a coupon of 4.50% per annum payable semi-annually and are convertible into Paladin Shares at US$7.685 per share, representing a conversion premium of approximately 38% above the price of Paladin Shares at the time of pricing (A$7.090 on 30 November 2006, or US$5.569 based on then-current exchange rates).

Unless previously redeemed or converted, the convertible bonds will be redeemed at par on 15 December 2011. Paladin has the right to redeem all outstanding convertible bonds at their principal amount on or after 5 January 2010 if the Paladin Share price exceeds for a specified period of time 130% of the conversion price.

The Convertible Bonds are listed on the Singapore stock exchange (Singapore Exchange Securities Trading Limited).

3.7 Substantial holders in Paladin Shares

As at the date of this Bidder's Statement, so far as known to Paladin based on publicly available information, there are no substantial holders of Paladin Shares.

4 Information on Summit and Summit Group

4.1 Overview of Summit

Summit is a public company limited by shares. Summit was originally incorporated in New Zealand, but transferred its domicile to Western Australia and is now taken to be incorporated under the Corporations Act.

Summit is listed on the ASX and the NZX.

4.2 Directors

As at the date of this Bidder's Statement, there are 4 directors of Summit. The directors of Summit are as follows:

(a) **John Andrew Gowans Seton (Non-Executive Chairman)** LLM (Hons)

Mr John Seton, 43, is an Auckland based solicitor with extensive experience in commercial law, stock exchange listed companies and the mineral resource sector. He is chairman of Zedex Minerals Ltd (appointed October 2003), a director of New Zealand Stock Exchange listed Smartpay Limited (appointed May 2006) and a director and former President of Toronto Stock Exchange listed Olympus Pacific Minerals Inc (appointed July 1999). He has held directorships in several other companies listed on the ASX and NZX including Kiwi Gold NL, Kiwi International Resources NL, Iddison Group Vietnam Limited and Max Resources NL. Mr Seton was the former chief executive of IT Capital Limited.

(b) **Alan John Eggers (Managing Director)** B.Sc, B.Sc (Hons), M.Sc, F.S.E.G., MAusIMM, MAIG

Mr Alan Eggers, 55, a founding director of Summit, is a professional geologist with over 30 years of international experience in exploration for base metals, precious metals and industrial minerals, particularly in Australia and New Zealand. This professional experience has included management of mineral exploration initiatives and corporate administration of private and public companies. Mr Eggers has been Managing Director of Summit since its listing on NZX in 1987.

Along with his corporate and compliance responsibilities for Summit, Mr Eggers is also responsible for the technical direction of Summit's exploration activities, commodity selection, project generation and identification along with the day to day management of all exploration programs within the Summit Group. Mr Eggers is also a director of Summit's subsidiaries Summit Resources (Aust) and Pacific Mines, is managing director of Wesmin Geological Consultants Pty Ltd and holds several directorships in private companies.

Mr Eggers holds Bachelor of Science, Honours and Masters degrees in economic geology from Victoria University of Wellington, is a Fellow of the Society of Economic Geologists, a Member of the Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists.

(c) **Lindsay A Colless (Non-Executive Director)** CA, FCID

Mr Colless, 61, is a chartered accountant with 15 years experience in the profession and a further 29 years experience in commerce, mostly in the mineral and petroleum exploration industry in the capacities of financial controller, company secretary and director. He is a director and/or secretary of a number of public listed companies including Newland Resources Ltd group (since April 1997) and Pancontinental Oil & Gas NL (alternate director since 1991). Former directorships held in the last few years are; Yilgarn Gold Limited group (February 2003 to April 2005), West Australian Metals Ltd group (October 1986 to August 2005), South Boulder Mines Ltd (August 2001 to May 2004), Northern Star Resources Ltd (May 2000 to September 2003), Austin Engineering Limited (January 2001 to March 2004) and Alkane Exploration Ltd (August 1986 to July 2006).

(d) **David Wallace Berrie (Executive Director) LLB, BJuris**

Mr Berrie was appointed as Summit's Executive Director Corporate in October 2006. His previous position was Acting Legal Manager, Western Australia, at BHP Billiton. He spent over 18 years with WMC, and subsequently BHP Billiton following its takeover of the company in 2005, in senior corporate, legal and commercial roles within their exploration, mining and project development groups. Prior to this Mr Berrie was with the law firm Robinson Cox.

Mr Berrie holds Bachelor of Laws and Bachelor of Jurisprudence degrees from University of Western Australia.

4.3 History, structure and ownership of Summit Group

(a) History

Summit was incorporated in New Zealand as Summit Gold NL in 1987 and listed on the NZX in that year. It was listed on the ASX in April 1994 and renamed Summit Resources NL in 1997. In 2000, Summit changed its incorporation status to a public company limited by shares and, on 18 December 2002, transferred its domicile of incorporation to Perth, Western Australia.

(b) Structure

The corporate structure of Summit and the companies it controls are as follows:


Summit Resources Limited
100%
100%
Summit Resources (Aust) Pty Ltd
Pacific Mines Limited

(c) Ownership

Summit's Annual Report 2006 indicates Summit had the following substantial shareholders:

Substantial Shareholder	Shares held	Voting power (%)
Firebird Global Master Fund, Ltd	18,000,000	9.12
Acorn Capital Limited	13,228,647	6.70
Alan J Eggers	10,867,500	5.40

On 8 February 2007, Acorn Capital Limited ceased to be a substantial shareholder through the sale of 3,890,307 Summit Shares, decreasing its interest in Summit to 4.73%.

4.4 Principal activities of Summit and Summit Group

Summit is focussed on uranium, copper, gold and base metal exploration and mine development projects in the Mount Isa metals province in northwest Queensland. Summit also has iron ore and phosphate development interests in the Constance Range region in far northwest Queensland.

(a) Uranium

Summit has a 50% interest in the Valhalla/Skal uranium deposits in Queensland, through the Mt Isa JV. The remaining 50% interest in these deposits is held by Paladin (through a wholly owned subsidiary) (see section 2.5(c)).

As noted in section 2.5(c), a JORC (2004) and NI 43-101 compliant resource estimate has been released for the Valhalla deposit. Summit has recently modelled and calculated resource estimates for Skal and its 100% interests in the Andersons, Bikini and Mirrioola uranium deposits, which are also near Mount Isa. These resource estimates are now being subjected to independent audits by resource consultants Hellman and Schofield. Summit is also preparing a resource estimate for its Watta uranium prospect. Further drilling is required at Tjilpa and Warwai to commence modelling and calculation of resource estimates for these uranium deposits. (Source: Summit's Quarterly Report for the period ending 31 December 2006.)

In addition, Summit has advised that it has a further fifteen uranium prospects within its tenements near Mount Isa on which exploration is yet to commence. These prospects are Red Alpha, Western, Mixabe, Crowbar, Mirrioola North, Mirrioola South, Pile, Hero, Woomera, Rich John, Drum, Calton, Narpajin, Bull Frog and Ecotte. (Source: Summit's Quarterly Report for the period ending 31 December 2006.)

Summit is also undertaking aerial surveys and other preliminary exploration of areas in the Georgina Basin, to the west of Mount Isa, in relation to which it has made 16 tenement applications. (Source: Summit's Quarterly Report for the period ending 31 December 2006.)

(b) Copper and gold

Summit is exploring for copper and/or gold at its Isa South, Isa North, May Downs, Mount Kelly, Apogee, Red Bull, Barkly (copper uranium) and Hornet targets near Mt Isa.

Summit completed 60 line kilometres of a 100 line kilometre IP geophysical survey in the quarter to 31 December 2007 (source: Summit's Quarterly Report for the period ending 31 December 2006). In its Quarterly Report for the period ending 30 September 2006 Summit reported drilling the first four holes into the Apogee and Red Bull copper gold targets, totalling 1,568 metres of drilling, encountering silica dolomite sulphide breccias within mine sequence shales and submitting core samples for base metal analysis. Summit has also completed a number of exploration drill holes into the Barkly copper uranium and Hornet copper targets and into the Golden Fault gold workings at May Downs (source: Summit's Quarterly Report for the period ending 30 September 2006).

(c) Iron ore, phosphate and base metal

Through its wholly owned subsidiary, Pacific Mines, Summit has five EPM applications (EPMs 14712, 14713, 14935, 15186 and 15187 covering 1,110km2), centred 30 kilometres southwest to 45 kilometres northwest of Zinifex's Century zinc mine in far northwest Queensland. Summit also has an option over two adjoining EPMs.

The Constance Range C, D, H iron ore deposits and the strike extension of E iron ore deposit, the Babbling Brooke Hill and Riversleigh phosphate deposits are located within the areas covered by Summit's EPM applications. These deposits were explored by BHP Billiton in the 1950s and 60s.

Summit has announced an intention to spin out its Constance Range iron ore, phosphate and base metal assets by separately funding and listing Pacific Mines on ASX and distribution of its shares to existing Summit shareholders.

4.5 Publicly available information about Summit Group

Summit is a listed disclosing entity for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations. Specifically, as a listed company, Summit is subject to the Listing Rules which require continuous disclosure of any information Summit has concerning it that a reasonable person would expect to have a material effect on the price or value of its securities. A listing of all announcements made by Summit to ASX since 30 June 2006 is contained in Attachment C of this Bidder's Statement.

ASX maintains files containing publicly disclosed information about all listed companies. Summit's file is available for inspection at ASX during normal business hours.

In addition, Summit is required to lodge various documents with ASIC. Copies of documents lodged with ASIC by Summit may be obtained from, or inspected at, an ASIC office.

A substantial amount of information about Summit is available in electronic form from: www.summitresources.com.au.

5.1 Summit's issued securities

According to documents provided by Summit to ASX, as at the date of this Bidder's Statement, Summit's issued securities consisted of 197,440,020 Summit Shares, all of which are quoted on ASX and NZX, and the following Options exercisable at $2.00 with various vesting dates:

- 850,000 Options issued to Summit staff under the Summit ESOP expiring 9 October 2011 (Staff Options);
- 7,000,000 Options issued to Summit directors (including 1,000,000 issued to Mr David Berrie subject to the terms of the Summit ESOP) expiring 1 September 2011 (Directors' Options); and
- 500,000 Options issued to Summit consultants expiring 1 September 2011 (Consultants' Options).

5.2 Interests in Summit securities

As at the date of this Bidder's Statement:

- Paladin's voting power in Summit was nil;
- Paladin had relevant interests in nil Summit Shares; and
- Paladin had relevant interests in nil Options.

As at the date of the Offer:

- Paladin's voting power in Summit was nil;
- Paladin had relevant interests in nil Summit Shares; and
- Paladin had relevant interests in nil Options.

5.3 Dealings in Summit securities

(a) Previous four months

Neither Paladin nor any associate of Paladin has provided, or agreed to provide, consideration for Summit Shares or Options under any purchase or agreement during the 4 months before the date of this Bidder's Statement.

(b) Period before Offer

Neither Paladin nor any associate of Paladin has provided, or agreed to provide, consideration for Summit Shares or Options under any purchase or agreement during the period starting on the date of this Bidder's Statement and ending on the date immediately before the date of the Offer.

5.4 Recent share price performance of Summit on ASX

The closing price of Summit Shares on ASX over the 12 months prior to the Announcement Date is shown below.

Summit Daily Closing Share Price (ASX)


Share Price ($)
$1.00

5.5 Effect of the Offer on Summit Options

The Offer does not extend to the Summit Options. However, the Offer does extend to Summit Shares which are issued on the exercise of Options during the Offer Period.

Rule 12.2 of the Summit ESOP, under which the Staff Options have been issued, provides that the Staff Options may be exercised at any time during the period commencing on the date of issue until the date of expiry, and may be exercised:

- during a period from the earliest of the announcement of a takeover bid or the giving of a bidder's statement to the target through to the end of the Offer Period or one month later if no offers are made under the bid; or
- at any time after a shareholder or a group of associated shareholders become entitled to sufficient Summit Shares to give it or them the ability, and that ability is successfully exercised, in general meeting, to replace all or a majority of the Board.

One third of the Directors' Options are exercisable on each of the first, second and third anniversary of issue (being 9 November 2006). The terms of issue of the Directors' Options do not provide for the ability to exercise the Directors' Options earlier in the event of a takeover bid. The Directors' Options will therefore not be exercisable during the Offer Period.

In the case of Options granted to Mr David Berrie, the terms of grant are expressed to be subject to the terms of the Summit ESOP but to prevail over those terms in the event of inconsistency. Accordingly, there is a matter of legal interpretation as to whether those Options would or would not be exercisable during the Offer Period in the circumstances referred to in rule 12.2 of the Summit ESOP.

One third of the Consultants' Options are exercisable on each of the first, second and third anniversary of issue (being 9 November 2006). The terms of issue of the Consultants' Options do not provide for the ability to exercise the Consultants' Options earlier in the event of a takeover bid.

The above is a summary only. Option holders should seek their own advice on their eligibility to exercise their Options.

If not all of the Options are exercised (or otherwise cancelled or acquired by Paladin pursuant to agreements or other arrangements), and Paladin is entitled to compulsorily acquire any outstanding Summit Shares, Paladin presently intends to seek to compulsorily acquire or cancel any outstanding Options pursuant to Part 6A.2 of the Corporations Act, although it reserves the right not to do so.

5.6 No pre-Offer benefits

During the period of 4 months before the date of this Bidder's Statement, neither Paladin nor any associate of Paladin gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

- accept the Offer; or
- dispose of Summit Shares,

and which is not offered to all holders of Summit Shares under the Offer.

During the period from the date of this Bidder's Statement to the date before the date of the Offer, neither Paladin nor any associate of Paladin gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

- accept the Offer; or
- dispose of Summit Shares,

and which is not offered to all holders of Summit Shares under the Offer.

5.7 No escalation agreements

Neither Paladin nor any associate of Paladin has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

6 Sources of consideration

The consideration for the acquisition of the Summit Shares to which the Offer relates will be satisfied wholly by the issue of Paladin Shares.

Subject to the satisfaction of the conditions to the Offer, there is no restriction on the ability of Paladin to issue the maximum number of Paladin Shares which it may be required to issue under the Offer.

7 Paladin's intentions in relation to Summit

7.1 Introduction

The intentions of Paladin are set out in this section of the Bidder's Statement. Those intentions have been formed on the basis of facts and information concerning Summit, and the general business environment, which are known at the time of preparing this Bidder's Statement. Final decisions will only be reached by Paladin in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of current intention only and accordingly may vary as new information becomes available or circumstances change.

7.2 Overview and rationale for the Offer

Paladin's primary objective in making the Offer is to secure control of Summit's uranium interests in Australia.

The proposed acquisition will add to or consolidate Paladin's interest in a number of potential medium to long term uranium projects in Australia, most importantly the Valhalla/Skal deposits.

The proposed acquisition will provide further diversification in geographical, political and resource terms for Paladin. The Australian assets of Summit will provide Paladin with further upside exposure to any change in State Government uranium mining policy, as well as retaining geographical diversity in the current Australian political climate.

The proposed acquisition represents a step forward in Paladin's growth strategy, which commenced with the successful acquisition of Valhalla Uranium Limited (which, through Paladin's wholly-owned subsidiary, Mt Isa Uranium Pty Ltd, is Summit's joint venture partner in the Mt Isa JV). Paladin believes the Valhalla/Skal deposits contain sizeable resources and will enhance the back end of Paladin's project pipeline.

There may (depending on the level of acceptances under the Offer) be minor synergies associated with combining Summit's operations with those of Paladin, including cost savings achievable through the consolidation of corporate costs and the potential simplification of the ownership and operation of the Mt Isa JV. Primarily, however, Paladin believes that it is by reason of its skills and capabilities in uranium specific geology, construction and development, processing and marketing, that it can bring added value to the Summit assets as owner and (to the extent that the Mt Isa JV continues) operator.

7.3 Intentions for Summit as a wholly owned controlled entity

This section 7.3 describes Paladin's intentions if Paladin and its associates acquire a relevant interest in 90% or more of the Summit Shares, and so becomes entitled to proceed to compulsory acquisition of outstanding Summit Shares in accordance with Part 6A.1 of the Corporations Act.

In that circumstance, Paladin's current intentions are as follows:

(a) Corporate matters

Paladin intends to:

- proceed with compulsory acquisition of the outstanding Summit Shares in accordance with the provisions of Part 6A.1 of the Corporations Act;
- arrange for Summit to be removed from the official list of the ASX and NZX (subject to any required approval on the part of the operators of those exchanges);
- replace the members of the Board with the nominees of Paladin. Replacement board members have not yet been identified by Paladin and their identity will depend on the circumstances at the relevant time. However, it is expected that the majority of the replacement board members will be members of Paladin's management team;

- subject to legal and taxation implications, terminate the Mt Isa Agreement and consolidate the Mt Isa JV (as Paladin would own, indirectly, 100% of the joint venture interests);
- cause Summit Resources (Aust) Pty Ltd to withdraw from the Supreme Court Litigation (which is discussed further in section 12.3); and
- terminate the employment arrangement with the existing Managing Director of Summit, Mr Alan Eggers, whose role and function will be assumed by various members of the Paladin management team.

(b) Review of operations and assets

After the end of the Offer Period, Paladin intends to conduct an immediate review of Summit's operations and assets on both a strategic and financial level to evaluate:

- Summit's performance, profitability and prospects (on an asset-by-asset basis);
- whether particular operations and assets of Summit demonstrate a strategic fit with those of Paladin and are consistent with Paladin's corporate objectives; and
- in the case of non-uranium assets, what value may be realised on the event of an orderly disposal.

The key objective of this review will be to ascertain which assets are to be retained and which (if any) are to be disposed of, and to ascertain whether improvements can be made to Summit's operations.

Based upon publicly available information, Paladin presently intends to retain, and continue to evaluate, explore and if viable develop, all of the Australian uranium assets of Summit. In particular, subject to the detailed findings of the asset-by-asset review mentioned above, Paladin confirms that it intends to continue with Summit's current planned exploration and appraisal activities within the Valhalla/Skal deposits. However, Paladin may decide to place greater emphasis on in-fill drilling, evaluating and developing the Valhalla deposit and to reduce work on Summit's other uranium prospects. At this stage, Paladin believes the better strategy may be to improve Valhalla as a development opportunity and subsequently develop Summit's other prospects. Paladin's final decision on the exploration and development priorities to be pursued will depend on the results of a full evaluation of all the project data and information.

Paladin has not currently formed any intention in relation to the non-uranium assets of Summit, including Pacific Mines, and will not do so until the completion of its review. However, as Paladin's primary expertise is in the area of uranium-specific geology, construction and development, processing and marketing, Paladin believes that the most likely outcome of its review will be a decision to dispose of the non-uranium assets, including Pacific Mines. If so, Paladin will determine the most efficient means of doing so given all the circumstances of the case. Options could include a trade sale, initial public offering or entitlement offer to Paladin shareholders (who would include former Summit shareholders) or a combination of approaches. Paladin will assess the status of the proposed demerger and listing of Pacific Mines to determine whether it can or should retain aspects of that proposal, although it presently believes that it is unlikely that it will proceed as an entitlement offer to Paladin shareholders.

(c) Impact on Employees

So far as Paladin is aware, the only employees of Summit are Mr Alan Eggers, Mr David Berrie and Ms Karen Brown. The position of Summit's personnel will be considered as part of the review noted in section 7.3(b) above, but Paladin believes that the most likely outcome of that review is that technical personnel (if any) will be retained and all executive directors and the company secretary will be made redundant. For any redundancies, Paladin will offer packages consistent with market practice, the terms of employment of the relevant personnel and other legal obligations.

7.4 Intentions for Summit as a part owned controlled entity

This section 7.4 describes Paladin's intentions if it acquires practical control of Summit, but is not entitled to proceed to compulsory acquisition in accordance with Part 6A.1 of the Corporations Act.

It should be noted that Paladin may acquire practical control of, or a significant degree of influence over, Summit at ownership levels below 50.1%.

In that circumstance, Paladin's current intentions are as follows:

(a) Corporate matters

After the end of the Offer Period, Paladin intends, subject to the Corporations Act, Listing Rules and the constitution of Summit:

- to seek (through discussion and negotiation, but failing agreement, by convening a meeting of Summit shareholders) to replace some of the members of the Board with nominees of Paladin, so that there is a majority of Paladin nominees on the Board and the proportion of such nominees is not less than the voting power of Paladin. If Summit remains listed on ASX, Paladin would consider, but not necessarily be bound by, the recommendations in the ASX Corporate Governance Guidelines when determining the composition of the Board. Replacement Board members have not yet been finally decided by Paladin and their identity will depend on the circumstances at the relevant time. However, it is expected that the majority of the replacement Board members will be members of the Paladin management team;
- through its nominees on the Board, support Summit's continued listing on the official list of the ASX and NZX, but only if the benefits of that listing outweigh the additional corporate and compliance costs of doing so; and
- propose, through its nominees on the Board, that Summit's current representatives on joint venture committees, including the operating committee of the Mt Isa JV, be replaced by nominees of Paladin, and that Paladin replace Summit as the operator of the joint venture.

It is possible that, even if Paladin is not entitled to proceed to compulsory acquisition of minority holdings after the end of the Offer Period under Part 6A.1 of the Corporations Act, it may subsequently become entitled to exercise rights of general compulsory acquisition under Part 6D.2 of the Corporations Act: for example, as a result of acquisitions of Summit Shares in reliance on the '3% creep' exception in item 9 of section 611 of the Corporations Act. If so, it intends to exercise those rights.

(b) Review of operations and assets

After the end of the Offer Period, Paladin intends, through its nominees on the Board, to propose that Summit undertake a review of Summit's assets and operations, along similar lines to that described in section 7.3(b).

Paladin intends, subject to the approval of the Board, to participate in this review.

Paladin will assess the status of the proposed demerger and listing of Pacific Mines and will, through its nominees on the Board, make recommendations as to whether it should proceed. If the demerger were to proceed as an entitlement offer to Summit shareholders (including Paladin), it is likely that Paladin would seek to dispose of its Pacific Mines shares as part of the demerger process.

(c) Supreme Court Action

Paladin intends to act in accordance with all requirements of the Corporations Act, Listing Rules and ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations and other legal requirements in relation to the Supreme Court Action.

Either as part of the review referred to above or the day to day management of the company, it is likely to become necessary for the Board to consider its ongoing approach to the Supreme Court Action (see section 12.3 for further details). In order to address the corporate governance and related party issues that may arise in that circumstance, and to recognise and ensure that the interests of minority shareholders are protected, Paladin intends to propose to the Board that a committee of independent directors (being members of the Board other than Paladin directors or employees, whether they be existing or newly appointed members of the Board) be established to monitor and control the litigation. Paladin would propose that the independent committee be appropriately resourced and fully mandated to seek its own independent legal advice in relation to the Supreme Court Action. As such, the independent committee would be free from any restriction or review by Paladin's directors and employees. In addition, arrangements would be established to ensure the matters considered by and decisions of the independent committee remained confidential and were not disclosed to Paladin's directors or employees. If disclosure of confidential information relating to the Supreme Court Act is required to Paladin's directors or employees (for example, for fulfilment of their duties as Summit directors), appropriate restrictions on their on-disclosure of that information will be agreed.

Other than the requirement for independence, Paladin has no present intention as to the proposed membership of the committee, which would need to be determined at the appropriate time having regard to the availability of directors and their willingness and capability to serve as members of the committee.

The establishment of the independent committee will be without limitation to the operation of the related party provisions of the Corporations Act and Listing Rules. Those provisions may, for example, require Summit shareholders (other than Paladin) to approve any settlement proposal.

(d) Dividends and funding

No dividends have been paid by Summit to date.

Paladin's view is that, given the early stage of development of nearly all of Summit's assets, it is unlikely that Summit will pay dividends in the short or medium term.

In the event that Summit requires additional funding, Paladin will, through its nominees on the Board, support the most appropriate form of such funding, having regard to the interests of all shareholders. If the Board determines that additional equity is required, Paladin's current intention would be (subject to appropriate arms-length terms being agreed) to support and participate in such equity raising. Paladin expects that additional equity will be required from time to time, in order to support the further development of Summit's assets. Paladin will also consider the provision of other forms of funding to Summit if requested by Summit, subject to assessment against its usual investment criteria.

(e) Limitations in giving effect to intentions

The ability of Paladin to implement the intentions set out in this section 7.4 will be subject to the legal obligations of Summit directors to have regard to the interests of Summit and all Summit shareholders, and the requirements of the Corporations Act and the Listing Rules relating to transactions between related parties. Paladin will only make a decision on the above mentioned courses of action following legal and financial advice in relation to those requirements.

7.5 Intentions if Paladin does not control Summit

The Offer is not subject to a minimum acceptance condition. Therefore, it is possible that Paladin will acquire Summit Shares either under the Offer or otherwise, but at the end of the Offer Period, will not be in a position to control or exert significant influence over Summit.

In this circumstance, Paladin intends to hold the Summit Shares it acquires as a portfolio investment. As such, if at any time the Summit Shares held by Paladin do not achieve an appropriate portfolio return, and Paladin forms the view that continuing to hold those Summit Shares is not in the best interests of Paladin shareholders, it may dispose of those Summit Shares in any manner it sees fit.

Further, depending on the level of its shareholding, Paladin may also seek the appointment of a representative to the Board. This representative is likely to be a member of the Paladin management team.

Paladin will assess its support (or otherwise) for Summit and its management on an ongoing basis and will vote its Summit Shares on any corporate proposals accordingly.

7.6 Other intentions

Subject to the matters described above in this section 7 and elsewhere in this Bidder's Statement and, in particular, the completion of the review of Summit's operations referred to in section 7.3(b), it is the intention of Paladin, on the basis of the facts and information concerning Summit that are known to it and the existing circumstances affecting the assets and operations of Summit at the date of this Bidder's Statement, that:

- the business of Summit will be conducted in the same manner as at the date of this Bidder's Statement;
- there will be no redeployment of the fixed assets of Summit; and
- the present employees of Summit will continue to be employed by Summit.

8 Effect of the Offer on Paladin

8.1 Introduction

This section 8.1 provides an overview of the unaudited pro-forma financial position of Paladin as at 31 December 2006 to show the effect of the following discrete events:

- 15% ownership of Summit with no control;
- 30% ownership of Summit with significant influence as defined in AASB 128 "Investments in Associates";
- 50.1% ownership of Summit with full control and external minority interest; and
- 100% ownership of Summit.

For the purposes of preparing the unaudited pro-forma balance sheets as at 31 December 2006 set out in section 8.2 (Pro Forma Balance Sheets), it has been assumed that the ownership interests in each of the scenarios is achieved on one day, that is, there are no staged acquisitions.

The Pro Forma Balance Sheets have been prepared in accordance with the measurement and recognition principals of the Australian equivalents to International Financial Reporting Standards (AIFRS).

The Pro Forma Balance Sheets have not been audited and may be subject to changes arising from an audit process if an audit was performed on them.

8.2 Summarised Pro Forma Balance Sheets as at 31 December 2006

(a) 15% ownership of Summit with no control

	Stand alone Paladin Resources Limited US$'000	Acquisition Entry US$'000	Pro-forma Paladin Resources Limited US$'000
Current Assets			
Cash and cash equivalents	270,167	(982)	269,185
Trade and other receivables	5,193	-	5,193
Inventories	94	-	94
Total Current Assets	275,454		274,472
Non Current Assets			
Other financial assets	33,665	118,950	152,615
Property Plant and Equipment	119,041	-	119,041
Capitalised exploration and evaluation expenditure	157,952	-	157,952
Total Non Current Assets	310,658		429,608
Total Assets	586,112		704,080
Current Liabilities			
Trade and other payables	17,046	-	17,046
Unearned revenue	191	-	191
Provisions	412	-	412
Total Current Liabilities	17,649	-	17,649
Non current liabilities			
Trade and other payables	26	-	26
Unearned revenue	676	-	676
Interest bearing loans and borrowings	252,985	-	252,985
Provisions	3,061	-	3,061
Deferred tax liability	19,255	-	19,255
Total Non Current Liabilities	276,003	-	276,003
Total Liabilities	293,652	-	293,652
Net Assets	292,460		410,428
Equity			
Contributed equity	276,253	117,968	394,221
Reserves	52,225	-	52,225
Accumulated losses	(36,018)	-	(36,018)
Total Equity	292,460		410,428

(b) 30% ownership of Summit with significant influence

	Stand alone Paladin Resources Limited US$'000	Acquisition Entry US$'000	Pro-forma Paladin Resources Limited US$'000
Current Assets			
Cash and cash equivalents	270,167	(1,604)	268,563
Trade and other receivables	5,193	-	5,193
Inventories	94	-	94
Total Current Assets	275,454		273,850
Non Current Assets			
Other financial assets	33,665	-	33,665
Property Plant and Equipment	119,041	-	119,041
Capitalised exploration and evaluation expenditure	157,952	-	157,952
Investment accounted for using equity method	-	237,540	237,540
Total Non Current Assets	310,658		548,198
Total Assets	586,112		822,048
Current Liabilities			
Trade and other payables	17,046	-	17,046
Unearned revenue	191	-	191
Provisions	412	-	412
Total Current Liabilities	17,649	-	17,649
Non current liabilities			
Trade and other payables	26	-	26
Unearned revenue	676	-	676
Interest bearing loans and borrowings	252,985	-	252,985
Provisions	3,061	-	3,061
Deferred tax liability	19,255	-	19,255
Total Non Current Liabilities	276,003	-	276,003
Total Liabilities	293,652	-	293,652
Net Assets	292,460		528,396
Equity			
Contributed equity	276,253	235,936	512,189
Reserves	52,225	-	52,225
Accumulated losses	(36,018)	-	(36,018)
Total Equity	292,460		528,396

(c) 50.1% ownership of Summit with full control and external minority interest

	Stand alone Paladin Resources Limited	Acqn Entry	Pro forma Paladin Resources Limited	Pro-forma Stand alone Summit Resources Limited	Consol adjustment	Pro-forma Merged Entity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Current Assets						
Cash and cash equivalents	270,167	(2,247)	267,920	166	-	268,086
Trade and other receivables	5,193	-	5,193	157	-	5,350
Inventory	94	-	94	-	-	94
Funds on deposit	-	-	-	10,558	-	10,558
Total Current Assets	275,454		273,207	10,881	-	284,088
Non Current Assets						
Other financial assets	33,665	396,260	429,925	-	(396,260)	33,665
Property Plant and Equipment	119,041	-	119,041	1,299	-	120,340
Capitalised exploration and evaluation expenditure	157,952	-	157,952	9,276	1,097,916	1,265,144
Total Non Current Assets	310,658		706,918	10,575		1,419,149
Total Assets	586,112		980,125	21,456		1,703,237
Current Liabilities						
Trade and other payables	17,046	-	17,046	390	-	17,436
Unearned revenue	191	-	191	-	-	191
Provisions	412	-	412	16	-	428
Total Current Liabilities	17,649	-	17,649	406	-	18,055
Non current liabilities						
Trade and other payables	26	-	26	-	-	26
Unearned revenue	676	-	676	-	-	676
Interest bearing loans and borrowings	252,985	-	252,985	-	-	252,985
Provisions	3,061	-	3,061	-	-	3,061
Deferred tax liability	19,255	-	19,255	-	328,700	347,955
Total Non Current Liabilities	276,003	-	276,003	-		604,703
Total Liabilities	293,652	-	293,652	406		622,758
Net Assets	292,460		686,473	21,050		1,080,489
Equity						
Contributed equity	276,253	394,013	670,266	29,089	(29,089)	670,266
Reserves	52,225	-	52,225	-	-	52,225
Minority Interest	-	-	-	-	394,006	394,006
Accumulated losses	(36,018)	-	(36,018)	(8,039)	(8,039)	(36,018)
Total Equity	292,460		686,473	21,050		1,080,489

(d) 100% ownership of Summit

	Stand alone Paladin Resources Limited	Acqn Entry	Pro forma Paladin Resources Limited	Pro-forma Stand alone Summit Resources Limited	Consol adjustment	Pro-forma Merged Entity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Current Assets						
Cash and cash equivalents	270,167	(3,552)	266,615	166	-	266,781
Trade and other receivables	5,193	-	5,193	157	-	5,350
Inventories	94	-	94	-	-	94
Funds on deposit	-	-	-	10,558	-	10,558
Total Current Assets	275,454		275,454	10,881	-	282,783
Non Current Assets						
Other financial assets	33,665	790,006	823,671	-	(790,006)	33,665
Property Plant and Equipment	119,041	-	119,041	1,299	-	120,340
Capitalised exploration and evaluation expenditure	157,952	-	157,952	9,276	1,096,986	1,264,214
Total Non Current Assets	310,658		1,100,664	10,575		1,418,219
Total Assets	586,112		1,372,566	21,456		1,701,002
Current Liabilities						
Trade and other payables	17,046	-	17,046	390	-	17,436
Unearned revenue	191	-	191	-	-	191
Provisions	412	-	412	16	-	428
Total Current Liabilities	17,649	-	17,649	406	-	18,055
Non current liabilities						
Trade and other payables	26	-	26	-	-	26
Unearned revenue	676	-	676	-	-	676
Interest bearing loans and borrowings	252,985	-	252,985	-	-	252,985
Provisions	3,061	-	3,061	-	-	3,061
DTL	19,255	-	19,255	-	328,030	347,285
Total Non Current Liabilities	276,003	-	276,003	-		604,033
Total Liabilities	293,652	-	293,652	406		622,088
Net Assets	292,460		1,078,914	21,050		1,078,914
Equity						
Contributed equity	276,253	786,454	1,062,707	29,089	(29,089)	1,062,707
Reserves	52,225		52,225	-	-	52,225
Minority Interest	-		-	-	-	-
Accumulated losses	(36,018)		(36,018)	(8,039)	8,039	(36,018)
Total Equity	292,460		1,078,914	21,050		1,078,914

8.3 Basis of preparation of the Pro Forma Balance Sheets

For the purposes of preparing the Pro Forma Balance Sheets, Paladin has utilised the audited balance sheet of Summit as at 30 June 2006 extracted from the financial statements contained in the 2006 annual report of Summit. The financial statements have been audited by Rothsay Chartered Accountants in accordance with Australian Auditing Standards and an unqualified audit opinion was signed on 28 September 2006.

Paladin has utilised its 31 December 2006 Second Quarter and Half Year Report as lodged with ASX on 9 February 2007.

Paladin uses a US dollar presentation currency. Accordingly the balance sheet of Summit has been translated from Australian dollars to US dollars based on the assumptions set out in section 8.4 below.

Acquisition accounting entries have been made, consistent with the terms of the Offer and the assumptions set out in section 8.4 below, in order to arrive at an unaudited pro forma consolidated balance sheet of Paladin (in the case of 15% and 30% ownership) or the Merged Entity (in the case of 50.1% and 100% ownership) as at 31 December 2006.

The directors of Paladin will undertake a comprehensive assessment of the fair value of the assets and liabilities acquired after the transaction has been completed.

The Pro Forma Balance Sheets are indicative only. The Paladin directors have drawn their conclusions based on the known facts and other information publicly available as at the date of this Bidder's Statement. If the facts, circumstances, assumptions or other information should prove different to that described, the conclusions may change accordingly.

All adjustments have been made in accordance with Australian Accounting Standards.

8.4 Adjustments and assumptions used in preparing the Pro Forma Balance Sheets

The following adjustments and assumptions have been made in the preparation of the Pro Forma Balance Sheets as set out in section 8.2 above:

Paladin's Ownership Interest in Summit

	15%	30%	50.1%	100%
Summit stand alone pro-forma balance sheet[1]	N/A	N/A	The audited balance sheet of Summit at 30 June 2006 has been adjusted to include the known transactions for the period to 31 December 2006 as identified in the Appendix 5B lodged with the ASX. The following accrual adjustments were made to the 31 December 2006 pro-forma balance sheet: • Depreciation for the half year of US$33k based on an average depreciation rate of 6%, being the average of the quoted depreciation rates in Summit's accounting policy note, and assuming new acquisitions were made in the middle of the period. • Adjustment to maintain working capital at 30 June 2006 levels on the assumption that the level of business activity has remained consistent to 31 December 2006. • Calculation of GST on the transactions during the period. These adjustments have been made based on publicly available information and may not be an exhaustive list of the adjustments required at 31 December 2006.	
Accounting policies applied by Summit	N/A	N/A	The accounting policies applied by Summit have been consistently applied in the preparation of the Pro Forma Balance Sheets, and no review has been made on the appropriateness of these policies or accounting treatments	
Exchange rate applied to convert A$ to US$	A rate of 1.26846 has been used for the purpose of the Pro forma Balance Sheets			
Number of Paladin Shares issued to Summit shareholders	14,517,649	29,035,297	48,488,946	96,784,324
Price per Summit Share under the Offer before costs[2]	US$3.98 (A$5.03) which is the price at 26 February (implies a price of US$8.12 (A$10.26) per Paladin Share).			
Approximate transaction costs	US$982,000	US$1,604,000	US$2,247,000	US$3,552,000
Computershare costs	Computershare costs have not been reflected in the proforma balance sheets. The likely costs are estimated to be approximately US$24,000 and not material to the overall transaction for the purpose of preparing the Pro Forma Balance Sheets.			

Excess of consideration over fair value of Summit net assets	N/A	The excess of consideration paid over the fair value of Summit's non mineral assets resulting from the transaction have been attributed in full to exploration properties.		
Exploration & evaluation asset uplift as a result of the assumption above	N/A	N/A	US$1,097,916,000	US$1,096,986,000
Deferred Tax asset	N/A	N/A	Recognised at 30% of the transaction costs and netted off against the deferred tax liability	
Deferred Tax Liability	N/A	N/A	Recognised at 30% of the uplift in the exploration & evaluation asset	
Tax base of Exploration & evaluation asset	N/A	N/A	Zero tax base	Nil deductible tax base

Notes:

1. Summit is required to lodge its half yearly report for the half year ended 31 December 2006 (including its balance sheet as at that date) on or before 16 March 2007. Copies of the half yearly report will be available from the ASX website. Summit Shareholders should note that the actual balance sheet of Summit as at 31 December 2006 is likely to differ from the Summit stand alone balance sheet contained in the Pro Forma Balance Sheets. Summit Shareholders should read the Pro Forma Balance Sheets together with Summit's half yearly report, once available.
2. An exchange rate of 1.26279 has been used to convert the Australian dollar issue price to US dollars at 26 February 2007.

8.5 Impact of the delineation between exploration and evaluation expenditure, intangible assets and goodwill

For the purpose of preparing the Pro Forma Balance Sheets the excess of consideration over the net fair value of the assets acquired has been allocated to the exploration and evaluation asset.

The Paladin directors will perform a comprehensive fair value assessment at the completion of the transaction at which point they will be able to measure and allocate the fair values appropriately. The final delineation between the exploration and evaluation expenditure, any identifiable intangible assets and any goodwill will be important. Each class of asset will have a different impact at the time of acquisition and going forward on the balance sheet and income statement of the Merged Entity. In particular:

- any goodwill would not be amortised, but will be subject to annual impairment testing;
- any acquired intangibles may have a short to medium useful life and must be amortised over those periods;
- exploration and evaluation expenditure, assuming it leads to future production would be amortised over the life of reserves. If information becomes available to indicate that the carrying value of capitalised exploration and evaluation expenditure exceeds its recoverable amount an impairment loss is recognised immediately;
- deferred taxes arising in relation to intangible assets would be recognised, but cannot be recognised in relation to goodwill;
- an impairment loss attributable to a cash generating unit is firstly allocated to goodwill and then any other assets (including intangible assets) on a pro-rata basis; and
- any impairment losses can be reversed for intangible assets but not for goodwill.

8.6 Non-current assets held for sale

The directors of Paladin have not currently formed any intention in relation to the non-uranium assets of Summit, and will not do so until the completion of a detailed review subsequent to the transaction. However, as Paladin's primary expertise is in the area of uranium exploration, mining and development, the directors may decide to subsequently dispose of the non-uranium assets. Notwithstanding any future decisions, for the basis of the Pro Forma Balance Sheets, no portion of the exploration and evaluation expenditure has been classified as a non-current asset held for sale.

Under the requirements of AIFRS, an asset would be classified as a non-current asset held for sale if the asset is available for immediate sale and its sale is highly probable. Notwithstanding any future decisions by the directors of Paladin, as at 31 December 2006, these criteria are unlikely to be met and therefore for the basis of the Pro Forma Balance Sheets no portion of the exploration and evaluation expenditure has been classified as a non-current asset held for sale.

8.7 Tax base of exploration and evaluation expenditure

Once the Paladin directors have had an opportunity to perform a detailed tax review of the individual tenements and any mining information acquired their assessment of the tax base may change.

8.8 Paladin Share price at acquisition date

Under the requirements of AIFRS, the cost of a business combination is measured at the date of acquisition if the business combination is achieved in a single exchange transaction or at each exchange date if control is gained in a staged process. For the purpose of the Pro Forma Balance Sheets, Paladin has assumed a single "fixed" price of Paladin Shares. However, this is likely to change between the date of the Bidder's Statement and the final acquisition date or exchange dates, which will impact on the final acquisition accounting.

8.9 US dollar presentation currency

Paladin has adopted a US dollar presentation currency. Accordingly, Summit's financial statements have been translated to US dollars in order to prepare the Pro Forma Balance Sheets.

Under the requirements of AASB 121 "The Effects of Changes in Foreign Exchange Rates", assets and liabilities must be translated at the closing rate at the date of that balance sheet, the income and expenses must be translated at exchange rates at the dates of the transactions and all resulting exchange differences must be recognised as a separate component of equity.

For the purpose of preparing the Pro Forma Balance Sheets a closing rate of 1.26846 has been used to translate the entire Summit balance sheet from A$ to US dollars at 31 December 2006. Given the information available, it has not been possible to assess the appropriate historic rate to be used for the translation of the retained earnings. On the completion of the transaction, the directors will undertake a detailed review of the retained earnings in order to determine the appropriate rate.

9 Risk Factors

9.1 Introduction

If the Offer becomes unconditional, Summit shareholders who accept the Offer will become Paladin shareholders, and Paladin will acquire an interest in Summit. In that event, Summit shareholders will:

- continue to be indirectly exposed to the risks associated with having an interest in Summit's assets and to general and exploration and mining industry risks;
- be exposed to some risks which are specific to Paladin and its current operations; and
- also be exposed to additional risks relating to the Offer and the Merged Entity.

These risks are explained in greater detail below.

9.2 General and exploration and mining industry risks

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally. There is also a range of specific risks associated with the exploration and mining industry. These risk factors are largely beyond the control of Paladin and its directors because of the nature and location of the existing and proposed business activities of Paladin.

The following summary, which is not exhaustive, represents some of the major risk factors for Paladin.

(a) Economic conditions

Economic conditions, both domestic and global, may affect the performance of Paladin.

Adverse changes in such things as global and country-by-country economic growth, the level of inflation, interest rates, exchange rates, government policy (including fiscal, monetary and regulatory policies), general consumption and consumer spending, employment rates and industrial disruption, amongst others, are outside the control of Paladin and may result in material adverse impacts on the business and its operating results.

(b) Share market conditions

As Paladin is listed on the ASX and TSX, its share price is subject to the numerous influences that may affect both the trends in the share market and the share prices of individual companies, including movements in international and local stock markets, changes in the outlook for commodities and, more specifically, uranium, inflation, interest rates, general economic conditions, changes in government, fiscal, monetary and regulatory policies. In the future, these factors may cause Paladin Shares to trade below current prices and may affect the income and expenses of Paladin.

(c) General legal and taxation matters

Future earnings, asset values, and the relative attractiveness of Paladin Shares may be affected by changes in law and government policy in the jurisdictions in which the Merged Entity will operate, in particular changes to taxation laws (including stamp duty and GST).

In addition, accepting the Offer may involve tax considerations that may differ for each Summit shareholder. Each Summit shareholder is encouraged to seek professional tax advice in connection with accepting the Offer (see also section 10 in respect of Australian tax considerations and section 11 in respect of New Zealand tax considerations).

(d) Speculative nature of mineral exploration and development

Development of Paladin's mineral exploration properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.

The degree of risk increases substantially when a company's properties are in the exploration as opposed to the development phase. There is no assurance that commercial quantities of ore will be discovered on any of Paladin's exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of Paladin.

(e) Mineral resources and ore reserves

No assurance can be given that the anticipated tonnages and grades of ore will be achieved during production or that the indicated level of uranium recovery will be realised. Uranium price fluctuations, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades uneconomic and may ultimately result in a restatement of such ore reserves. Moreover, short-term operating factors relating to ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore types or grades may cause a mining operation to be unprofitable in any particular accounting period.

(f) Uncertainty relating to inferred mineral resources

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated resources or proven or probable mineral reserves as a result of continued exploration.

(g) Government regulations

Paladin's activities are subject to extensive laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment and upon interests of native and/or indigenous peoples. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of Paladin's properties, the extent of which cannot be predicted.

In the context of environmental permitting, including the approval of reclamation plans, Paladin must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Paladin's operations.

While it is possible that costs and delays associated with compliance with such laws, regulations and permits could become such that Paladin will not proceed with the development or operation of a mine, Paladin is not aware of any material environmental constraint affecting its proposed mining activities or exploration properties that would preclude the economic development or operation of any specific mine or property.

In the context of interests of native and/or indigenous peoples in Australia, the Native Title Act 1993 recognises and protects the rights and interests in Australia of Aboriginal and Torres Strait Islander people in land and waters, according to their traditional laws and customs. The risks arising because of native title and aboriginal land rights may affect Paladin's ability to gain access to prospective exploration areas to obtain production titles. Compensatory obligations may be necessary in settling native title claims lodged over any of the tenements held or acquired by Paladin. The level of impact of these matters will depend, in part, on the location and status of Paladin's tenements.

(h) Foreign operations

Paladin's operations in Namibia and Malawi are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties vary from country to country and include, but are not limited to, currency exchange rates, high rates of inflation, labour unrest, renegotiation or nullification of existing concessions, licenses, permits and contracts, changes in taxation policies, restrictions on foreign exchange, changing political conditions and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or otherwise benefit residents of that country or region.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the countries in which it operates may adversely affect Paladin's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, 'black economic empowerment' or similar policies, employment, contractor selection and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors adds uncertainties which cannot be accurately predicted and could have an adverse effect on Paladin's operations or profitability.

(i) Volatility of uranium prices

The mining industry is competitive and there is no assurance that, even if significant quantities of a mineral resource are discovered, a profitable market will exist for the sale of the same. There can be no assurance that uranium prices will be such that Paladin's properties can be mined at a profit. The only significant commercial use for uranium is to fuel civil nuclear power plants for the generation of electricity. Any adverse change in policies or laws concerning nuclear power in countries which operate nuclear power plants may negatively affect Paladin.

Factors beyond the control of Paladin may affect the marketability of any minerals discovered. Uranium prices are subject to volatile price changes from a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, alternative sources to meet energy consumption, currency exchange fluctuations, interest rates, global or regional consumption patterns, technological improvements leading to more efficient use of uranium, speculative activities and increased production due to improved mining and production methods or increased exploration.

(j) Mineral exploration and mining carry inherent risks

Mining operations are subject to hazards normally encountered in exploration, development and production. These include unexpected geological formations, rock falls, flooding, dam wall failure and other incidents or conditions which could result in damage to plant or equipment or the environment and which could impact production throughput. Although it is intended to take adequate precautions to minimise risk, there is a possibility of a material adverse impact on Paladin's operations and its financial results.

(k) Competition

Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, Paladin may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Paladin will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

9.3 *Paladin specific risks*

(a) Key personnel

Recruiting and retaining qualified personnel is critical to Paladin's success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Paladin's business activity grows, it will require additional key financial, administrative, mining, marketing, and public relations personnel as well as additional staff on the operations side. Paladin will be required to hire additional personnel in Malawi. Although Paladin believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

(b) Labour and employment matters

While Paladin has good relations with its employees, these relations may be impacted by changes in the scheme of labour relations which may be introduced by the relevant country governmental authorities which regulates its operations. Adverse changes in such legislation may have a material adverse effect on Paladin's business.

(c) Subsidiaries

Paladin conducts certain of its operations through subsidiaries and holds certain of its assets in such subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between Paladin and its subsidiaries could restrict Paladin's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Paladin's valuation and stock price.

(d) Currency risk

Paladin's operations incur expenditures primarily in the local currencies of Australia, South Africa, Namibia and Malawi. Revenue from operations and debt financings will be in US dollars. As a result of these different currencies, Paladin is subject to foreign currency fluctuations which may materially affect its financial position and operating results.

(e) Liquidity and future financings

Further exploration and development of the various mineral properties in which Paladin holds interests depend upon Paladin's ability to obtain financing through operational cash flows, joint ventures, debt financing, equity financing or other means. There is no assurance that Paladin will be successful in obtaining the financing required as and when needed. Volatile markets for mineral commodities may make it difficult or impossible for Paladin to obtain debt financing or equity financing on favourable terms or at all. Failure to obtain additional financing on a timely basis may cause Paladin to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.

(f) Dilution

Paladin may undertake additional offerings of securities in the future. The increase in the number of shares issued and the possibility of sales of such shares may have a depressive effect on the price of shares already on issue. In addition, as a result of the issue of such additional shares, the voting power of Paladin's existing shareholders may be diluted.

(g) Project specific risk – Langer Heinrich

The Langer Heinrich mine has been commissioned and is presently in the process of ramp up to full capacity. Paladin and its financiers have carefully determined the required timeframe and funding for this project. However, there is risk that the project will take longer than planned to achieve the planned level of uranium oxide production or might require further work. In extreme circumstances, these potential delays or difficulties may necessitate additional funding which could lead to additional equity or debt requirements for the group. Furthermore, scope changes and/or cost overruns may lead to additional funding requirements. The performance of the Langer Heinrich operation is very much dependent on long term average operating costs which may differ from those expected by Paladin.

(h) Project specific risk – Kayelekera

While the BFS for the Kayelekera Project has been delivered, and Paladin has committed to development, work is ongoing to optimise the plant layout and process with a view to reducing capital costs. Although the Paladin board regards the project as economically robust, until this process has been completed, there will remain some uncertainty as to the economics of the project. In addition, the project construction remains at an early stage, and there is a risk that the project will take longer than expected to develop, that capital and/or operating costs will be higher than expected or there will be other unexpected changes in variables upon which the decision to proceed to development was made.

(i) Uranium contracts

Paladin has entered into a number of take-or-pay contracts for offtake of U_3O_8 from Langer Heinrich with large and financially sound customers. These contracts provide Paladin with market prices subject to escalating floor and ceiling prices while allowing Paladin to benefit from some upside should the spot market for U_3O_8 out-perform the ceiling prices. Paladin faces a risk of non-performance on these contracts as well as potential penalties if its fails to meet its obligations in terms of product quality and/or timing of supply.

(j) Political stability

Paladin's activities are principally conducted in Southern Africa. In Southern Africa, Paladin's projects may be subject to the effect of political changes, war and civil conflict, changes in government policy, lack of law enforcement and labour unrest and the creation of new laws. These changes (which may include new or modified taxes or other government levies as well as other legislation) may impact on the profitability and viability of its properties.

In Australia, government policy from time to time may not be favourable to uranium mining and export. To the extent that the capital markets may have placed value on the possibility of a change in State Government policy towards uranium mining, this value may be reduced by events that lead the capital markets to believe these changes are less likely or will be slower to eventuate.

(k) Security of tenure

All tenements in which Paladin has interests are subject to renewal conditions or are yet to be granted, which will be at the discretion of the Federal Ministry and the relevant Ministries in Western Australia, South Australia, Northern Territory, Queensland, Namibia and Malawi. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on Paladin being successful in obtaining required statutory approvals for proposed activities. While Paladin anticipates that subsequent renewals will be given as and when sought, there is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith.

Certain of Paladin's tenements at Manyingee are subject to plaints lodged by third parties. These plaints are applications to the warden under the Mining Act 1978 (WA) for forfeiture of the tenements on the grounds of alleged non-compliance with the expenditure conditions applicable to the tenements. Although there is a risk that, if the plaints are successful, certain of Paladin's tenements at Manyingee may be forfeited, in the Paladin board's view these plaints are unlikely to be successful.

(l) Operating history

Although Paladin has the utmost confidence in its ability, it, like most Australian uranium companies, has no operating history and there can be no assurance of its ability to operate its projects profitably. While Paladin intends to generate working capital through operation of its proposed uranium mines, there is no assurance that Paladin will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.

(m) Logistics

Logistical risk relates to long supply lines, and lack of engineering and other support facilities close to Paladin's operating sites. In Africa, the transhipment of uranium concentrate through neighbouring countries for export could be subject to disruptions through political disputes and natural disasters.

(n) Uninsurable risks

Paladin may become subject to liability for accidents, pollution and other hazards against which it cannot insure or against which it may elect not to insure because of premium costs or for other reasons, or in amounts, which exceed policy limits.

(o) Dividend policy

Paladin has paid no dividends on its ordinary shares since its date of incorporation and Paladin does not anticipate paying dividends on its shares in the near future. Paladin anticipates that it will retain future earnings and other cash resources for the future operation and development of its business and Paladin does not intend to declare or pay any cash dividends in the near future. Payment of any future dividends will be at the discretion of Paladin's board of directors after taking into account many factors, including Paladin's operating results, financial condition and current and anticipated cash needs.

9.4 Risks relating to the Offer and the Merged Entity

(a) Issue of Paladin Shares as consideration

Summit shareholders are being offered consideration under the Offer that consists of a specified number of Paladin Shares, rather than a number of Paladin Shares with a specified market value. As a result, the value of the consideration will fluctuate depending upon the market value of the Paladin Shares. For example, Paladin's Share trading range on ASX in the 12 months prior to the Announcement Date has been from a high of A$10.75 to a low of A$3.29.

(b) Increased exposure to changes in State Government uranium mining policy

The Merged Entity will have a greater proportion of its uranium interests in Australia relative to Paladin on a stand-alone basis, although still a lower proportion relative to Summit on a stand-alone basis. As a result, Summit shareholders should expect that the trading prices of the Merged Entity's shares will be affected by changes in State Government uranium mining policy to a greater extent Paladin Shares than in the past. Current and anticipated law and policy in this area is discussed in greater detail in section 12.2.

(c) Potential unavailability of scrip for scrip rollover

The Offer is not subject to a minimum acceptance condition. This means that Summit shareholders who accept the Offer and receive Paladin Shares may, in some circumstances (particularly where Paladin does not acquire 80% of the Summit Shares under the Offer) have a CGT liability, but will not be able to claim scrip for scrip rollover relief. The Australian and New Zealand taxation implications of accepting the Offer are discussed in greater detail in sections 10 and 11 respectively.

10 Australian tax considerations

10.1 Introduction

The following is a general description of the Australian taxation consequences for Summit shareholders of the acceptance of the Offer.

The following description is based upon the Australian law and administrative practice in effect at the date of this Bidder's Statement, but it is general in nature and is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Summit shareholder.

This section does not constitute taxation advice and Summit shareholders should seek independent taxation advice in relation to their own particular circumstances.

Summit shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer.

The following summary is intended only for Australian resident Summit shareholders.

10.2 Australian resident shareholders

The Australian taxation consequences of the Offer will depend upon a number of factors, including:

- your tax residency status;
- whether you hold Your Summit Shares on capital account, revenue account or as trading stock; and
- whether scrip for scrip roll-over relief is available.

If you have any questions about the taxation aspects of holding or disposing Summit Shares then you should seek specific advice from a professional taxation adviser before making a decision whether or not to accept the Offer.

(a) Summit Shares held on capital account

If you hold Summit Shares as a passive investment with the intention of generating dividend income and long term capital growth, you may be considered to hold Your Summit Shares on capital account for taxation purposes.

Acceptance of the Offer will involve the disposal of Your Summit Shares by way of transfer to Paladin. This change in the ownership of the Summit Shares will constitute a CGT event for Australian capital gains tax purposes.

You will make a capital gain if the market value of the Paladin Shares received, calculated at the time the Offer is accepted, exceeds the cost base of the Summit Shares.

For CGT purposes, the cost base of the Summit Shares would generally include the amount paid to acquire those Summit Shares plus any incidental costs of acquisition (for example, brokerage fees and stamp duty).

You will make a capital loss if the capital proceeds received are less than the reduced cost base of the Summit Shares. A capital loss may be used to offset capital gains derived in the same or subsequent years of income. A capital loss cannot be offset against ordinary income.

If you are an individual, trust or complying superannuation fund that has held the Summit Shares for twelve months or longer at the time of your acceptance of the Offer, the capital gain derived will be a discount capital gain so that only half of the gain for an individual or trust, or two-thirds of the gain for a complying superannuation fund, is included in assessable income.

If you are a company or have not held the Summit Shares for at least 12 months at the date of acceptance of the Offer, then you are not eligible to claim a discount on the capital gain.

If you make a capital gain as a result of accepting this Offer and the other conditions of scrip for scrip rollover are satisfied (refer below), you may be eligible for tax relief upon the disposal of Your Summit Shares under the scrip for scrip rollover relief provisions.

Scrip for scrip rollover relief

Scrip for scrip rollover relief enables a shareholder to elect to disregard the capital gain they make from a share that is disposed of as part of a corporate takeover or merger if the shareholder receives in exchange a replacement share.

Scrip for scrip rollover will only be available if Paladin increases its shareholding in Summit to at least 80% under the Offer.

The effect of a shareholder choosing to claim rollover relief will be that the capital gain that would otherwise arise to the shareholder from the disposal of their Summit Shares will be disregarded.

If scrip for scrip rollover relief is elected, the cost base of the Paladin Shares that you receive is based upon the cost base of Your Summit Shares. You will be taken to have acquired the Paladin Shares at the time the Summit Shares were acquired for CGT purposes.

Scrip for scrip rollover is not available if you would realise a capital loss on acceptance of the Offer.

Where scrip for scrip rollover relief is not claimed or is not available in relation to the disposal of Summit Shares

Where scrip for scrip rollover relief is not claimed or is not available in relation to the disposal of the Summit Shares, you will make either a capital gain or capital loss equal to the difference between the cost base of Your Summit Shares and the market value of the Paladin Share you receive under the Offer.

(b) Summit Shares held on revenue account

If you acquired Your Summit Shares with the main purpose of reselling them at a profit (for example if you are a bank or insurance company) you may be considered to hold Your Summit Shares on revenue account for tax purposes.

Where this is the case, any gain or loss realised on disposal of Your Summit Shares will be assessable as ordinary income or claimed as a revenue deduction. The gain or loss will be calculated as the difference between the value of the consideration, being the Paladin Shares received on disposal, and the cost of acquiring the Summit Shares.

In these circumstances scrip for scrip rollover relief will not be available.

(c) Summit Shares held as Trading Stock

If you are engaged in the business of share trading, where you regularly buy and sell shares with a view to making profits in the ordinary course of carrying on a business of share trading, you may be holding Your Summit Shares as trading stock.

If you hold Your Summit Shares as trading stock, scrip for scrip rollover relief will not be available on acceptance of this Offer. The market value of the Paladin Share you receive from accepting this Offer will be included in your assessable income.

10.3 Taxation implications of holding Paladin Shares

As a consequence of accepting the Offer, shareholders will cease to be shareholders of Summit and will become shareholders of Paladin. Dividends received by Australian resident shareholders of Paladin would generally be required to be included in the assessable income of such shareholders.

(a) **Subsequent disposal of Paladin Shares held on revenue account**

A shareholder holding their Paladin Shares on revenue account will be required to treat any gain or loss arising on a subsequent disposal of their Paladin Shares as assessable or deductible, respectively.

(b) **CGT on subsequent disposal of Paladin Shares**

The subsequent disposal of Paladin Shares by Australian resident shareholders will generally result in Australian CGT implications.

These will differ depending upon whether or not scrip for scrip rollover relief was claimed in relation to the disposal of Summit Shares pursuant to the Offer.

Where scrip for scrip rollover relief is not claimed or is not available in relation to the disposal of Summit Shares

Where scrip for scrip rollover relief is not claimed or is not available in relation to the disposal of the Summit Shares, the cost base of each Paladin Share would include the market value of the Summit Shares disposed of under the Offer at the time of exchange.

If you are an individual, trust or complying superannuation fund that has held Paladin Shares for twelve months or longer at the time of the subsequent disposal, the capital gain derived will be a discount capital gain so that only half of the gain for an individual or trust, or two-thirds of the gain for a complying superannuation fund, is included in the shareholder's assessable income.

If you are a company or have held the Paladin Shares for less than 12 months, then you will not be eligible to claim the discount on the capital gain.

Where scrip for scrip rollover relief is claimed in relation to the disposal of Summit Shares

Where scrip for scrip rollover relief was claimed in relation to the disposal of Summit Shares, the cost base of the Paladin Shares is adopted from the original cost base of the Summit Shares disposed of under the Offer.

A shareholder will be taken to have acquired the Paladin Shares at the time the Summit Shares were acquired for CGT purposes. Consequently, shareholders will be entitled to add together the ownership periods for both the Summit and Paladin Shares to determine whether the 12 month ownership requirement is satisfied for the discount capital gain rules, or in applying indexation. If you have any questions about the financial or taxation aspects of holding or selling Paladin Shares, you should seek your own independent advice from a professional advisor before making a decision whether or not to accept the Offer.

10.4 Shareholders who are non-Australian resident

The following is a general statement of the Australian taxation outcomes for shareholders who are not Australian resident based on the law applicable at the date of this Bidder's Statement.

If you are a non-Australian resident shareholder you should seek taxation advice from an independent professional adviser regarding the taxation consequences in Australia and in your country of residence of accepting the Offer.

Disposal of Summit Shares held on capital account

Generally, if you are non-Australian resident shareholder and hold Your Summit Shares on capital account you will not be subject to CGT on the disposal of Your Summit Shares unless:

- you (and your associates) owned at least 10% of Summit either at the time you sold Your Summit Shares or for at least 12 months during the 24 months before you sold Your Summit Shares; and
- 50% or more of the value of Summit is represented by real property in Australia.

Your Summit Shares will also be taxable if you used Your Summit Shares in carrying on a business through a permanent establishment in Australia.

At the date of this Bidder's Statement, there are no non-Australian resident shareholders who own 10% or more of the issued capital in Summit.

Disposal of Summit Shares on revenue account

If you are a non-resident of Australia and hold Your Summit Shares on revenue account or as trading stock, you may be assessed in Australia on any gain or profit on the disposal of these shares. The taxation consequences will depend upon the provisions of any relevant tax treaty between your country of residence and Australia.

10.5 Foreign Shareholders

If you are a Foreign Shareholder and accept this Offer you will not be entitled to receive Paladin Shares in exchange for Your Summit Shares. As set out in sections 12.5 and 13.7 of this Bidder's Statement, the nominee will arrange for the Paladin Shares that are exchanged for Your Summit Shares to be sold. You will receive the proceeds of sale (less brokerage and sale expenses) of the Paladin Shares calculated in accordance with the formula in section 13.7.

The taxation consequences of receiving cash instead of Paladin Shares will generally be the same as if you received the Paladin Shares directly and immediately sold them.

10.6 Goods and services tax

Holders of Summit Shares should not be liable to GST in respect of a disposal of those shares.

11 New Zealand tax considerations

11.1 Introduction

The following is a general description of the New Zealand taxation consequences for Summit shareholders of the acceptance of the Offer.

The following description is based upon the New Zealand law and administrative practice in effect at the date of this Bidder's Statement, but it is general in nature and is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Summit shareholder.

This section does not constitute taxation advice and Summit shareholders should seek independent taxation advice in relation to their own particular circumstances.

Summit shareholders who are not resident in New Zealand for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under New Zealand law, of acceptance of the Offer.

The following summary is intended only for New Zealand resident Summit shareholders.

11.2 New Zealand resident shareholders

The New Zealand taxation consequences of the Offer for a Summit shareholder who is resident in New Zealand will depend upon whether you hold Your Summit Shares on capital account or on revenue account.

If you have any questions about the taxation aspects of holding or disposing Summit Shares then you should seek specific advice from a professional taxation adviser before making a decision whether or not to accept the Offer.

(a) Summit Shares held on capital account

If you do not deal or trade in share investments, do not carry on a business of buying and selling investments, did not acquire Your Summit Shares with the dominant purpose of disposal and do not sell Your Summit Shares as part of a profit making undertaking or scheme, you may be considered to hold Your Summit Shares on capital account for taxation purposes. Accordingly, your acceptance of the Offer will result in your either deriving a capital gain that is not assessable for New Zealand income tax purposes or incurring a capital loss that is not deductible for New Zealand income tax purposes.

(b) Summit Shares held on revenue account

If you deal or trade in share investments, carry on a business of buying and selling investments, acquired Your Summit Shares with the dominant purpose of disposal, or sell Your Summit Shares as part of a profit making undertaking or scheme, you may be considered to hold Your Summit Shares on revenue account for taxation purposes. Accordingly, your acceptance of the Offer will result in your either deriving a gain that is assessable for New Zealand income tax purposes or incurring a loss that might be deductible for New Zealand income tax purposes.

11.3 Taxation implications of holding Paladin Shares

As a consequence of accepting the Offer, assuming the Offer becomes or is declared unconditional, shareholders will cease to be shareholders of Summit and will become shareholders of Paladin.

(a) Dividends

Dividends received by New Zealand resident shareholders of Paladin would generally be required to be included in the assessable income of such shareholders. If any Australian withholding taxes are deducted, the recipient shareholder may be able to claim a foreign tax credit. No credit will be able to be claimed in respect of Australian franking credits (if any) attached to the dividends.

(b) Foreign Investment Fund Rules

The Paladin Shares are not subject to the current Foreign Investment Fund (FIF Rules) because the shares are in a company resident in Australia. The Paladin Shares will not be subject to the new FIF Rules that come into force on 1 April 2007 (as a result of the enactment of the Taxation (Savings Investment and Miscellaneous Provisions) Act 2006) because Paladin is a company resident in Australia (and is not treated as resident in any other country), its shares are included in an index that is an approved index under the ASX Market Rules (made under Chapter 7 of the Corporations Act 2001 (Aust)), is not an entity referred to in Schedule 4 of the Income Tax Act 2004 (NZ), and is required by Australian tax law to maintain a franking account.

(c) Subsequent disposal of Paladin Shares

A shareholder holding their Paladin Shares on revenue account will be required to treat any gain or loss arising on a subsequent disposal of their Paladin Shares as assessable or deductible, respectively, for New Zealand income tax purposes.

A shareholder holding their Paladin Shares on capital account will not be assessable on any gain arising on a subsequent disposal of their Paladin Shares, or will not be able to deduct any loss arising, for New Zealand income tax purposes.

11.4 New Zealand goods and services tax

Holders of Summit Shares will not be liable to any New Zealand Goods and Services Tax in respect of a disposal of those shares.

12 Other material information

12.1 Foreign Investment Review Board approval

Paladin is a foreign person under the Foreign Acquisitions and Takeovers Act 1975 (Cth) **(FATA)** as a result of persons not ordinarily resident in Australia and foreign corporations holding an aggregate controlling interest (40%) in Paladin.

Accordingly, the potential acquisition by Paladin of more than 15% of the Summit Shares under the Offer required notification to the Foreign Investment Review Board **(FIRB)** under the FATA. Notification to FIRB was given on 12 January 2007 and on 12 February 2007 the Commonwealth Treasurer informed Paladin that there was no objection to that acquisition in terms of the Commonwealth Government's foreign investment policy.

12.2 State Government uranium mining policy

In 1996, the newly elected Commonwealth Liberal-National Coalition Government abolished the so-called "no new mines" policy of the outgoing Australian Labor Party, which employed Commonwealth powers over export licences to limit uranium mining to the two then-existing mines (Ranger in the Northern Territory and Olympic Dam in South Australia). The Labor Party's firm opposition to increased uranium mining had halted the development of several new uranium mines during the period 1983 to 1996.

Generally speaking, the power to grant exploration and mining licences in Australia, including those relating to radioactive ores and concentrates (which include uranium) is exercised by the relevant State Government under state mining legislation. However, the Commonwealth Government has legal control of uranium mining in the Northern Territory, while delegating aspects of its day to day administration to the Northern Territory Government.

The current Commonwealth Government has sought to develop and expand Australia's uranium industry by allowing mining and export of uranium, subject to strict provisions to safeguard the environment and prevent the uranium from being used for weapons development. It recently commissioned a comprehensive review of uranium mining, value-added processing and the longer term contribution of nuclear energy in Australia. The final report, known as the Review of Uranium Mining Processing and Nuclear Energy in Australia **(the Switkowski Report)**, was released in early January 2007.

The Switkowski Report concludes generally that nuclear power is a mature, safe and clean means of generating baseload electricity and that nuclear power is a practical option that Australia would need to seriously consider to meet the growing demand for energy and to reduce greenhouse gas emissions. On the issue of uranium mining, the Switkowski Report concludes that Australia has the capacity to expand its production and exports of uranium and global growth in uranium provides a timely opportunity for Australia. However, the Switkowski Report also identifies a number of barriers to uranium mining that currently exist, including overlapping Commonwealth and State regulations, high capital costs, sensitivity to delays and uncertainty in obtaining approvals, restrictive policies in relation to land access and transport, and a shortage in skills and radiation safety professionals.

In conformity with Australian Labour Party national policy, the governments of Western Australia and Queensland currently have a policy stance against the development of uranium mines. The South Australian Government officially does not permit the development of new mines (although recently the Honeymoon mine was approved, which will increase the number of operating uranium mines in South Australia to three).

The Australian Labor Party's position on uranium mining is likely to be on the agenda at its 2007 National Conference, which is scheduled to be held in April 2007. The recently-elected leader of the Federal Labor Opposition, Mr Kevin Rudd, has indicated that although Labor is opposed to the construction of nuclear reactors in Australia, he will seek support for a change in the "no new mines" uranium policy at that time. However, even if this policy is changed at a national level, it will be up to individual states (all of which are governed by Labor) and territories to implement the new policy, should they chose to do so, in their jurisdictions.

In this regard, Mr Rudd has stated that a Labor Commonwealth Government would not seek to employ Commonwealth powers to force individual states to permit uranium mining, because land management is a matter of state jurisdiction. Nonetheless, and despite the fact that the Queensland Government presently does not permit uranium mining, the Queensland Premier, Mr Peter Beattie, has indicated that he intends that the Queensland Government abide by whatever decision comes out of the Labor Party National Conference.

12.3 Supreme Court Action

(a) Overview

In the Supreme Court Action, Summit Resources (Aust) alleges that there has been a material breach of the Mt Isa Agreement.

The original parties to the Mt Isa Agreement were Resolute Limited and Summit Resources (Aust). In December 2005, Resolute Limited assigned its interest in the Mt Isa Agreement to a related entity, namely Mt Isa, a wholly owned subsidiary of Valhalla in which, at that time, Resolute Limited's holding company, Resolute, held 83.3% of the issued shares.

Valhalla issued a prospectus on 7 November 2005 in connection with an initial public offering of shares and isting on ASX.

Under the Mt Isa Agreement, if there has been a material breach, and the breach has not been remedied within the period specified by a default notice, then the non-defaulting party (ie in this case, alleged to be Summit Resources (Aust)) has the option of acquiring the joint venture interest of the defaulting party (ie in this case, alleged to be Mt Isa) at 85% of the market value of that joint venture interest, as assessed by an independent expert.

Summit Resources (Aust) has issued the relevant default notice and has sought a declaration in the Supreme Court Action that it is entitled to acquire Mt Isa's joint venture interest at 85% of market value.

(b) Allegations

The material breaches alleged by Summit Resources (Aust) in its statement of claim are, in general terms:

- that Resolute and/or Mt Isa disclosed to Valhalla, which Valhalla in turn disclosed, in its prospectus:
  (1) certain terms of the Mt Isa Agreement; and/or
  (2) certain technical information in relation to the joint venture

(Confidential Information) in breach of the confidentiality obligations under the Mt Isa Agreement;

- that Mt Isa and/or Resolute Limited disclosed the Confidential Information to Paladin in order to facilitate Paladin's takeover of Valhalla (and thereby Paladin taking control of Mt Isa's 50% interest in the Mt Isa JV); and
- that Mt Isa disclosed the Confidential Information (or possibly, only the terms of the Mt Isa Agreement) to advisors to Paladin, as part of its takeover of Valhalla.

(c) Defences

In their defences, Mt Isa and Resolute Limited assert that (among other things):

(1) the technical information which it is alleged has been disclosed in breach of the Mt Isa Agreement was, in fact, already in the public domain because it had been disclosed by Summit, and therefore no confidentiality attached to it;

(2) the relevant terms of the Mt Isa Agreement are not, as a matter of law, confidential information;

(3) even if the relevant terms of the Mt Isa Agreement are confidential, those terms were in the public domain by reason of disclosure by Valhalla pursuant to certain 'carve outs' from the confidentiality obligations under the Mt Isa Agreement, namely:

(A) the disclosure of the terms of the Mt Isa Agreement by Resolute Limited and/or Mt Isa to Valhalla was permissible because Valhalla was a 'Related Party' of Resolute Limited;

(B) the disclosure by Valhalla in its prospectus was permissible because Valhalla was obliged, at law, to disclose such information; and

(C) the Confidential Information disclosed to Paladin (and to its advisors) was either:

- already in the public domain, by reason of the disclosures referred to above; or
- only disclosed to Paladin after, and as a consequence of, Paladin (and its advisors) entering into a confidentiality agreement, on the basis that Paladin was a bona fide potential assignee of the joint venture interest (which is also a 'carve out' from the confidentiality obligations under the Mt Isa Agreement); and/or
- only disclosed to Paladin's advisors after such disclosure had been directed by Mt Isa and the advisors entered into a confidentiality agreement; and

(4) in any event, Mt Isa has remedied any default by the conditional tender of adequate compensation for any loss suffered by Summit Resources (Aust).

(d) Counterclaim

By way of counterclaim, Mt Isa and Resolute Limited allege that, in fact, Summit Resources (Aust) breached the Mt Isa Agreement by revealing the technical information referred to in section 12.3(b) in breach of the terms of the Mt Isa Agreement.

As a consequence, a declaration is sought that, in such circumstances, Mt Isa is entitled to acquire the joint venture interest of Summit Resources (Aust) at 85% of market value.

(e) Indemnity

Paladin has entered into a deed of indemnity with Resolute pursuant to which Resolute indemnified Paladin against any loss suffered by Paladin (or Mt Isa or Valhalla) as a consequence of, amongst other things, the Supreme Court Action. The loss is deemed to include an amount determined in accordance with a formula based upon the value (as agreed between Paladin and Resolute) provided under Paladin's takeover bid for Valhalla which is attributable to Mt Isa's JV interest.

The indemnity is subject to a cap of $75 million or $50 million, depending on the determined value of Mt Isa joint venture interest.

By reason of the existence of the indemnity, Resolute has primary conduct of the defence of the Supreme Court Action and the pursuit of the counterclaim for both Resolute and Mt Isa.

(f) Status, timing, prospects and implications

The Supreme Court Action is included in the Commercial and Managed Cases List of the Supreme Court of Western Australia. The parties have filed their pleadings and discovery lists and are currently undertaking inspection of discovered documents. Based on the information available as at the date of this Bidder's Statement, Paladin believes it is likely that the matter will not proceed to trial and that judgment will not be delivered for several months.

Paladin has received legal advice in relation to the merits of the Supreme Court Action. Based on the information available to it as at the date of this Bidder's Statement, including the pleadings, particulars filed and the limited evidence currently available to Paladin, Paladin considers, contrary to the opinion publicly expressed by Summit in its letter to Summit shareholders dated 25 September 2006, that Mt Isa and Resolute are likely to succeed in their defence of the claim by Summit Resources (Aust). Further, in the event that it is determined that the information disclosed by Summit and referred to at section 12.3(c)(1) above is confidential information for the purposes of the Mt Isa Agreement, Paladin considers that there is some prospect that Mt Isa and Resolute will succeed in the counterclaim referred to above.

It should be noted that even if Paladin suffers loss as a result of the Supreme Court Action, it will have rights to indemnification under the deed of indemnity referred to above (subject to the terms and limitations of that deed).

Summit shareholders should note that it is difficult to predict the course, duration or ultimate outcome of litigation, with any certainty. These issues depend on numerous related factors including the availability, admissibility and reliability of evidence, the resolution of uncertain legal arguments and the manner of exercise of discretions by the Court. As a consequence, it is difficult to give certain predictions, in advance, particularly when, as is presently the case, the proceedings are substantially incomplete. Summit shareholders are therefore cautioned not to place undue reliance upon the above stated expectations regarding the Supreme Court Action.

Further details of the Supreme Court Action may also be provided in Summit's Target's Statement.

12.4 Date for determining holders of Summit Shares

For the purposes of section 633 of the Corporations Act, the date for determining the people to whom information is to be sent under items 6 and 12 of section 633(1) is the Register Date.

12.5 Foreign Shareholders

Summit shareholders who are Foreign Shareholders will not be entitled to receive Paladin Shares as consideration for their Summit Shares pursuant to the Offer.

A Summit shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of Summit is in a jurisdiction other than Australia or its external territories or New Zealand. However, such a person will not be a Foreign Shareholder if Paladin is satisfied that it is not legally or practically constrained from making the Offer to a Summit shareholder in the relevant jurisdiction and to issue Paladin Shares to such a shareholder on acceptance of the Offer, and that it is lawful for the shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else in this Bidder's Statement, Paladin is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The Paladin Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC, who will sell these shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Shareholders. See section 13.7 for further details.

12.6 Compulsory acquisition of later-issued Summit Shares

If Paladin and its associates have relevant interests in at least 90% of the Summit Shares during, or at the end of the Offer Period, Paladin will (if it and its associates have a relevant interest in more than 90% of Summit Shares at the time) give a notice of compulsory acquisition to all holders of outstanding Summit Shares, even if the Summit Shares to which those notices relate are issued:

- after the Offer closes but before the notices are given (pursuant to section 661A(4)(b) of the Corporations Act); or
- on exercise of Summit Options, up to 6 weeks after the notices are given (pursuant to section 661A(4)(c) of the Corporations Act).

12.7 Social security and superannuation implications of Offer

Acceptance of the Offer may have implications under your superannuation arrangements or on your social security entitlements. If in any doubt, you should seek specialist advice.

12.8 Broker handling fee

Paladin is offering to pay a commission to brokers who solicit acceptances of the Offer from their clients

Commission payments will be paid only in respect of parcels of Summit Shares held by retail shareholders who accept the Offer. A retail shareholder for these purposes is one who is not a broker or an associate of a broker and held less than 20,000 Summit Shares at the Announcement Date.

Commission payments will not exceed 0.5% of the value of the consideration payable for parcels of Summit Shares held by retail shareholders who accept the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $500) for each acceptance.

Commission will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on or paid to Summit shareholders.

Paladin reserves its right to aggregate any acceptances in determining the handling fees payable to any broker if it reasonably believes a party has structured holdings to take advantage of the broker handling fee.

It is Paladin's intention that the commission arrangement will remain in place for the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

12.9 Proposed demerger by Summit of Pacific Mines

As noted above, Summit has announced an intention to demerge Pacific Mines through the distribution of Pacific Mines shares to existing Summit shareholders.

If you accept the Offer and Paladin becomes the registered holder of Your Summit Shares before the record date (if any) for entitlement to participate in the distribution of Pacific Mines shares pursuant to Summit's proposed demerger of Pacific Mines, then Paladin will be entitled to receive any distribution of Pacific Mines shares in respect of Your Summit Shares.

If you accept the Offer but the record date for Summit's proposed demerger of Pacific Mines occurs before Paladin becomes the registered holder of Your Summit Shares, you *will still be entitled* to receive any distribution of Pacific Mines shares in respect of Your Summit Shares and the number of Paladin Shares issued to you will not be decreased.

12.10 Consents

Azure Capital Pty Ltd has given, and not withdrawn prior to the lodgement of this Bidder's Statement with ASIC, its written consent to be named in this Bidder's Statement as Paladin's financial adviser in the form and context it is so named. Azure Capital takes no responsibility for any part of this Bidder's Statement other than any reference to its name.

Freehills has given, and not withdrawn prior to the lodgement of this Bidder's Statement with ASIC, its written consent to be named in this Bidder's Statement as Paladin's Australian legal advisers in the form and context it is so named. Freehills takes no responsibility for any part of this Bidder's Statement other than any reference to its name.

Computershare Investor Services Pty Limited has given and, as at the date hereof, has not withdrawn, its written consent to be named in this Bidder's Statement as Share Registrar in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Bidder's Statement other than being named as Share Registrar to Paladin. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Bidder's Statement.

This Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder's Statement. If you would like to receive a copy of any of those documents, or the relevant parts of the documents containing the statements, (free of charge), during the bid period, please contact Computershare Investor Services Pty Limited on (+61 8) 9323 2000. For legal reasons, calls to this number will be recorded.

In addition, as permitted by ASIC Class Order 03/635, this Bidder's Statement may include or be accompanied by certain statements:

- fairly representing a statement by an official person; or
- from a public official document or a published book, journal or comparable publication.

12.11 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of Paladin;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of Paladin; or
- underwriter to the issue of Paladin Shares or financial services licensee named in this Bidder's Statement as being involved in the issue of Paladin Shares,

(together, the **Interested Persons**) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of Paladin;
- property acquired or proposed to be acquired by Paladin in connection with its formation or promotion, or the offer of Paladin Shares under the Offer; or
- the offer of Paladin Shares.

12.12 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of Paladin to induce them to become, or to qualify as, a director of Paladin;

- for services provided by an Interested Person in connection with the formation or promotion of Paladin or the offer of Paladin Shares under the Offer.

The fees paid in connection with the preparation and distribution of this Bidder's Statement and for services provided in connection with the Offer, including legal, taxation and financial advisers and registry fees, are expected to total between approximately US$982,000 and US$3,552,000, depending on the level of acceptance of the Offer (see section 8.4 for further information).

12.13 Disclosure of interests of directors

(a) Interests in Paladin Shares

As at the date of this Bidder's Statement, the directors of Paladin had the following relevant interests in Paladin Shares:

Director	Number
Rick Crabb	8,964,746
John Borshoff	18,091,394
Sean Llewelyn	nil
George Pirie	nil
Ian Noble	16,000

(b) Interests in Paladin options

As at the date of this Bidder's Statement, the directors of Paladin had the following relevant interests in Paladin options:

Director	Exercise Price	Number
Rick Crabb	$1.00	3,250,000
John Borshoff	$1.00	3,750,000
	$8.77	1,500,000
Sean Llewelyn	nil	nil
George Pirie	nil	nil
Ian Noble	nil	nil

(c) Interests in Summit Shares

As at the date of this Bidder's Statement, the directors of Paladin had no relevant interests in Summit Shares.

(d) Indemnity and insurance

The constitution of Paladin permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each officer and auditor of the company and all past and present executive officers or auditors.

The constitution of Paladin also provides for the grant of an indemnity (subject to the Corporations Act) in favour of every person who from time to time is or has been an employee of the company.

Paladin has entered into deeds of indemnity and access with all of the current directors. This indemnity is against liability to third parties by such officers unless the liability arises out of conduct involving a lack of good faith. The indemnity also covers costs or expenses incurred by an officer in unsuccessfully defending proceedings relating to that person's position.

Paladin maintains an insurance policy in respect of certain present and future officers against certain liability incurred in that capacity. Disclosure of the total amount of any premium paid and the nature of the liabilities in respect of such insurance is prohibited by the contract of insurance.

12.14 Expiry date

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

12.15 Other material information

Except as disclosed elsewhere in this Bidder's Statement, there is no other information that is:

- material to the making of a decision by a Summit shareholder whether or not to accept the Offer; and
- known to Paladin,

which has not previously been disclosed to Summit shareholders.

13 The terms and conditions of the Offer

13.1 Offer

(a) Paladin offers to acquire all of Your Summit Shares on and subject to the terms and conditions set out in section 13 of this Bidder's Statement.

(b) The consideration under the Offer is one Paladin Share for every 2.04 of Your Summit Shares. If, after aggregating all holdings of Your Summit Shares, you become entitled to a fraction of a Paladin Share that fraction will be rounded down.

(c) If at the time this Offer is made to you, you are a Foreign Shareholder, you will not receive Paladin Shares. Instead, you are offered and will receive a cash amount determined in accordance with section 13.7 of this Bidder's Statement.

(d) The Paladin Shares to be issued are ordinary shares in Paladin and will be credited as fully paid and have the rights summarised in section 3.3.

(e) By accepting this Offer, you undertake to transfer to Paladin not only the Summit Shares to which the Offer relates, but also all Rights attached to those Summit Shares (see section 13.5(c)(6) and section 13.6(c)).

(f) This Offer is being made to each person registered as the holder of Summit Shares in the register of Summit shareholders at open of business (Perth, Western Australia time) on the Register Date. It also extends to:

(1) the holder from time to time of any Summit Shares issued on exercise of Options during the Offer Period; and

(2) any person who becomes registered, or entitled to be registered, as the holder of Your Summit Shares during the Offer Period.

(g) If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of Your Summit Shares, then:

(1) a corresponding offer on the same terms and conditions as this Offer will be deemed to have been made to that other person in respect of those Summit Shares; and

(2) a corresponding offer on the same terms and conditions as this Offer will be deemed to have been made to you in respect of any other Summit Shares you hold to which the Offer relates; and

(3) this Offer will be deemed to have been withdrawn immediately at that time.

(h) If at any time during the Offer Period you are registered or entitled to be registered as the holder of one or more parcels of Summit Shares as trustee or nominee for, or otherwise on account of, another person, you may accept as if a separate Offer on the same terms and conditions as this Offer had been made in relation to each of those parcels and any parcel you hold in your own right. To validly accept the Offer for each parcel, you must comply with the procedure in section 653B(3) of the Corporations Act. If, for the purposes of complying with that procedure, you require additional copies of this Bidder's Statement and/or the Acceptance Form, please call Computershare Investor Services Pty Limited on (+61 8) 9323 2000 to request those additional copies.

(i) If Your Summit Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

(j) The Offer is dated 15 March 2007.

13.2 Offer Period

(a) Unless withdrawn, the Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 5.00pm (Perth, Western Australia time) on the later of:

(1) 16 April 2007; or

(2) any date to which the Offer Period is extended.

(b) Paladin reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Corporations Act.

(c) If, within the last 7 days of the Offer Period, either of the following events occurs:

(1) the Offer is varied to improve the consideration offered; or

(2) Paladin's voting power in Summit increases to more than 50%,

then the Offer Period will be automatically extended so that it ends 14 days after the relevant event in accordance with section 624(2) of the Corporations Act.

13.3 How to accept this Offer

(a) General

(1) Subject to section 13.1(g) and section 13.1(h), you may accept this Offer only for all of Your Summit Shares.

(2) You may accept this Offer at any time during the Offer Period.

(b) Summit Shares held in your name on Summit's issuer sponsored subregister

To accept this Offer for Summit Shares held in your name on Summit's issuer sponsored sub-register (in which case your Securityholder Reference Number will commence with 'I'), you must:

(1) complete and sign the Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2) ensure that the Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received before the end of the Offer Period, at one of the addresses shown on the Acceptance Form.

(c) Summit Shares held in your name in a CHESS Holding

(1) If Your Summit Shares are held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with 'X') and you are not a Participant, you should instruct your broker or Controlling Participant (this is normally the stockbroker either through whom you bought Your Summit Shares or through whom you ordinarily acquire shares on the ASX) to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(2) If Your Summit Shares are held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with 'X') and you are a Participant, you should initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(3) Alternatively, to accept this Offer for Summit Shares held in your name in a CHESS Holding (in which case your Holder Identification Number will commence with 'X'), you may sign and complete the Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form and ensure that it (including any documents required by the terms of this Offer and the instructions on

the Acceptance Form) is received before the end of the Offer Period, at one of the addresses shown on the Acceptance Form.

(d) Summit Shares of which you are entitled to be registered as holder

To accept this Offer for Summit Shares which are not held in your name, but of which you are entitled to be registered as holder, you must:

(1) complete and sign the Acceptance Form in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2) ensure that the Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received before the end of the Offer Period, at one of the addresses shown on the Acceptance Form.

(e) Acceptance Form and other documents

(1) The Acceptance Form forms part of the Offer.

(2) If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by post, for your acceptance to be valid you must ensure that they are posted or delivered in sufficient time for them to be received by Paladin at one of the addresses shown on the Acceptance Form before the end of the Offer Period.

(3) If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are entitled until your original Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received at one of the addresses shown on the Acceptance Form.

(4) When using the Acceptance Form to accept this Offer in respect of Summit Shares in a CHESS Holding, you must ensure that the Acceptance Form (and any documents required by the terms of this Offer and the instruction on the Acceptance Form) are received by Paladin in time for Paladin to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

(5) The postage and transmission of the Acceptance Form and other documents is at your own risk.

13.4 Validity of acceptances

(a) Subject to this section 13.4, your acceptance of the Offer will not be valid unless it is made in accordance with the procedures set out in section 13.3.

(b) Paladin will determine, in its sole discretion, all questions as to the form of documents, eligibility to accept the Offer and time of receipt of an acceptance of the Offer. Paladin is not required to communicate with you prior to making this determination. The determination of Paladin will be final and binding on all parties.

(c) Notwithstanding sections 13.3(b), 13.3(c), 13.3(d) and 13.3(e), Paladin may, in its sole discretion, at any time and without further communication to you, deem any Acceptance Form it receives to be a valid acceptance in respect of Your Summit Shares, even if a requirement for acceptance has not been complied with but the payment of the consideration in accordance with the Offer may be delayed until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Paladin.

(d) Where you have satisfied the requirements for acceptance in respect of only some of Your Summit Shares, Paladin may, in its sole discretion, regard the Offer to be accepted in respect of those of Your Summit Shares but not the remainder.

(e) Paladin will provide the consideration to you in accordance with section 13.6, in respect of any part of an acceptance determined by Paladin to be valid.

13.5 The effect of acceptance

(a) Once you have accepted the Offer, you will be unable to revoke your acceptance, the contract resulting from your acceptance will be binding on you and you will be unable to withdraw Your Summit Shares from the Offer or otherwise dispose of Your Summit Shares, except as follows:

(1) if, by the relevant times specified in section 13.5(b), the conditions in section 13.8 have not all been fulfilled or freed, this Offer will automatically terminate and Your Summit Shares will be returned to you; or

(2) if the Offer Period is extended for more than one month and, at the time, this Offer is subject to one or more of the conditions in section 13.8, you may be able to withdraw your acceptance and Your Summit Shares in accordance with section 650E of the Corporations Act. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purposes of section 13.5(a)(1) are:

(1) in relation to the condition in section 13.8(c), the end of the third Business Day after the end of the Offer Period; and

(2) in relation to all other conditions in section 13.8, the end of the Offer Period.

(c) By signing and returning the Acceptance Form, or otherwise accepting this Offer pursuant to section 13.3, you will be deemed to have:

(1) accepted this Offer (and any variation of it) in respect of, and, subject to all of the conditions to this Offer in section 13.8 being fulfilled or freed, agreed to transfer to Paladin, Your Summit Shares (even if the number of Summit Shares specified on the Acceptance Form differs from the number of Your Summit Shares), subject to section 13.1(g) and section 13.1(h);

(2) represented and warranted to Paladin, as a fundamental condition going to the root of the contract resulting from your acceptance, that at the time of acceptance, and the time the transfer of Your Summit Shares (including any Rights) to Paladin is registered, that all Your Summit Shares are and will be free from all mortgages, charges, liens, encumbrances and adverse interests of any nature (whether legal or otherwise) and free from restrictions on transfer of any nature (whether legal or otherwise), that you have full power and capacity to accept this Offer and to sell and transfer the legal and beneficial ownership in Your Summit Shares (including any Rights) to Paladin, and that you have paid to Summit all amounts which at the time of acceptance have fallen due for payment to Summit in respect of Your Summit Shares;

(3) irrevocably authorised Paladin (and any director, secretary or nominee of Paladin) to alter the Acceptance Form on your behalf by inserting correct details of Your Summit Shares, filling in any blanks remaining on the form and rectifying any errors or omissions as may be considered necessary by Paladin to make it an effective acceptance of this Offer or to enable registration of Your Summit Shares in the name of Paladin;

(4) if you signed the Acceptance Form in respect of Summit Shares which are held in a CHESS Holding, irrevocably authorised Paladin (or any director, secretary or agent of Paladin) to instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your Summit Shares in accordance with Rule 14.14 of the ASTC Settlement Rules;

(5) if you signed the Acceptance Form in respect of Summit Shares which are held in a CHESS Holding, irrevocably authorised Paladin (or any director, secretary or agent of Paladin) to give any other instructions in relation to Your Summit Shares to your Controlling Participant, as determined by Paladin acting in its own interests as a beneficial owner and intended registered holder of those Summit Shares;

(6) irrevocably authorised and directed Summit to pay to Paladin, or to account to Paladin for, all Rights in respect of Your Summit Shares, subject, if this Offer is withdrawn, to Paladin accounting to you for any such Rights received by Paladin;

(7) irrevocably authorised Paladin to notify Summit on your behalf that your place of address for the purpose of serving notices upon you in respect of Your Summit Shares is the address specified by Paladin in the notification;

(8) with effect from the date on which all the conditions to this Offer in section 13.8 have been fulfilled or freed, to have irrevocably appointed Paladin (and any director, secretary or nominee of Paladin) severally from time to time as your true and lawful attorney to exercise all your powers and Rights in relation to Your Summit Shares, including (without limitation) powers and Rights to requisition, convene, attend and vote in person, by proxy or by body corporate representative, at all general meetings of Summit and to request Summit to register, in the name of Paladin or its nominee, Your Summit Shares, as appropriate, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable);

(9) with effect from the date on which all the conditions to this Offer in section 13.8 have been fulfilled or freed, to have agreed not to attend or vote in person, by proxy or by body corporate representative at any general meeting of Summit or to exercise or purport to exercise any of the powers and Rights conferred on Paladin (and its directors, secretaries and nominees) in section 13.5(c)(8);

(10) agreed that in exercising the powers and Rights conferred by the powers of attorney granted under section 13.5(c)(8), the attorney will be entitled to act in the interests of Paladin as the beneficial owner and intended registered holder of Your Summit Shares;

(11) agreed to do all such acts, matters and things that Paladin may require to give effect to the matters the subject of this section 13.5(c) (including the execution of a written form of proxy to the same effect as this section 13.5(c) which complies in all respects with the requirements of the constitution of Summit) if requested by Paladin;

(12) agreed to indemnify Paladin in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or Securityholder Reference Number or in consequence of the transfer of Your Summit Shares to Paladin being registered by Summit without production of your Holder Identification Number or your Securityholder Reference Number for Your Summit Shares;

(13) represented and warranted to Paladin that, unless you have notified it in accordance with section 13.1(h), Your Summit Shares do not consist of separate parcels of Summit Shares;

(14) irrevocably authorised Paladin (and any nominee) to transmit a message in accordance with Rule 14.17 of the ASTC Settlement Rules to transfer Your Summit Shares to Paladin's Takeover Transferee Holding, regardless of whether it has paid the consideration due to you under this Offer;

(15) agreed, subject to the conditions of this Offer in section 13.8 being fulfilled or freed, to execute all such documents, transfers and assurances, and do all such acts, matters and things that Paladin may consider necessary or desirable to convey Your Summit Shares registered in your name and Rights to Paladin; and

(16) agreed to accept the Paladin Shares to which you have become entitled by acceptance of this Offer subject to the constitution of Paladin and have authorised Paladin to place your name on its register of shareholders in respect of those Paladin Shares.

(d) The undertakings and authorities referred to in section 13.5(c) will remain in force after you receive the consideration for Your Summit Shares and after Paladin becomes registered as the holder of Your Summit Shares.

13.6 Payment of consideration

(a) Subject to sections 13.4(b), 13.6 and 13.7 and the Corporations Act, Paladin will provide the consideration due to you for Your Summit Shares on or before 7 days after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within 7 days after this Offer becomes unconditional.

(b) Where the Acceptance Form requires an additional document to be delivered with your Acceptance Form (such as a power of attorney):

(1) if that document is given with your Acceptance Form, Paladin will provide the consideration in accordance with section 13.6(a);

(2) if that document is given after your Acceptance Form and before the end of the Offer Period while this Offer is subject to a defeating condition, Paladin will provide the consideration due to you on or before 7 days after this Offer becomes unconditional;

(3) if that document is given after your Acceptance Form and before the end of the Offer Period while this Offer is not subject to a defeating condition, Paladin will provide the consideration due to you on or before 7 days after that document is given;

(4) if that document is given after the end of the Offer Period, and the Offer is not subject to a defeating condition, Paladin will provide the consideration within 7 days after that document is delivered. However, if at the time the document is given, the Offer is still subject to a defeating condition that relates only to the happening of an event or circumstance referred to in section 652C(1) or (2) of the Corporations Act, Paladin will provide the consideration due to you within 7 days after the Offer becomes unconditional.

(c) If you accept this Offer, Paladin is entitled to all Rights in respect of Your Summit Shares. Paladin may require you to provide all documents necessary to vest title to those Rights in Paladin, or otherwise to give it the benefit or value of those Rights. If you do not give those documents to Paladin, or if you have received the benefit of those Rights, Paladin will deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Paladin) of those Rights, together with the value (as reasonably assessed by Paladin) of the franking credits, if any, attached to the Rights. Any such deduction will be made from any Paladin Shares otherwise due to you on the basis that one Paladin Share is worth $10.30.

(d) If you have accepted the Offer and you are a Foreign Shareholder, you will receive your share of the proceeds from the sale of the Paladin Shares in accordance with section 13.7.

(e) Payment of any cash amount to which you are entitled under the Offer will be made by cheque in Australian currency. Cheques will be posted to you at your risk by ordinary mail (or in the case of overseas shareholders, by airmail) to the address as shown on your Acceptance Form.

(f) The obligation of Paladin to issue and allot any Paladin Shares to which you are entitled will be satisfied by Paladin:

(1) entering your name on the register of members of Paladin; and

(2) dispatching or procuring the dispatch to you by pre-paid post to your address recorded in Summit's register

of members at open of business (Perth, Western Australia time) on the date set by Paladin under section 633(2) of the Corporations Act, an uncertificated holding statement in your name. If Your Summit Shares are held in a joint name, an uncertificated holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Summit's register of members on the date set by Paladin under section 633(2) of the Corporations Act.

(g) If at the time you accept the Offer any of the following:

(1) Banking (Foreign) Exchange Regulations 1959 (Cth);

(2) Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(3) Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(4) Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(5) any other law of Australia,

require that an authority, clearance or approval of the Reserve Bank of Australia, the Australian Taxation Office or any other government authority be obtained before you receive any consideration for Your Summit Shares, or would make it unlawful for Paladin to provide any consideration to you for Your Summit Shares, you will not be entitled to receive any consideration for Your Summit Shares until all requisite authorities, clearances or approvals have been received by Paladin. As far as Paladin is aware, as at the date of this Bidder's Statement, the persons to whom this section 13.6(g)) will apply are: prescribed supporters of the former government of Yugoslavia; ministers and senior officials of the Government of Zimbabwe; persons associated with the former government of Iraq (including senior officials, immediate family members of senior officials, or an entities controlled by any of those persons); Usama bin Laden; the Taliban; members of the Al-Qaeda organisation; and a person named in the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

13.7 Foreign Shareholders

(a) If you are a Foreign Shareholder, you will not be entitled to receive Paladin Shares as the consideration for Your Summit Shares as a result of accepting this Offer, and Paladin will:

(1) arrange for the issue to a nominee approved by ASIC (the Nominee) of the number of Paladin Shares to which you would have been entitled but for section 13.1(c) and the equivalent provision in each other offer under the Offer on or before 7 days after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within 7 days after this Offer becomes unconditional;

(2) cause the Paladin Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(3) cause the Nominee to pay to you the amount ascertained in accordance with the formula:

$$\frac{N \times YS}{TS}$$

where:

'N' is the amount which is received by the Nominee upon the sale of all Paladin Shares under this section 13.7 less brokerage and sale expenses;

'YS' is the number of Paladin Shares which would, but for section 13.1(c), otherwise have been allotted to you; and

'TS' is the total number of Paladin Shares allotted to the Nominee under this section 13.7.

(b) You will receive your share of the proceeds of the sale of Paladin Shares by the Nominee in Australian currency.

(c) Payment will be made by cheque posted to you at your risk by ordinary mail (or in the case of overseas shareholders, by airmail) at the address provided on your Acceptance Form as soon as practicable and in any event within the period required by the Corporations Act.

(d) Under no circumstances will interest be paid on your share of the proceeds of the sale of Paladin Shares by the Nominee, regardless of any delay in remitting these proceeds to you.

13.8 Conditions of this Offer

Subject to section 13.9, the completion of this Offer and any contract that results from an acceptance of this Offer, are subject to the fulfilment of the conditions set out below:

(a) Consent to quotation

The TSX consents to the issue and quotation of the Paladin Shares to be issued under the Offer on that exchange on an unconditional basis or subject only to customary conditions.

(b) Lenders' consent

The Société Générale, Australia Branch (ABN 71 092 516 286), in its capacity as agent under the Common Terms Agreement:

(1) irrevocably and unconditionally consents to the acquisition by Paladin of all the Summit Shares pursuant to the Offer for the purposes of the Common Terms Agreement; and

(2) irrevocably and unconditionally waives any default under the Common Terms Agreement which has arisen, or may arise, solely as a result of the announcement or completion of the Offer by Paladin.

(c) No prescribed occurrences

Between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), none of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) happen, other than in respect of and to the extent necessary to effect the demerger of Pacific Mines in accordance with and on the terms consistent with the prior announcements of Summit to ASX:

(1) Summit converting all or any of the Summit Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(2) Summit or a subsidiary of Summit resolving to reduce its share capital in any way;

(3) Summit or a subsidiary of Summit entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(4) Summit or a subsidiary of Summit making an issue of Summit Shares (other than Summit Shares issued as a result of the exercise of Options into Summit Shares) or granting an option over the Summit Shares or agreeing to make such an issue or grant such an option;

(5) Summit or a subsidiary of Summit issuing, or agreeing to issue, convertible notes;

(6) Summit or a subsidiary of Summit disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(7) Summit or a subsidiary of Summit charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(8) Summit or a subsidiary of Summit resolving that it be wound up;

(9) the appointment of a liquidator or provisional liquidator of Summit or of a subsidiary of Summit;

(10) the making of an order by a court for the winding up of Summit or of a subsidiary of Summit;

(11) an administrator of Summit or of a subsidiary of Summit being appointed under section 436A, 436B or 436C of the Corporations Act;

(12) Summit or a subsidiary of Summit executing a deed of company arrangement;

(13) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Summit or of a subsidiary of Summit.

13.9 Nature and benefit of conditions

(a) The conditions in section 13.8 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the conditions in section 13.8(b), until the end of the third Business Day after the end of the Offer Period), prevent a contract to sell Your Summit Shares from arising, but entitles Paladin by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(b) Subject to the Corporations Act, Paladin alone is entitled to the benefit of the conditions in section 13.8, or to rely on any non-fulfilment of any of them.

(c) Each condition in section 13.8 is a separate, several and distinct condition. No condition will be taken to limit the meaning or effect of any other condition.

13.10 Freeing the Offer of conditions

Paladin may free this Offer, and any contract resulting from its acceptance, from all or any of the conditions subsequent in section 13.8, either generally or by reference to a particular fact, matter, event, occurrence or circumstance (or class thereof), by giving a notice to Summit and to ASX declaring this Offer to be free from the relevant condition or conditions specified, in accordance with section 650F of the Corporations Act. This notice may be given:

(a) in the case of the condition in section 13.8(b), not later than 3 Business Days after the end of the Offer Period; and

(b) in the case of all the other conditions in section 13.8, not less than 7 days before the end of the Offer Period.

If, at the end of the Offer Period (or in the case of the conditions in section 13.8(b), at the end of the third Business Day after the end of the Offer Period), the conditions in section 13.8 have not been fulfilled and Paladin has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

13.11 Official quotation of Paladin Shares

(a) Paladin has been admitted to the official lists of ASX and TSX. Paladin Shares of the same class as those to be issued as consideration have been granted official quotation by ASX and TSX.

(b) An application will be made within 7 days after the start of the Offer Period to each of ASX and TSX for the granting of official quotation of the Paladin Shares to be issued in accordance with the Offer. However, official quotation is not granted automatically on application.

(c) Without limitation to the operation of clause 13.8(a), pursuant to the Corporations Act, this Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX and TSX of the Paladin Shares to be issued pursuant to the Offer being granted no later than 7 days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offers will be automatically void.

13.12 Notice on status of conditions

The date for giving the notice on the status of the conditions required by section 630(1) of the Corporations Act is the later of:

(a) 5 April 2007; and

(b) the date determined under section 630(2) if the Offer Period is extended.

13.13 Withdrawal of this Offer

(a) This Offer may be withdrawn with the consent in writing of ASIC, which consent may be subject to conditions. If ASIC gives such consent, Paladin will give notice of the withdrawal to ASX, TSX and to Summit and will comply with any other conditions imposed by ASIC.

(b) If, at the time this Offer is withdrawn, all the conditions in section 13.8 have been freed, all contracts arising from acceptance of the Offer before it was withdrawn will remain enforceable.

(c) If, at the time this Offer is withdrawn, the Offer remains subject to one or more of the conditions in section 13.8, all contracts arising from its acceptance will become void (whether or not the events referred to in the relevant conditions have occurred).

(d) A withdrawal pursuant to section 13.13 will be deemed to take effect:

 (1) if the withdrawal is not subject to conditions imposed by ASIC, after the date that consent in writing is given by ASIC; or

 (2) if the withdrawal is subject to conditions imposed by ASIC, after the date those conditions are satisfied.

13.14 Variation of this Offer

Paladin may vary this Offer in accordance with the Corporations Act.

13.15 No stamp duty or brokerage

(a) Paladin will pay any stamp duty on the transfer of Your Summit Shares to it.

(b) As long as Your Summit Shares are registered in your name and you deliver them directly to Paladin, you will not incur any brokerage in connection with your acceptance of this Offer.

13.16 Governing laws

This Offer and any contract that results from your acceptance of it are to be governed by the laws in force in Western Australia, Australia.

14 Definitions and interpretation

14.1 Definitions

In this Bidder's Statement and in the Acceptance Form unless the context otherwise appears, the following terms have the meanings shown below:

\$ or A\$	Australian dollars, the lawful currency of the Commonwealth of Australia
Acceptance Form	the acceptance form enclosed with this Bidder's Statement
AIFRS	Australian equivalents to International Financial Reporting Standards
Announcement Date	the date of the announcement of the Offer by Paladin, being 27 February 2007
ASIC	the Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532
ASTC Settlement Rules	the operating rules of the ASTC which govern the administration of the Clearing House Electronic Sub-register System
ASX	ASX Limited ABN 98 008 624 691
Bidder's Statement	this document, being the statement of Paladin under Part 6.5 Division 2 of the Corporations Act relating to the Offer
Business Day	means a day on which banks are open for business in Perth, Western Australia, excluding a Saturday, Sunday or public holiday
Board	the board of directors of Summit from time to time
CGT	capital gains tax
CHESS Holding	a number of Summit Shares which are registered on Summit share register being a register administered by the ASTC and which records uncertificated holdings of Summit Shares
Common Terms Agreement	the agreement of that name between, amongst others, Paladin Finance Pty Ltd (as Borrower), Paladin (as Sponsor and Completion Guarantor) and the Société Générale, Australia Branch (ABN 71 082 516 286) (as Agent) relating to the syndicated loan arrangement between those parties
Controlling Participant	in relation to Your Summit Shares, has the same meaning as in the ASTC Settlement Rules
Consultants' Options	options to subscribe for Summit Shares issued to consultants of Summit on the terms approved at a general meeting of Summit shareholders on 6 November 2006
Corporations Act	the Corporations Act 2001 (Cth)
Directors' Options	options to subscribe for Summit Shares issued to directors of Summit on the terms approved at a general meeting of Summit shareholders on 6 November 2006
EPM	Exploration Permit for Minerals
FATA	the Foreign Acquisitions and Takeovers Act 1975 (Cth)
FIRB	the Foreign Investment Review Board established under FATA
Foreign Shareholder	a Summit shareholder whose address as shown in the register of members of Summit is in a jurisdiction other than Australia or its external territories or New Zealand, unless Paladin otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Summit shareholder in the relevant jurisdiction and to issue Paladin Shares to such a Summit shareholder on acceptance of the Offer, and that it is not unlawful for such a Summit shareholder to accept the Offer in such circumstances in the relevant jurisdiction
Holder Identification Number	has the same meaning as in the ASTC Settlement Rules

Issuer Sponsored Holdings	a holding of Summit Shares on Summit's issuer sponsored subregister
JORC	the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (as revised and updated from time to time)
Listing Rules	the Official Listing Rules of ASX or NZX (as the context requires), as amended and waived from time to time
Merged Entity	the group of companies resulting from the combination of the Summit Group and the Paladin Group following the acquisition by Paladin of not less than 50.1% of Summit under the Offer
Mlbs	million pounds
Mt	million metric tonnes
Mt Isa	Mt Isa Uranium Pty Ltd (ABN 77 064 536 483), a wholly owned subsidiary of Paladin
Mt Isa Agreement	the joint venture agreement between Summit Resources (Aust) and Mt Isa Uranium Pty Ltd (ABN 77 064 536 483) (a wholly owned subsidiary of Paladin) dated 16 January 2001 relating to the Mt Isa Exploration Joint Venture.
Mt Isa JV	the Mt Isa Exploration Joint Venture formed under the Mt Isa Agreement
NZX	New Zealand Stock Exchange Limited
Offer	the offer for Summit Shares under the terms and conditions contained in section 13 of this Bidder's Statement
Offer Period	the period during which the Offer will remain open for acceptance in accordance with section 13.2 of this Bidder's Statement
Options	options to subscribe for Summit Shares, being either Staff Options, Directors' Options or Consultants' Options
Pacific Mines	Pacific Mines Limited (54 101 437 085), a wholly owned subsidiary of Summit
Paladin	Paladin Resources Ltd (ABN 47 061 681 098)
Paladin Group	Paladin and its subsidiaries
Paladin Shares	fully paid ordinary shares in the capital of Paladin
Participant	an entity admitted to participate in the Clearing House Electronic Sub-register system under Rule 4.3.1 and 4.4.1 of the ASTC Settlement Rules
Register Date	the date set by Paladin under section 633(2) of the Corporations Act, being 28 February 2007
Resolute	Resolute Mining Limited (ABN 39 097 088 689)
Resolute Limited	Resolute Limited (ABN 27 009 069 014), a wholly-owned subsidiary of Resolute
Rights	all accreditations, rights or benefits of whatever kind attaching or arising from Summit Shares directly or indirectly at or after the Announcement Date (including, but not limited to, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Summit or any of its subsidiaries) but not including any rights to receive Pacific Mines shares on the proposed demerger by Summit of Pacific Mines (if it occurs) where the record date for the proposed demerger occurs prior to Paladin acquiring the relevant Summit Shares
Securityholder Reference Number	has the same meaning as in the ASTC Settlement Rules
Staff Options	options to subscribe for Summit Shares issued under the Summit ESOP

Summit	Summit Resources Limited (ABN 86 009 474 775)
Summit ESOP	the Summit Resources Limited Employee Share Option Plan as approved by Summit shareholders at the general meeting of the company held on 6 November 2006
Summit Group	Summit and its subsidiaries
Summit Resources (Aust)	Summit Resources (Aust) Pty Ltd (ABN 98 009 188 078), a party to the Mt Isa Agreement and a wholly owned subsidiary of Summit
Summit Shares	fully paid ordinary shares in the capital of Summit
Supreme Court Action	Supreme Court of Western Australia Action [CIV 2021 of 2006], Summit Resources (Aust) Pty Ltd v Resolute Limited & Mt Isa Uranium Pty Ltd
Takeover Bid	the off-market takeover bid constituted by the dispatch of the Offers in accordance with the Corporations Act
Takeover Transferee Holding	has the same meaning as in the ASTC Settlement Rules
TSX	the Toronto Stock Exchange
US$ or US dollar	United States dollars, the lawful currency of the United States of America
U_3O_8	uranium oxide
Your Summit Shares	subject to section 13.1, the Summit Shares (a) in respect of which you are registered, or entitled to be registered, as holder in the register of shareholders of Summit at the open of business (Perth, Western Australia time) on the Register Date, or (b) to which you are able to give good title at the time you accept this Offer during the Offer Period.

14.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context otherwise appears:

(a) words and phrases have the same meaning (if any) given to them in the Corporations Act;

(b) words importing a gender include any gender;

(c) words importing the singular include the plural and vice versa;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e) a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;

(f) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) headings and boldings are for convenience only and do not affect the interpretation of this Bidder's Statement;

(h) a reference to time is a reference to time in Perth, Western Australia;

(i) a reference to writing includes facsimile transmissions; and

(j) a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.

15 Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution passed by the directors of Paladin.

Dated: 27 February 2007

Signed for and on behalf of Paladin Resources Ltd

Rick Crabb
Chairman

Attachment A

ASX announcements by Paladin since 1 July 2006

Date	Announcement
27/02/2007	Paladin Announces Takeover Offer for Summit Resources Limited
23/02/2007	BFS Positive and Development Go-ahead Approval
23/02/2007	Kayelekera Development Agreement Approval
09/02/2007	Second Quarter and Half Year Accounts - 31 December 2006
02/02/2007	Appendix 3B
31/01/2007	Second Quarter Activities & Cashflow Report
29/01/2007	Appendix 3B
16/01/2007	Uranium Marketing Team Strengthened
12/01/2007	Langer Heinrich Uranium Project NI 43-101 Report
12/01/2007	EME: High Grade Uranium Intercept at Bigrlyi
03/01/2007	GRD's ann:Commissioning of Langer Heinrich Uranium Project
28/12/2006	Langer Heinrich Uranium Project Namibia
22/12/2006	Appendix 3B
21/12/2006	NI 43-101 Report - Valhalla and Bigrlyi Projects
19/12/2006	Change in substantial holding for DYL
18/12/2006	Appendix 3B
08/12/2006	Revised: Ceasing to be a substantial holder
08/12/2006	Ceasing to be a substantial holder
06/12/2006	Convertible Bond Disclosure Document
01/12/2006	Enters into S&P/ASX 100 Index
01/12/2006	S&P Announces December Rebalance of SP/ASX Indices
30/11/2006	Pricing of US$250 Million of Convertible Bonds
28/11/2006	To issue US$250m of convertible notes
27/11/2006	Significant Intercepts from Initial Drilling at Bigrlyi
27/11/2006	Appendix 3B
24/11/2006	EME: Significant Uranium Intercepts at Bigrlyi
24/11/2006	LHU Mineral Resource Estimates Upgraded
24/11/2006	Prospective Tenement Granted
22/11/2006	Proxy Voting at AGM
21/11/2006	AGM Presentation
14/11/2006	New Lower Royalty Rate Set for Uranium in Namibia
08/11/2006	September 2006 Quarterly Financial Report and MD&A
07/11/2006	Appendix 3B
02/11/2006	Paladin Resources Presentation Update
02/11/2006	VUL: Compulsory Acquisition of Outstanding Valhalla Shares
31/10/2006	Appendix 3B
31/10/2006	Change in substantial holding for VUL
31/10/2006	Correction to Quarterly Report
31/10/2006	First Quarter Cashflow Report
30/10/2006	First Quarter Activities Report
27/10/2006	Notice of Annual General Meeting
26/10/2006	Change in substantial holding for DYL

25/10/2006	EME:Drilling underway at Bigrlyi Uranium Project
25/10/2006	RSG:Sale of Shares for $116M
24/10/2006	DYL: Form 603 Substantial Shareholder Notice
13/10/2006	Appendix 3B
09/10/2006	Change in substantial holding
05/10/2006	Change in substantial holding for VUL
04/10/2006	Ceasing to be a substantial holder from RSG
29/09/2006	Change of date for Annual General Meeting
28/09/2006	T/O Bid for Valhalla Shares - Distribution Schedule & Top20
26/09/2006	Valhalla Uranium Ltd - Isa Uranium Joint Venture
26/09/2006	RSG: Isa Uranium Joint Venture
20/09/2006	Appendix 3B
19/09/2006	Compulsory Acquisition of Outstanding Valhalla Shares
18/09/2006	Close of offer period & notification of relevant interests
13/09/2006	Change in substantial holding for VUL
13/09/2006	Change in substantial holding for VUL
13/09/2006	Appendix 3B
11/09/2006	Becoming a substantial holder from RSG
08/09/2006	Appendix 3B - Valhalla Takeover
08/09/2006	Change in substantial holding for VUL
07/09/2006	Notice of Status of Defeating Conditions
07/09/2006	PDN Takeover Bid becomes Unconditional
07/09/2006	Offer for Valhalla goes unconditional
07/09/2006	First Supplementary Bidder's Statement
07/09/2006	Notice that defeating conditions to takeover bid freed
07/09/2006	RSG:Acceptance of Paladin Res Offer for Valhalla Uranium
06/09/2006	Notice that defeating condition to takeover bid fulfilled
06/09/2006	Change in substantial holding for VUL
05/09/2006	Change in substantial holding for VUL
31/08/2006	Extension of Valhalla Offer
31/08/2006	SMM: Court Proceedings - Paladin Offer for Valhalla
31/08/2006	Change in substantial holding for VUL
30/08/2006	2006 Annual Report
30/08/2006	Change in substantial holding for VUL
29/08/2006	Notice that defeating condition to takeover bid fulfilled
28/08/2006	Plant Commissioning commences early at Langer Heinrich
28/08/2006	Change in substantial holding for VUL
24/08/2006	SMM: JORC compliant resource estimate-Valhalla Uranium Dep
24/08/2006	Condition Regarding Valhalla JORC Compliant Resource
22/08/2006	Condition regarding Valhalla JORC Compliant Resource
18/08/2006	Valhalla Bid Condition Satisfied
18/08/2006	Appendix 3B
16/08/2006	VUL Target's Statement
16/08/2006	Change in substantial holding for VUL
11/08/2006	Change in substantial holding for VUL

08/08/2006	Appendix 3B
03/08/2006	Completion of Dispatch of Bidders Statement
31/07/2006	Fourth Quarter Activities & Cashflow Report
28/07/2006	Paladin Bid for Valhalla - Summit Announcement Today
28/07/2006	SMM: Summit seeks orders in Supreme Court of Western Aust.
25/07/2006	Subsection 633(1) of the Corps Act re T/O for VUL
25/07/2006	Issue of Bidders Statement - Valhalla Uranium Limited Offer
25/07/2006	Becoming a substantial holder for VUL
25/07/2006	Takeover for VUL-Not of people to whom info is to be sent
20/07/2006	Appendix 3B - Exercise of Allotment of Options
20/07/2006	Appointment of David Princep to Paladin Technical Team
18/07/2006	BMN: Bannerman Progresses Uranium Exploration in Namibia
11/07/2006	SMM: Mt Isa Project/Response to bid for Valhalla by Paladin
11/07/2006	RSG's ann: Paladin Resources T/O Offer for Valhalla Uranium
11/07/2006	VUL: Takeover Offer by Paladin
11/07/2006	Takeover offer for Valhalla Uranium Ltd
07/07/2006	Trading Halt
06/07/2006	Appendix 3B - Allotment of Options
06/07/2006	Langer Heinrich First Drawdown
03/07/2006	Appointment of Brendan O'Hara - Commencement Date
03/07/2006	Appointment of Brendan O'Hara to Executive Team

Attachment B

Announcements in relation to the Offer

Date	Announcement
27/02/2007	Paladin Announces Takeover Offer for Summit Resources Limited


PALADIN
PALADIN RESOURCES LTD
ACN: 061 681 098

Grand Central, First Floor, 26 Railway Road
Subiaco Western Australia 6008
PO Box 201, Subiaco Western Australia 6904
Tel: (+61 8) 9381 4366 Fax: (+61 8) 9381 4978
Email: paladin@paladinresources.com.au
Web: www.paladinresources.com.au

27 February 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000 By Electronic Lodgement

Dear Sir/Madam

Paladin Announces Takeover Offer for Summit Resources Limited

Paladin Resources Ltd **(ASX: PDN, TSX: PDN)** ("Paladin") is pleased to announce an off-market scrip takeover bid ("Offer") for Australian and New Zealand Stock Exchange-listed exploration company Summit Resources Limited **(ASX: SMM, NZSE: SMM)** ("Summit").

This announcement follows confirmation last week that Paladin has signed a Development Agreement with the Government of The Republic of Malawi, received Board approval for construction of the Kayelekera Uranium Project and is targeting an annual production profile of 7Mlbs U_3O_8 per annum by 2009 (including the Langer Heinrich post Stage II expansion).

The consideration under the Offer will comprise 1 fully paid ordinary Paladin share for every 2.04 fully paid ordinary Summit shares, implying a price of A$5.12 per Summit share based on the volume weighted average price ("VWAP") of Paladin shares on the ASX over the 5 trading days prior to the date of this announcement of $10.44 per share.

The Offer values Summit at approximately A$1,011 million and provides an attractive premium of approximately 34% to the VWAP for Summit shares on the ASX over the 10 trading days prior to the date of this announcement (see "Offer Terms" below).

The Offer is conditional only on Toronto Stock Exchange consent to quotation of Paladin shares to be issued under the Offer on that exchange, consent from Paladin's lenders (both of which are expected to be obtained promptly) and on the absence of 'prescribed occurrences'. There is no minimum acceptance condition to the Offer.

Summit is a Western Australian based exploration company with interests in uranium, copper, gold, phosphate and iron ore exploration projects in northwest Queensland. The most advanced project in Summits portfolio is the Valhalla uranium deposit situated near Mount Isa. The Valhalla deposit, together with Skal is part of the Isa Uranium Joint Venture Agreement ("IUJV"), of which Summit is manager and holder of a 50% interest. Paladin holds the other 50% interest in the IUJV.

Summit also holds interests in uranium projects in the Mount Isa and Georgina Basin areas, iron ore deposits in the Constance Range formation and various base metal and gold exploration assets in Queensland.

The proposed takeover represents a significant step forward in Paladin's growth strategy. Paladin believes that a 100% interest in the Valhalla/Skal deposits will further strengthen the post-2012 development opportunity at Mt Isa. Paladin notes the recent public comments by Summit suggesting that it will commence uranium production by early to mid 2010 (assuming the Queensland State Government reverses its policy stance so as to permit uranium mining in that State). Paladin's view, based on its own development experience and understanding of the likely development process in Queensland should uranium mining be allowed, is that a target of production commencing in or after 2012 is a more realistic expectation.

By accepting the Offer, Summit shareholders will become shareholders in a uranium producing company which enjoys excellent exposure to current strong uranium pricing and has no legacy pre-2006 sales contracts.

Summit shareholders who accept the Offer will also retain significant exploration upside, retain upside exposure to potential changes in Australian uranium mining policy, inherit a management team and board with the requisite skills and demonstrated ability to bring a uranium mine into production and obtain increased liquidity of their investment through Paladin shares.

Paladin Managing Director, John Borshoff, said the proposed acquisition allows an opportunity to further enhance Summits assets, with a proven and experienced Board and management team. Apart from Paladin, worldwide very few companies have demonstrated the ability to deal with the unique facets involved in the development of a uranium mine. "Summit has an attractive portfolio of Australian uranium deposits that will complement Paladin's extensive asset base. The Valhalla/Skal deposits are ore bodies with sizeable resources and acceptable grades. While ultimate development of the resource depends on a change of policy in Queensland, Paladin looks forward to progressing the exploration and appraisal of Valhalla/Skal and the other deposits to ensure readiness if and when this policy change occurs." Concurrently, Paladin can develop its next uranium mine at Kayelekera in Malawi to continue progressive enhancement in the Company's shareholder value.

Paladin's strong balance sheet and upcoming operating cash flow will support the development of Summit's uranium assets and the eventual unlocking of the upside potential at the Valhalla/Skal, Andersons and other Mount Isa deposits.

Paladin's financial advisers in respect of the Offer are Azure Capital and its legal advisers are Freehills.

Offer Terms

The Offer to Summit shareholders is 1 Paladin share for every 2.04 Summit shares.

The Offer is to acquire all of each Summit shareholder's holding.

Based on the VWAP for Paladin shares on the ASX over the 5 trading days prior to the date of this announcement of A$10.44 per share, the implied value of the Offer is A$5.12 per Summit share. This represents:

- a 28.0% premium to the closing price for Summit shares of A$4.00 on the last trading day prior to the date of this announcement;
- a 30.3% premium to the VWAP for Summit shares of A$3.93 in the 5 trading days prior to the date of this announcement; and
- a 36.9% premium to the VWAP for Summit shares of $3.74 in the 15 trading days prior to the date of this announcement.

Attachment B

The Offer is subject to the following conditions* (in addition to the statutory condition relating to quotation of Paladin Shares):

- TSX consenting to the quotation of Paladin Shares issued under the Offer on that exchange;
- Paladin's lender's consent; and
- The absence of 'prescribed occurrences'.

The Offer has already received approval from the Foreign Investment Review Board.

* The above is a *summary only*. Full terms of the conditions are set out in the Bidder's Statement.

Indicative Timetable

Paladin will today lodge a Bidder's Statement in connection with the Offer with the Australian Securities and Investments Commission. Following is an indicative timetable for the Offer**:

Expected date of lodgement of Bidder's Statement	Tuesday 27th February 2007
Expected Date of Offer	Tuesday 13th March 2007
Expected Offer close (unless extended or withdrawn)	5.00pm (Perth, Western Australia time) on Monday 16th April 2007

** The specified dates are indicative only and, subject to the Corporations Act, may be varied.

Background Information – Paladin Resources Limited

Paladin Resources Ltd is listed on both the Australian Stock Exchange and the Toronto Stock Exchange under the symbol "PDN" with subsidiary listings on the Munich Stock Exchange, Berlin-Bremen Stock Exchange, Stuttgart Stock Exchange and Frankfurt Stock Exchange under the symbol "PUR".

Paladin operates in the mineral resource sector with its focus solely on uranium exploration and development. Paladin has projects in Australia and Africa. The African projects are Langer Heinrich in Namibia and Kayelekera in Malawi. The Australian projects are Manyingee and Oobagooma in Western Australia, Valhalla and Skal (50% interest in IUJV with Summit) in Queensland and Bigrlyi (41.7% interest in joint venture with Energy Metals Limited and Southern Cross Exploration NL) in the Northern Territory.

Yellowcake production commenced in December 2006 at the Langer Heinrich Uranium Project which is located in the west of central Namibia. It lies 80km east of the major deepwater seaport at Walvis Bay and the coastal town of Swakopmund, and is 40km south of the Rio Tinto Rossing mine. Worldwide, this is the first complete new conventional uranium mining operation to come into production in a decade. First sales are expected to be made in early 2007.

On completion of the Langer Heinrich drilling programme in 2006, a new resource estimate was determined. The JORC and NI 43-101 compliant Measured and Indicated Resource at a cut off grade of 250ppm is now stated at 37.2Mt grading 0.06% for a total of 22,570t or 49.8Mlbs and Inferred Resources of 43.4 Mt grading 0.06% for a total of 25,360 t or 55.9 Mlbs U_3O_8.

The Kayelekera Deposit is located in northern Malawi in southern Africa. In 2006 Paladin contracted mineral resource specialists Hellman and Schofield Pty Ltd to complete a new resource estimate on the Kayelekera Uranium Project under the JORC and NI 43-101 Codes. This work indicates the JORC and NI 43-101 compliant Resources in the 300ppm cut off ranges:

- 15.3Mt of ore at 0.09% U_3O_8 containing 13,615t or 30Mlbs U_3O_8 (Measured and Indicated)
- 3.4Mt of ore at 0.06% U_3O_8 containing 2,040t or 4.5Mlbs U_3O_8 (Inferred)

A Development Agreement has been entered into with The Republic of Malawi, which will provide a 10-year fiscal and operational stability period for the Kayelekera project. The Bankable Feasibility Study by GRD Minproc (Pty) Ltd of South Africa, has been completed and shows that the Kayelekera project is financially and technically viable, with an 11 year project life. The Paladin Board has approved project development and preliminary works have already commenced, which will keep the project on schedule for the proposed start-up in September 2008. Kayelekera is expected to produce 3.3Mlbs per annum of U_3O_8 for the initial 7 years and 1.17Mlbs per annum U_3O_8 for the last 4 years. The application for grant of a 25 year Mining License has been submitted to the Ministry of Mines and Energy in Malawi.

In December 2006 Paladin released a NI 43-101 compliant resource report for the Valhalla and Bigrlyi deposits, conducted by Hellman & Schofield Pty Ltd.

The Valhalla Uranium Deposit is located 40km northwest of Mount Isa on EPM9221. The JORC and NI 43-101 compliant resource estimate in the 230ppm cut off ranges reported for the Valhalla uranium deposit is as follows and as previously announced:

- 21.3Mt of ore at 0.08% U_3O_8 containing 16,900t/37.4Mlbs U_3O_8 (Indicated). Paladin's share is 18.7Mlbs.
- 12.0Mt of ore at 0.075% U_3O_8 containing 9,000t/19.6Mlbs U_3O_8 (Inferred). Paladin's share is 9.8Mlbs.

The Skal uranium deposit, 10 kilometres east of Valhalla has also been drill tested with significant contained uranium identified in mineralisation of a similar style to Valhalla. This deposit (as reported by Summit) has a historical estimate of uranium mineralisation at a cut off grade of 230ppm of 4.2Mt at between 0.10% U_3O_8 and 0.13% U_3O_8 for 11.0Mlbs U_3O_8. Paladin's share is 50% or 5.5Mlbs.

Paladin has recently issued US$250 million convertible bonds, the net proceeds of which will be used to advance the development of the Kayelekera Project in Malawi, establish a uranium marketing subsidiary, fund opportunities as they arise to support acquisitions and corporate growth and for general corporate purposes. Paladin's uranium marketing subsidiary will, amongst other things, establish its own uranium inventory to afford the Paladin Group flexibility and stability of ongoing supply, in a dynamic uranium market.

Paladin has continued to build a high quality management team with excellent experience in uranium marketing; major project finance; development and construction; operations and corporate governance.

Yours faithfully
Paladin Resources Ltd

JOHN BORSHOFF
Managing Director

Contact Details

For further information please visit www.paladinresources.com.au
John Borshoff
Managing Director
Paladin Resources Ltd
+61 8 9381 4366

Attachment C

Announcements by Summit since 1 July 2006

Date	Announcement
27/02/2007	Advice to shareholders in response to hostile Paladin takeover offer
08/02/2007	Ceasing to be a substantial holder
30/01/2007	Second Quarter Activities & Cashflow Reports
21/12/2006	PDN: NI 43-101 Report - Valhalla and Bigrlyi Projects
16/11/2006	Results of AGM
13/11/2006	Change of Director's Interest Notice x 3
09/11/2006	Change of Director's Interest Notice
09/11/2006	Appendix 3B
06/11/2006	Results of General Meeting of Shareholders
30/10/2006	First Quarter Activities & Cashflow Report
23/10/2006	Initial Director's Interest Notice
19/10/2006	Board Appointment
16/10/2006	Upside - shareholder and investor newsletter
16/10/2006	Annual Report 2006
16/10/2006	Notice of Annual General Meeting
10/10/2006	Appendix 3B
06/10/2006	Notice of General Meeting
29/09/2006	Full Year Accounts
26/09/2006	PDN's ann: Valhalla Uranium Ltd - Isa Uranium Joint Venture
26/09/2006	RSG: Isa Uranium Joint Venture
25/09/2006	Letter to Shareholders: Supreme Court Action
14/09/2006	Appoint New Executive Director
08/09/2006	Change in substantial holding
01/09/2006	ZSP: September Quarterly Rebalance of S&P/ASX Indices
31/08/2006	Court Proceedings - Paladin Offer for Valhalla
30/08/2006	VUL ann: Deed of Acknowledgement with Summit Resources
30/08/2006	RSG ann: Deed of Acknowledgement with Summit Resources
28/08/2006	Issue of Shares/Notice under Section 708
28/08/2006	Appendix 3B
24/08/2006	JORC compliant resource estimate-Valhalla Uranium Deposit
23/08/2006	Appendix 3B
22/08/2006	PDN: Condition regarding Valhalla JORC Compliant Resource
22/08/2006	VUL ann: Uranium Increase in Resource
22/08/2006	JORC Compliant Resource Estimate Valhalla Uranium Deposit
18/08/2006	Placement
04/08/2006	VUL ann: Isa Uranium JV Agreement with Summit Update
04/08/2006	NRL: Georgina Basin Uranium Project
04/08/2006	Georgina Basin Uranium Project
31/07/2006	Fourth Quarter Activities & Cashflow Reports
28/07/2006	VUL:ISA Uranium JV Agreement with Summit Res Aust P/L
28/07/2006	Paladin Bid for Valhalla - Summit Announcement Today
28/07/2006	Summit seeks orders in Supreme Court of Western Australia
17/07/2006	Change of Director's Interest Notice
12/07/2006	Change of Director's Interest Notice
11/07/2006	Mt Isa Project/Response to bid for Valhalla by Paladin


PALADIN




PALADIN

Key Contacts

Share registrar for the Offer
Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth Western Australia 6000
Telephone: (+61 8) 9323 2000
Facsimile: (+618) 9323 2033

Paladin Offer Information Line*
1800 651 091
* For legal reasons, calls to these numbers will be recorded.

PALADIN RESOURCES LTD
ACN 061 681 098

Paladin Resources Ltd

ABN 47 061 681 098



Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box D182 Perth
Western Australia 6840 Australia
Enquiries (within Australia) 1300 557 010
(outside Australia) 61 3 9415 4000
Facsimile 61 8 9323 2033
web.queries@computershare.com.au
www.computershare.com

A

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C | 1 2 3

Transfer and Acceptance Form - Share Offer

This is an important document and requires your immediate attention. If you are in doubt about how to deal with it, please consult your financial or other professional advisor. If any of your details are incorrect, please amend them and initial the alterations. You should read the Bidder's Statement which accompanies this Transfer and Acceptance Form. Terms defined in the Bidder's Statement have the same meaning in this Transfer and Acceptance Form.

Use this form to accept Paladin Resources Ltd's ("Paladin") Offer for your Summit Resources Limited ("Summit") Fully Paid Ordinary Shares

B Consideration

The consideration applicable under the terms of the Offer

*If you are a Foreign Shareholder, your Paladin Shares will be allocated to a nominee and sold on your behalf. See section 13.7 of the Bidder's Statement.

Securityholder details

Subregister	Issuer/CHESS
Your holding in Summit	123456789012
Paladin Share consideration to be issued to you on the basis of 1 Paladin Share for every 2.04 Summit Shares accepted*	123456789012

C To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all Your Summit Shares if you sign and return this form.

If you hold Your Summit Shares in a CHESS holding (see "Subregister" above), to accept the Offer you can either:

- Instruct your Controlling Participant directly - normally your stockbroker
  or
- Authorise Paladin to contact your Controlling Participant on your behalf, which you can do by signing and returning this form. By signing and returning this form you will be deemed to have authorised Paladin to contact your Controlling Participant directly via the CHESS system.

D Contact details

Please provide your contact details in case we need to speak to you about this form.

Name of contact person	Contact person's daytime telephone number
	( )

E Sign here - this section must be signed before we can process this form.

I/We accept the Offer made by Paladin in respect of Summit Shares I/we hold and I/we agree to be bound by the terms and conditions of the Offer *(including the instructions as to acceptance of the Offer on the back of this form)* and transfer all of my/our Summit Shares to Paladin for the above consideration. If this form is signed under Power of Attorney, the attorney declares that he/she has no notice of the revocation of that power.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.

See back of form for completion guidelines

PDN 2TKAS <Broker PID>  +

How to complete this form

Acceptance of the takeover offer

A **Registration Details**

The Summit Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the Summit register.

If you have already sold all Your Summit Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

B **Consideration**

The consideration payable under the Offer is 1 Paladin Share for every 2.04 Summit Shares accepted.

C **How to accept the Offer**

If Your Summit Shares are held in an Issuer Sponsored Holding, simply complete and return this form to the Paladin Share Registry ("Paladin Registry") so that it is received by no later than 5.00pm WST on 16 April 2007, unless extended.

If your Summit Shares are in a CHESS holding, you may **contact your Controlling Participant** directly (normally your stockbroker) with instructions to accept the Offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want Paladin to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the Paladin Registry so that it is received no later than 5.00pm WST on 16 April 2007 unless extended.

If you sign and return this Transfer and Acceptance Form to the Paladin Registry either in respect of an Issuer Sponsored Holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to Paladin (and authorise Paladin to warrant on your behalf) that you have full legal and beneficial ownership of Your Summit Shares and that Paladin will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither Paladin or Computershare Investor Services Pty Limited ('CIS') will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the Offer on your behalf.

D **Contact details**

Enter the name of a contact person and telephone number. These details will only be used in the event that the Paladin Registry has a query regarding this form.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the Paladin Registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the Paladin Registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.



2TKAS

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Perth office of CIS by no later than 5.00pm WST on 16 April 2007. Return this Transfer and Acceptance Form to:

Postal Address	OR	Hand Delivery
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box D182		Level 2
PERTH WA 6840		45 St Georges Terrace
		PERTH WA 6000

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

PDN

If you have any enquiries concerning this Offer please contact the Paladin Offer Information Line on 1800 651 091.

For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box D182
Perth Western Australia 6840
Australia



END